

2023

ANNUAL REPORT & PROXY STATEMENT
VEEVA SYSTEMS INC.



NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

WHAT: 2023 Annual Meeting of Shareholders. We are furnishing this Proxy Statement in connection with the solicitation of proxies by the Board of Directors (the "Board") of Veeva Systems Inc., a public benefit corporation under the laws of the State of Delaware, for use at the 2023 Annual Meeting of Shareholders (the "Annual Meeting") described here. This chart shows the items up for a vote at the Annual Meeting, how votes will be counted, and how management recommends you vote on each item.

Proposal		More Information	Board Recommendation	Broker Non-Votes	Abstentions	Votes Required for Approval
One	To elect the directors listed in Proposal One to serve as directors until the annual meeting to be held in 2024 or until their successors are duly elected and qualified.	Page 1	FOR	Will have no effect on the outcome	Will have no effect on the outcome	Majority of the votes duly cast, with respect to each nominee; votes "for" exceed votes "against"
Two	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024.	Page 40	FOR	Will have no effect on the outcome	Will have no effect on the outcome	Majority of the votes duly cast
Three	To approve an amendment and restatement of our Certificate of Incorporation to eliminate inoperative provisions and update certain other miscellaneous provisions, to take effect on or after October 15, 2023.	Page 41	FOR	Will count AGAINST	Will count AGAINST	Affirmative vote of 66 2/3% of the voting power of our capital stock
Four	To vote on a shareholder proposal to require shareholder approval for certain advance notice bylaw amendments, if properly presented at the meeting.	Page 43	AGAINST	Will have no effect on the outcome	Will have no effect on the outcome	Majority of the votes duly cast

WHEN: Wednesday, June 21, 2023, 8:00 a.m. Pacific Time

WHERE: The Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/VEEV2023, where you will be able to listen to the meeting live, submit questions, and vote online.

WHO CAN VOTE: You can vote if you were a shareholder of record as of the close of business on April 26, 2023 (the "Record Date").

HOW CAN I VOTE:

Shareholders of record can vote in any of these ways:

- Internet: www.proxyvote.com until 11:59 p.m. Eastern Time on Tuesday, June 20, 2023;

- Telephone: 1-800-690-6903 until 11:59 p.m. Eastern Time on Tuesday, June 20, 2023;

- Mail: Sign, date, and mail your proxy card (if you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you instruct); or

- Directly at the virtual Annual Meeting: Visit www.virtualshareholdermeeting.com/VEEV2023 and enter your 16-digit control number.

Beneficial Owners of Shares Held in Street Name

- Please refer to the voting instructions provided to you by your broker, trustee, or other nominee that holds your shares.

Adjournments and Postponements

Any action on the items of business described above may be considered at the virtual Annual Meeting or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Voting

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares over the Internet, by telephone, or by mail. Voting your shares in advance will not prevent you from participating in the Annual Meeting virtually, revoking your earlier submitted proxy, or voting your shares during the virtual Annual Meeting. For specific instructions on how to vote your shares, please see "Frequently Asked Questions and Answers" in the Proxy Statement.

On or about May 10, 2023, a Notice of Internet Availability of Proxy Materials (the "Notice") has been mailed to shareholders of record as of the Record Date. The Notice contains instructions on how to access our Proxy Statement and our Annual Report for the fiscal year ended January 31, 2023 (together, the "proxy materials"). The Notice also provides instructions on how to vote and includes instructions on how to receive a paper copy of proxy materials by mail. The proxy materials can be accessed directly at the following Internet address: www.proxyvote.com.

As used in this Proxy Statement, the terms "Veeva," "the Company," "we," "us," and "our" mean Veeva Systems Inc. and its subsidiaries unless the context indicates otherwise.

By Order of the Board of Directors,

Josh Faddis

Josh Faddis
SVP, General Counsel and Corporate Secretary
May 10, 2023

An Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on June 21, 2023: The Notice, Proxy Statement, and 2023 Annual Report is available to shareholders at www.proxyvote.com.

TABLE OF CONTENTS

Proxy Statement

PROPOSAL ONE: ELECTION OF DIRECTORS

GOVERNANCE LEADERSHIP

We, the members of the Veeva Systems Inc. Board of Directors, open this Proxy Statement by asking for your voting support. We provide information in this section describing who we are; how we are selected, elected, and evaluated; how we are organized; how we govern and are governed; how we are paid; and how you can communicate with us. First, we want to summarize a few recent and unique leadership actions that we believe set us apart.

On February 1, 2021, after overwhelming approval by our voting shareholders, we became the first public company to transition from a traditional Delaware corporation to a Public Benefit Corporation ("PBC"). A PBC is a for-profit company that has adopted a public benefit purpose intended to provide benefits beyond just shareholder financial returns. Our PBC purpose is "to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate." As a PBC, our directors have a fiduciary duty to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct, and the pursuit of our PBC purpose. We believe that operating as a PBC (i) reflects our longstanding core values—Do the Right Thing, Customer Success, Employee Success, and Speed, (ii) helps us maintain alignment with the principal industry we serve—life sciences—and its broad goal to improve health and extend lives, and (iii) enhances our relationships with employees and job candidates. We believe that these benefits, among others, are an essential part of our effort to create long-term, sustainable value for shareholders and, if done well, a societal benefit. Our annual PBC report is included herein at "Our Public Benefit Corporation Report."

In 2021, we declassified our board structure and adopted a proxy access provision and a process for shareholders to call special meetings. In 2022, we expanded the diversity of our Board. More recently, we formed a board committee specifically tasked with oversight of cybersecurity risk. Our dual-class structure, adopted at the time of our 2013 initial public offering ("IPO"), automatically sunsets in October of this year. We believe these actions and others position us as a governance leader across many fronts.

WHO WE ARE

Our Board may establish the authorized number of directors from time to time by resolution, and eleven directors are currently authorized. A director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death, resignation, or removal. Our amended and restated certificate of incorporation ("Certificate of Incorporation") and amended and restated bylaws ("Bylaws") that are currently in effect authorize only our Board to fill vacancies on our Board until the next annual meeting of shareholders.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated ten individuals to be elected at the Annual Meeting. As of the date of this Proxy Statement, each of Mark Carges, Mary Lynne Hedley, Priscilla Hung, Tina Hunt, Marshall Mohr, Gordon Ritter, Paul Sekhri, and Matthew J. Wallach qualifies as independent in accordance with the New York Stock Exchange ("NYSE") listing standards. Additionally, Paul E. Chamberlain is not standing for re-election following the expiration of his current term at the Annual Meeting. All of the nominees are presently directors of Veeva and have consented to being named in this Proxy Statement and to serving as directors if elected. You cannot vote for a greater number of persons than the ten director candidates, and the authorized number of directors has been set at ten as of immediately prior to the Annual Meeting.

Our Board unanimously recommends a vote "FOR" each of its nominees for director.

Required Vote

With respect to each nominee, election requires the affirmative vote of a majority of the votes duly cast, i.e., votes "for" exceed votes "against."

WHO WE ARE

Board Nominees

Our Board reflects a diversity of experience and perspectives and has an appropriate balance of members who have supported Veeva from its beginning and who have joined more recently. The following charts provide information concerning our Board nominees as of May 10, 2023.

Average Director Age	Average Director Tenure	Board Diversity in Gender	Board Diversity in Underrepresented Communities
59 years	5.8 years	30%	30%

Board Skill	Cabral	Carges	Gassner	Hedley	Hung	Hunt	Mohr	Ritter	Sekhri	Wallach
Technical software expertise[1]		X	X		X			X		X
Life sciences operational expertise[2]				X		X			X	
Veeva-specific operational expertise[3]	X		X							X
Business executive expertise[4]		X	X	X	X	X	X		X	
International (non-US) business operational expertise[5]			X	X	X	X			X	
Business development expertise[6]	X	X	X	X	X	X	X	X	X	X
Financial expertise[7]	X						X			
Public company board experience[8]	X	X	X	X	X		X		X	
Governance, risk, and compliance expertise[9]	X	X	X	X	X	X	X		X	
Years on Board	1	6	16	4	1	1	1	15	9	3
Age	55	61	58	60	56	55	67	58	65	50
Gender	M	M	M	F	F	F	M	M	M	M
Self-identify as member of an underrepresented community[10]	N	N	Not Specified	N	Y	Y	N	N	Y	N

(1) Technical product expertise in the software industry, including expertise in product design/management, product development, or product operations.

(2) Experience leading the research and development or commercial (sales/marketing) functions of a life sciences company.

(3) Deep knowledge and operational experience with Veeva's business; deep knowledge of Veeva's customers.

(4) Experience as CEO or other senior executive in a non-financial role at another public company.

(5) Lead executive or supervisor of the lead executive for a significant business or business unit outside the United States.

(6) Experience founding or growing new businesses; experience in venture capital, capital markets, or acquisitions.

(7) Deep experience with financial statements and accounting; Audit Committee financial expert.

(8) Experience as a director of another public company.

(9) Operational responsibility or board oversight of governance, risk, ESG, cybersecurity, or compliance at another public company.

(10) The term "underrepresented community," as used herein, means Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, or LGBTQ.

We next describe individual biographical and qualification information about each nominee. There are no family relationships among any of our directors or executive officers.

Tim Cabral

Age: 55

Director since 2022

Committees
　None

Qualifications
- Deep knowledge of Veeva as former Chief Financial Officer
- Experience as an executive and business leader in the life sciences and technology industries
- Public company board expertise and financial expertise

Career Experience
- 2010–2020: Chief Financial Officer, Veeva Systems Inc.
- 1994–2010: Various leadership and executive roles, including VP of Finance, at PeopleSoft, Inc., a provider of enterprise application software acquired by Oracle Corporation in 2005, and Senior Finance Manager, at Chiron Corp., a biotech company acquired by Novartis in 2006

Selected Board Experience
- Doximity Inc. (2020–present) (Public)
- ServiceTitan Inc. (2020–present)
- SingleStore Inc. (2021–present)

Education
- Bachelor of Science, Finance, Santa Clara University
- Master of Business Administration, Santa Clara University, Leavey School of Business

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Proxy Statement

Mark Carges	**Qualifications**
Age: 61	• Enterprise and internet software expertise
	• Senior technology leadership
Director since 2017	• Information and cybersecurity experience
Independent Director	**Career Experience**
	• 2017–present: Senior Advisor, Generation Investment Management, an investment management firm focused on sustainable companies
Committees	• 2008–2014: Various executive roles, including most recently Chief Technology Officer, at eBay Inc., an e-commerce company
Compensation	
Cybersecurity (Chair)	• 1996–2008: Various senior technology leadership roles, including most recently EVP, Products and General Manager of the Business Interaction Division, at BEA Systems, Inc., a provider of enterprise application infrastructure software, acquired by Oracle Corporation in 2008
	Selected Board Experience
	• Splunk Inc. (2014–present) (Public)
	• Magnet Systems, Inc. (2012–present)
	• Phase One A/S (2019–present)
	• SteelSeries, Inc. (2020–2022), acquired by GN Store Nord A/S in 2022
	Education
	• Bachelor of Arts, Computer Science, University of California at Berkeley
	• Master of Science, Computer Science, New York University

Peter P. Gassner
Age: 58

Director since 2007

Committees
 None

Qualifications
- Deep knowledge of Veeva as co-founder and Chief Executive Officer
- Software and platform technologist
- Expertise within the software industry

Career Experience
- 2007–present: Co-founder and Chief Executive Officer, Veeva Systems Inc.
- 2003–2005: Senior Vice President of Technology, salesforce.com, inc., a provider of enterprise cloud computing solutions
- 1995–2003: Chief Architect and General Manager, PeopleSoft, a provider of enterprise application software
- 1989–1994: Staff Developer, International Business Machines Corporation, a multinational technology company and computer manufacturer

Selected Board Experience
- Zoom Video Communications, Inc. (2015–present) (Public)
- Guidewire Software, Inc. (2015–2019) (Public)

Education
- Bachelor of Science, Computer Science, Oregon State University

Proxy Statement

Mary Lynne Hedley
Age: 60

Director since 2019

Independent Director

Committees
  Nominating and
  Governance (Chair)

Qualifications
- Founder of multiple life sciences companies
- Scientist and executive with extensive experience in the discovery and development of new medicines, including the clinical trial process

Career Experience
- 2021–present: Senior Scientific Fellow and strategic advisor, Broad Institute of MIT and Harvard, a biomedical research organization
- 2010–2020: Co-founder, President, and Chief Operating Officer of TESARO, Inc., an oncology-focused pharmaceutical company acquired by GlaxoSmithKline plc in 2019
- 2009–2010: EVP of Operations and Chief Scientific Officer, Abraxis BioScience, Inc., a biotechnology company acquired by Celgene Corporation in 2010
- 2008–2009: EVP, Eisai Corporation of North America, a global pharmaceutical company
- 2004–2008: EVP and Chief Scientific Officer, MGI PHARMA, Inc., an oncology focused biopharmaceutical company acquired by Eisai Co. Ltd. in 2008
- 1996–2004: Co-founder, President, and Chief Executive Officer of ZYCOS, Inc., a biotechnology company acquired by MGI PHARMA, Inc. in 2004

Selected Board Experience
- Eli Lilly and Company (2022–present) (Public)
- Helsinn Healthcare SA (2021–present)
- Centessa Pharmaceuticals plc (2021–present)
- Millendo Therapeutics, Inc. (2017–2021) (Public)
- TESARO (2010–2019) (Public)
- bluebird bio, Inc. (2017–2019) (Public)
- Receptos, Inc. (2014–2015), acquired by Celgene Corp. in 2015

Education
- Bachelor of Science, Microbiology, Purdue University
- Doctor of Philosophy, Immunology, University of Texas, Southwestern Medical Center
- Two postdoctoral fellowships, Harvard University

Priscilla Hung
Age: 56

Director since 2022

Independent Director

Committees
　Audit

Qualifications
- Leadership experience within the software industry
- Business development expertise
- Public company board expertise

Career Experience
- 2005–present: various leadership and executive roles, including President and Chief Operating Officer since 2017 and Chief Administrative Officer and SVP, Corporate Development from 2014 to 2017 at Guidewire Software, Inc., a provider of cloud-based software for the P&C insurance industry
- 2000–2005: various leadership roles, including Director of Operations, Supplier Network Business Unit, and Director, Global Alliances at Ariba Technologies Inc., a software company, acquired by the German software developer SAP SE in 2012
- 1996–2000: various leadership roles, including Global OEM Channel Manager of the Midrange Products Division at Sun Microsystems, Inc., a manufacturer of computer workstations, servers, and software, acquired by Oracle Corporation in 2010
- 1989–1996: various leadership roles, including Channel Manager of the Minicomputer Products Division at Oracle Corporation

Selected Board Experience
- Vonage Holdings Corp. (2019–2022), acquired by Telefonaktiebolaget LM Ericsson (publ) in 2022

Education
- Master of Engineering, Industrial Engineering and Operations Research, Cornell University
- Bachelor of Arts, Computer Science, Mills College

Tina Hunt

Age: 55

Director since 2022

Independent Director

Committees
  Audit (effective
  June 1, 2023)

Qualifications
- Business and operations executive experience within the software and life sciences industries
- Global and enterprise leadership expertise
- Life sciences R&D, ESG, and cybersecurity expertise

Career Experience
- 2006–present: various leadership and executive roles, including EVP, Strategy, Sector Development and Global Operations since 2023, and EVP, General Manager, Point of Care Diagnostics and Worldwide Operations from 2020 to 2022 at IDEXX Laboratories, Inc., a global leader in veterinary diagnostics and pet healthcare innovation
- 1996–2006: various leadership and executive roles, including VP at Woodard & Curran Inc., a consulting firm focused on water and environmental projects
- 1989–1990: Sales Executive, Hindustan Computers, an Indian multinational information technology services and consulting company

Education
- Bachelor of Engineering, Civil Engineering, Panjab Engineering College
- Master of Science, Environmental Engineering, Purdue University
- Doctor of Philosophy, Environmental Engineering, Purdue University
- Master of Business Administration, University of Southern Maine

---

Marshall Mohr
Age: 67

Director since 2022

Independent Director

Financial Expert

Committees
   Audit (Chair)
   Cybersecurity

Qualifications
- Leadership experience within the healthcare, technology and financial services industries
- Public company board expertise
- Financial expertise

Career Experience
- 2006–present: various leadership and executive roles, including EVP, Global Business Services since 2021, and EVP and Chief Financial Officer from 2006 to 2021 at Intuitive Surgical Inc., a provider of surgical robotics
- 2003–2006: VP and Chief Financial Officer, Adaptec, Inc., a computer storage company
- 1981–2003: Managing Partner of the West Region Technology Industry Group, PricewaterhouseCoopers LLP, a provider of accounting, audit, and tax advisory services

Selected Board Experience
- Pacific Biosciences of California, Inc. (2012–present) (Public)
- Plantronics, Inc. (2005–2022), acquired by HP Inc. in 2022
- Atheros Communications, Inc. (2003–2011) (Public), acquired by Qualcomm, Inc. in 2011

Education
- Bachelor of Business Administration, Accounting and Finance, Western Michigan University

Proxy Statement

Gordon Ritter
Age: 58

Director since 2008

Chair of the Board

Independent Director

Committees
Compensation (Chair)

Qualifications
- Business experience in the software and web services industries
- Expertise in venture capital, including as an investor and director for numerous private companies
- Deep knowledge of Veeva as an early investor

Career Experience
- 2002–present: General Partner, Emergence Capital Partners, a venture capital firm founded by Mr. Ritter
- 2000–2001: Co-founder and Chief Executive Officer, Software As Service, Inc., a web services platform company
- 1999–2000: Vice President, Global Small Business division, IBM
- 1995–1999: Co-founder and President, Whistle Communications, Inc., an internet appliance and services platform acquired by IBM in 1999
- 1990–1995: Co-founder and President, Tribe, Inc., a networking infrastructure company
- 1986–1990: Vice President of Capital Markets, Credit Suisse First Boston Inc., an investment bank

Selected Board Experience
- Serves on the boards of directors of numerous private technology companies

Education
- Bachelor of Arts, Economics, Princeton University

Paul Sekhri
Age: 65

Director since 2014

Independent Director

Committees
Nominating and
Governance

Qualifications
- Executive, board member, and investor experience in the life sciences industry
- Leadership experience and technical knowledge of life science companies
- Public company board expertise

Career Experience
- 2022–present: President and Chief Executive Officer, vTv Therapeutics Inc., a clinical stage biopharmaceutical company
- 2019–2022: President and Chief Executive Officer, eGenesis, Inc., a biotechnology company focused on transplantation
- 2015–2019: President and Chief Executive Officer, Lycera Corp., a biopharmaceutical company focused on autoimmune diseases
- 2016–2017: Operating Partner, Highline Therapeutics, a biotech incubator launched by Versant Ventures
- 2014–2015: SVP, Integrated Care at Sanofi S.A., a multinational pharmaceutical company
- 2013–2014: Group EVP, Global Business Development and Chief Strategy Officer, Teva Pharmaceutical Industries, Ltd., a global pharmaceuticals company
- 2009–2013: Operating Partner and Head, Biotech Ops Group at TPG Biotech, part of the global private investment firm TPG Capital
- 2004–2009: President and Chief Executive Officer, Cerimon Pharmaceuticals, Inc., a pharmaceutical company

Selected Board Experience
- vTv Therapeutics Inc. (2022–present) (Public)
- Axcella Health Inc. (2022–2023) (Public)
- Oryn Therapeutics (2022–2023)
- Spring Discovery, Inc. (2021–present)
- Longboard Pharmaceuticals (2020–present) (Public)
- eGenesis, Inc. (2019–present)
- Ipsen S.A. (2018–2023) (Public)
- Compugen Ltd. (2017–present) (Public)
- Pharming Group N.V. (2015–present) (Public)
- BiomX, Inc. (2020–2022) (Public)
- Alpine Immune Sciences, Inc. (2017–2020) (Public)

Education
- Bachelor of Science, Zoology, University of Maryland
- Post-graduate studies, clinical anatomy and neuroscience, University of Maryland, School of Medicine

Proxy Statement

Matthew J. Wallach
Age: 50

Director since 2020

Independent Director

Committees
  None

Qualifications
- Deep knowledge of Veeva as co-founder and former president
- Experience as an executive and business leader in the life sciences technology industry

Career Experience
- 2007–2019: Co-founder and President, Veeva Systems Inc.
- 2005–2007: Chief Marketing Officer, Health Market Science, Inc., a supplier of healthcare data solutions
- 2004: Vice President of Marketing and Product Management, IntelliChem, Inc., a provider of scientific content management solutions
- 1998–2003: General Manager, Pharmaceuticals & Biotechnology division, Siebel Systems, Inc., a customer relationship management software company

Selected Board Experience
- HealthVerity, Inc. (2016–present)

Education
- Bachelor of Arts, Economics, Yale University
- Master of Business Administration, Harvard Business School

HOW WE ARE SELECTED, ELECTED, AND EVALUATED

Considerations in Evaluating Director Nominees and Board Diversity

Our Nominating and Governance Committee reviews on at least an annual basis, the composition of the Board, including character, judgment, diversity, independence, expertise, corporate experience, length of service, other commitments, and the like. Our Nominating and Governance Committee considers all aspects of each candidate's qualifications and skills in the context of the needs of Veeva with a view toward creating a Board with diversity of thought, experience, expertise, and perspectives, including diversity with respect to gender and underrepresented community status. We have taken this aim seriously and we believe we have been successful in establishing a Board that includes diversity across a number of key fronts, including gender and underrepresented community status. When evaluating candidates for nomination as new directors, we value and consider the diversity traits of such candidates, but we do not require any particular diversity traits for a candidate or slate of candidates to be considered for nomination. We consider director candidates identified by third-party search firms as well as through recommendations by existing directors and officers.

Board and Committee Evaluations

Pursuant to its charter, which can be found on the Investors portion of our website at ir.veeva.com, the Nominating and Governance Committee oversees the self-evaluation of the Board, and since 2015, we have engaged a third party to conduct interviews with each director regarding, among other things, Board and Board committee membership, structure, performance, and areas for improvement. The purpose of the evaluation is to assess the Board as a whole, and we believe that this process allows Board members to:

- Gain a better understanding of what it means to be an effective Board, including identifying strategies to enhance Board performance;

- Evaluate overall Board composition;

- Assess Board and committee roles and responsibilities;

- Provide anonymous feedback on peers;

- Clarify the expectations that directors have of themselves and of each other;

- Foster effective communications among directors and between the Board and management;

- Identify and discuss areas for potential improvement; and

- Identify Board goals and objectives for the coming year.

Following the interviews, the results are discussed with the Nominating and Governance Committee, the Chair of the Board, and, where relevant, with management, and presented to and discussed with the full Board during an executive session. Where appropriate, further action is taken consistent with these Board discussions.

Director On-Boarding and Continuing Education

Upon joining our Board, directors are provided with an orientation about us, which includes introductions to members of our senior management and information about our visions and values, operations, performance, strategic plans, and corporate governance practices (including our PBC purpose and our fiduciary duty to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct, and the pursuit of our PBC purpose).

Our Board believes that our shareholders are best served by a Board comprised of individuals who are up to date on corporate governance and other matters relevant to board service. To encourage those efforts, our Board has adopted a Directors Continuing Education Policy (the "Director Education Policy") that encourages all directors to pursue ongoing education and development on topics that they deem relevant given their individual backgrounds and committee assignments on our Board. Our directors are encouraged and provided with opportunities to attend educational sessions on subjects that would assist them in discharging their duties. Pursuant to the Director Education Policy, we will reimburse directors up to $12,000 each fiscal year to pursue education and development. In addition and in order to facilitate ongoing education, our management provides to our directors on a periodic basis pertinent articles and information relating to our business, our competitors, and corporate governance and regulatory issues.

Shareholder Recommendations for Nominations to the Board; Proxy Access

Our Nominating and Governance Committee has adopted Policies and Procedures for Director Candidates. Shareholder recommendations for candidates to our Board must be received by December 31 of the year prior to the year in which the recommended candidates will be considered for nomination; must be directed in writing to our principal executive offices, Attention: Corporate Secretary; and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between us and the candidate within the last three years, and evidence of the recommending person's ownership of our capital stock. Such recommendations must also include a statement from the recommending shareholder in support of the candidate, particularly within the context of the criteria for membership on the Board, including issues of character, judgment, diversity, age, independence, expertise, corporate experience, other commitments and the like, personal references, and an indication of the candidate's willingness to serve.

In addition, in 2021, we adopted ''proxy access,'' whereby a shareholder (or a group of up to 20 shareholders) that has held at least 3% of the voting power of our capital stock for three years or more may nominate candidates for up to 20% of the available director seats and have those nominees included in our proxy materials, provided that the shareholder and nominees satisfy the requirements specified in our Bylaws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in our proxy statement for the 2024 annual meeting of shareholders must satisfy the requirements specified in our Bylaws and must provide notice to our Corporate Secretary, which generally must be received not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The notice of proxy access must include information specified in our Bylaws, including information concerning the nominee and information about the shareholder's ownership of and agreements related to our stock.

HOW WE ARE ORGANIZED

Board Leadership Structure

Pursuant to our Corporate Governance Guidelines, our Board may separate or combine the roles of the Chair of the Board and CEO when and if it deems it advisable and in our best interests and in the best interests of our shareholders to do so. We currently separate the roles of Chair and CEO. Our Board is currently chaired by Mr. Ritter. Separating the roles of CEO and Chair allows our CEO to focus on our day-to-day business while allowing the Chair to lead our Board in its fundamental role of providing independent advice to, and oversight of, management. Our Board believes that having an independent director serve as Chair is the appropriate leadership structure for us at this time, and the Board will periodically consider the Board's leadership structure. Mr. Ritter, as our Chair, presides over separate regularly scheduled executive session meetings at which only independent directors are present. Our Corporate Governance Guidelines can be found on the Investors portion of our website at ir.veeva.com.

Director Independence

Our Class A common stock is listed on the NYSE. The listing standards of the NYSE generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under the listing standards of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board has determined that, other than Messrs. Cabral and Gassner, all of our directors are "independent" as that term is defined under the listing standards of the NYSE as of the date of the Annual Meeting. In addition, the independent members of our Board and Board committees regularly hold separate executive sessions at Board or Board committee meetings where only independent directors are present.

Board Committees

Our Board currently has four standing committees: Audit Committee, Compensation Committee, Cybersecurity Committee, and Nominating and Governance Committee. Our Board and its committees conduct scheduled meetings throughout the year and also hold special meetings and act by written consent from time to time, as appropriate. Our Board has delegated various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Board. Each member of each committee of our Board qualifies as an independent director in accordance with NYSE listing standards.

Audit Committee

Our Audit Committee assists our Board in its oversight of the quality and integrity of our reported financial statements, our compliance with legal and regulatory requirements, our accounting and financial management processes and the effectiveness of our internal controls over financial reporting, our enterprise risk management and compliance programs, including our environmental management system, the quality and integrity of the annual audit of our financial statements, and the performance of our internal audit function. In addition, our Audit Committee discusses, at least annually, the suitability and performance of our information technology systems and receives periodic updates from our management on the same. Our Audit Committee also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results, and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or

How We Are Organized

auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee has sole and direct responsibility for the appointment, retention, compensation, and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our Audit Committee before we enter into them, as required by applicable rules and NYSE listing standards.

The members of our Audit Committee are independent, non-employee members of our Board and qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and related NYSE listing standards, as determined by our Board. Each member can read and understand fundamental financial statements. Our Board has determined that Mr. Mohr qualifies as an audit committee financial expert within the meaning of regulations of the Securities and Exchange Commission (the "SEC") and meets the financial sophistication requirements of the NYSE. The designation does not impose on him any duties, obligations, or liabilities that are greater than those generally imposed on any other member of our Board.

A more detailed description of the functions and responsibilities of the Audit Committee can be found in our Audit Committee charter published on the Investors portion of our website at ir.veeva.com.

Compensation Committee

The purpose of our Compensation Committee is to discharge the responsibilities of our Board relating to executive compensation policies and programs, including reviewing, evaluating, recommending, and approving executive officer compensation arrangements, plans, policies, and programs. Among other things, specific responsibilities of our Compensation Committee include evaluating the performance of our Chief Executive Officer and determining our Chief Executive Officer's compensation. The Compensation Committee also determines the compensation of our other executive officers in consultation with our Chief Executive Officer. In addition, our Compensation Committee administers our equity-based compensation plans, including granting equity awards and approving modifications of such awards. Our Compensation Committee also reviews and approves various other compensation policies and matters and has both the authority to engage its own advisors to assist it in carrying out its function and the responsibility to assess the independence of such advisors in accordance with SEC rules and NYSE listing standards. Our Chief Executive Officer, Chief Financial Officer, Chief People Officer, and General Counsel assist our Compensation Committee in carrying out its functions, although they do not participate in deliberations or decisions with respect to their own compensation.

Our Compensation Committee has delegated to the non-executive equity committee, consisting of our Chief Executive Officer, the authority to approve routine equity award grants to newly hired employees who are not direct reports of our Chief Executive Officer, as well as promotional and refresh equity award grants to employees who are not direct reports of our Chief Executive Officer, all within certain share parameters established and reviewed from time to time by the Compensation Committee.

During our fiscal year ended January 31, 2023 ("fiscal 2023"), our Compensation Committee engaged the services of Compensia, Inc., a compensation consulting firm, to advise it regarding the amount and types of compensation that we provide to our executive officers and directors and how our compensation practices compared to the compensation practices of our peer companies. Compensia reported directly to the Compensation Committee. Compensia did not provide any services to us other than the services provided to the Compensation Committee. Our Compensation Committee believes that Compensia did not have any conflicts of interest in advising the Compensation Committee under applicable SEC rules or NYSE listing standards.

The members of our Compensation Committee are "non-employee" directors under Rule 16b-3 of the Exchange Act, "outside directors" under applicable tax rules, and qualify as independent under Rule 10C of the Exchange Act and related NYSE listing standards, as determined by our Board.

A more detailed description of the functions and responsibilities of the Compensation Committee can be found in our Compensation Committee charter published on the Investors portion of our website at ir.veeva.com.

Cybersecurity Committee

The Cybersecurity Committee was formed in June 2022. The purpose of our Cybersecurity Committee is to assist our Board in its oversight of our cybersecurity and privacy programs and controls. Among other things, our Cybersecurity Committee is responsible for overseeing the effectiveness of our information security and privacy policies and procedures with respect to our information technology systems, including for our customer-facing products and services and our internal-use systems, reviewing and providing oversight on our policies and procedures in preparation for responding to any material security incidents, as well as overseeing our compliance with applicable data privacy and cybersecurity laws and regulations. In addition, our Cybersecurity Committee annually reviews the appropriateness and adequacy of our cyber-insurance coverage.

The members of our Cybersecurity Committee must be non-employee members of our Board and at least one of them must qualify as independent under the NYSE listing standards. Currently, all members of our Cybersecurity Committee are independent under the NYSE listing standards.

A more detailed description of the functions and responsibilities of the Cybersecurity Committee can be found in our Cybersecurity Committee charter published on the Investors portion of our website at ir.veeva.com.

Nominating and Governance Committee

The Nominating and Governance Committee oversees the nomination of directors, including, among other things, identifying, considering, and nominating candidates to our Board. Our Nominating and Governance Committee also recommends corporate governance guidelines and policies and advises the Board on corporate governance and Board performance matters, including recommendations regarding the structure and composition of the Board and the Board's committees. In addition, it oversees the annual evaluation of our Board and individual directors and advises the Board on matters that may involve members of the Board or our executive officers and that may involve a conflict of interest or taking of a corporate opportunity.

The members of our Nominating and Governance Committee are non-employee members of our Board and are independent under the listing standards of the NYSE applicable to Nominating and Governance Committee members.

A more detailed description of the functions and responsibilities of the Nominating and Governance Committee can be found in our Nominating and Governance Committee charter published on the Investors portion of our website at ir.veeva.com.

Compensation Committee Interlocks and Insider Participation

During fiscal 2023, our Compensation Committee consisted of Messrs. Carges and Ritter. None of our executive officers serves, or served during fiscal 2023, as a member of the Board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or our Compensation Committee.

HOW WE GOVERN AND ARE GOVERNED

Overview of Our Corporate Governance Program and Recent Actions

The highlights of our corporate governance program are as follows:

- Majority independent Board
- Completely independent standing committees
- Separate Chair and CEO positions
- Annual director elections, with majority voting and removal with or without cause
- Proxy access for director nominations
- Shareholders' ability to call a special meeting
- Standing Cybersecurity Committee tasked with oversight of cybersecurity risks
- Regular executive sessions of independent directors
- Annual Board evaluation (led by third party)
- Varied lengths of Board tenure with an average tenure of 5 years
- Members of management other than executive officers regularly attend and present at Board meetings
- Automatic sunset of our dual class structure in October 2023
- Code of Conduct applicable to directors and executive officers
- Corporate Citizenship statement emphasizing commitment to diversity, employee fairness, environmental sustainability, and other values
- Anti-hedging and pledging policies in our Insider Trading Policy
- Stock ownership guidelines for directors and executive officers
- Policy on overboarding
- Annual review of committee charters and corporate governance policies
- Board continuing education program
- Director resignation policy

We regularly review our current corporate governance practices against best practices and peer benchmarks. The following are the most recent actions we have taken to improve our corporate governance program:

- In 2022 and early 2023, we engaged with shareholders on matters including environmental, social, and governance matters, executive compensation, and our PBC purpose.

- In June 2022, we formed our Cybersecurity Committee, which held its first meeting in September 2022.

- In 2022, we delivered our first annual PBC report. Our second annual PBC report is included herein.

- In 2022, we added two female directors to our Board, each of whom also identify as members of an underrepresented community. Our Board diversity is now 30% as it relates to both gender and underrepresented communities.

- In 2021, we were the first public company to convert to a Delaware PBC after an overwhelming shareholder vote in favor.

- In 2021, we de-classified our Board all at once, effective at the 2021 annual meeting rather than take a staggered approach.

- In 2021, we adopted proxy access for director nominations and changed our charter documents to permit shareholders to call special meetings.

- In late 2020 and in connection with our proposed conversion to a PBC, members of our Board had numerous engagement meetings with individual shareholders to discuss our contemplated conversion. We proactively sought to arrange meetings with our top twenty holders of Class A shares and had conversations with each shareholder that agreed to meet. We also accepted meetings from a number of smaller shareholders who expressed an interest in discussing our potential conversion.

Board and Committee Meeting Attendance

Our Board met five times during fiscal 2023. No director attended fewer than 75%, in the aggregate, of the total number of meetings of the Board and the total number of committee meetings of which he or she was a member during fiscal 2023. It is our policy to invite and encourage our directors to attend our annual meetings of shareholders and have scheduled our Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate their attendance. Last year, ten of our directors attended our 2022 annual meeting of shareholders. The membership of each standing committee and number of meetings held during fiscal 2023 are identified in the table below.

Name	Audit	Compensation	Governance	Cybersecurity*
Peter P. Gassner				
Timothy S. Cabral				
Mark Carges**		✓		Chair
Paul E. Chamberlain	✓			
Ronald E.F. Codd***	Chair	✓		
Mary Lynne Hedley			Chair	
Priscilla Hung****	✓			
Tina Hunt*****	✓			
Marshall Mohr******	Chair			✓
Gordon Ritter		Chair		
Paul Sekhri			✓	
Matthew J. Wallach				
Number of meetings held during fiscal 2023	10	5	4	2

* The Cybersecurity Committee was formed on June 9, 2022 and held its first meeting in September 2022.

** Mr. Carges ceased being a member of the Audit Committee and became Chair of the Cybersecurity Committee on June 9, 2022.

*** Mr. Codd did not stand for re-election at the 2022 annual meeting and ceased being a director on June 9, 2022.

**** Ms. Hung joined the Audit Committee on June 9, 2022.

***** Dr. Hunt is expected to join the Audit Committee effective June 1, 2023.

****** Mr. Mohr became Chair of the Audit Committee and a member of the Cybersecurity Committee on June 9, 2022.

Corporate Governance Policies

Our Board has adopted Corporate Governance guidelines to promote the effective function of the Board and its committees. The Board has also adopted a Code of Conduct that applies to all of our directors, employees, and officers, including our CEO, CFO, and other executive and senior financial officers. Each committee of our Board has a written charter approved by our Board. On an annual basis, our Board and its committees review our Corporate Governance Guidelines, Code of Conduct, and committee charters against best practices and peer benchmarks. Our Corporate Governance Guidelines, Code of Conduct, and committee charters can be found on the Investors portion of our website at ir.veeva.com, as can any future amendments to, or waiver of, our Code of Conduct.

Board Oversight of Risk

One of the key functions of our Board is informed oversight of our risk management process. Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities. Our Board is responsible for assuring that an appropriate culture of risk management exists within Veeva, monitoring and assessing strategic risk exposure, and focusing on how we address specific risks, such as cybersecurity and technology risks, brand and reputation risks, strategic and competitive risks, operational risks, financial risks, and legal and compliance risks. Our executive officers are responsible for the day-to-day management of the material risks we face. On a regular basis, our Board administers its oversight function directly as well as through its various standing committees that address the risks inherent in their respective areas of oversight. For example, our Audit Committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our internal audit function; our enterprise risk management and compliance programs, including our environmental management system; and the suitability and performance of our information technology systems. Our Compensation Committee oversees the management of risks associated with our compensation policies and programs. Our Cybersecurity Committee oversees information security and privacy related risks, controls, and procedures for our products and our internal-use information technology. Our Nominating and Governance Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board, and director succession planning.

Board's Role in Human Capital Management

Our Board believes that human capital management is an important component of our continued growth and success. Our Board has regular involvement in talent attraction, retention, and development and succession planning, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for CEO succession planning and the Compensation Committee monitors management's succession plans for other key executives. While the Board has approved an emergency succession plan for our CEO and certain key executives to prepare for unanticipated events, the Board believes that the establishment of a strong management team is the best way to prepare for an unanticipated executive departure.

In addition, members of our Board regularly engage with employees at all levels of the organization through periodic visits to Veeva's headquarters in Pleasanton, California, and attendance at employee and customer events, to gain insight into a broad range of human capital management topics, including corporate culture, diversity, employee development, and compensation and benefits. Our Board and management consider employee feedback in evaluating employee programs and initiatives and benefits and in monitoring our current practices for potential areas of improvement.

In particular, our Compensation Committee administers and provides oversight of our cash and equity-based compensation programs and reviews with management our major compensation-related risks, including as they relate to retention of our key executives and employees.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers, and 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this Proxy Statement anyone who filed a required report late during the most recent fiscal year. During fiscal 2023, Mr. Bowman filed one late Form 4 with respect to two transactions. Except for the foregoing, based on our review of forms we received, or written representations from reporting persons, we believe that during fiscal 2023, all Section 16(a) filing requirements were satisfied on a timely basis.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements with our directors and executive officers described elsewhere in this Proxy Statement, the following is a description of each transaction since February 1, 2022 and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Theodore Wallach, a brother of our director, Matthew J. Wallach, has been employed by us since September 2010. Theodore Wallach serves as a senior product manager. During fiscal 2023, Theodore Wallach had total cash and other compensation of approximately $370,000, approximately $150,000 of which represents the aggregate grant date fair value of RSUs and options calculated in accordance with FASB ASC Topic No. 718.

The compensation level for Theodore Wallach was comparable to the compensation paid to employees in similar positions that were not related to our executive officers. He was also eligible for equity awards on the same general terms and conditions as other employees in similar positions who were not related to our executive officers.

Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers, and other key employees. The indemnification agreements provide that we indemnify each of our directors, executive officers, and key employees to the fullest extent permitted by Delaware law, our Certificate of Incorporation, and our Bylaws against expenses incurred by that person because of his or her status as one of our directors, executive officers, or key employees. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding.

Policies and Procedures for Related Party Transactions

Pursuant to our Corporate Governance Guidelines and Audit Committee charter, any related party transaction must be presented to our Audit Committee for review, consideration, and approval. Material related party transactions must be approved by the Board. A "related party transaction" includes any transactions involving the company and any related person that we would be required to disclose pursuant to SEC and NYSE rules. Our directors and executive officers are required to report to our Audit Committee any such related party transaction. In approving or rejecting the proposed transactions, our Audit Committee or the Board shall consider the relevant facts and circumstances available and deemed relevant to the Audit Committee or the Board, including, but not limited to the risks, costs, and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Our Audit Committee or the Board shall approve only those transactions that, in light of known circumstances, are not inconsistent with Veeva's best interests, as our Audit Committee or the Board determines in the good faith exercise of its discretion.

Proxy Statement

HOW WE ARE PAID

Non-Employee Director Compensation Plan

Each non-employee member of the Board receives an annual cash retainer of $50,000, paid in arrears in quarterly installments.

Non-employee members of the Board also receive grants of RSUs under our 2013 Equity Incentive Plan, as amended and restated, on the date of our annual meeting of shareholders. Such annual grants are valued on the date of grant and vest quarterly over one year. On the date of the annual meeting, each non-employee director who is serving on the Board as of such date will be issued RSUs valued at $225,000 of our Class A common stock. In addition, the non-executive chair or lead independent director will receive an additional issuance of RSUs valued at $40,000 of our Class A common stock.

Non-employee members of the Board's committees are granted additional RSUs as follows.

- Audit Committee
  - Members: RSUs valued at $20,000
  - Chair: RSUs valued at $40,000

- Compensation Committee
  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

- Cybersecurity Committee
  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

- Nominating and Governance Committee
  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

New directors and new committee members will receive cash and equity compensation on a pro-rated basis to coincide with our annual director compensation period, which begins in the month of our annual meeting of shareholders.

We also have a policy of paying for regulatory filing fees related to ownership of Veeva stock and reimbursing directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

Director Compensation

The following table sets forth information about the compensation of the non-employee members of our Board who served as a director during fiscal 2023. Other than as set forth in the table and described more fully below, during fiscal 2023, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our Board for service as a director. Mr. Gassner, our Chief Executive Officer, receives no compensation for his service as a director and, therefore, is not included in the table below.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation	Total ($)
Timothy S. Cabral	54,167	225,088	—	279,255
Mark Carges	50,000	255,125	—	305,125
Paul E. Chamberlain (3)	50,000	245,175	—	295,175
Ronald E.F. Codd (4)	20,833	—	—	20,833
Mary Lynne Hedley	50,000	245,175	—	295,175
Priscilla Hung	54,167	245,175	—	299,342
Tina Hunt	54,167	225,088	—	279,255
Marshall L. Mohr	54,167	275,024	—	329,191
Gordon Ritter	50,000	285,162	—	335,162
Paul Sekhri	50,000	235,038	—	285,038
Matthew J. Wallach	50,000	225,088 (5)	—	275,088

(1)   Represents the annual cash retainers paid to each director.

(2)   Represents the aggregate grant date fair value of RSUs granted to the director during fiscal 2023, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 12 of the notes to our consolidated financial statements included in our annual report on Form 10-K filed on March 30, 2023 for a discussion of the assumptions made by us in determining the grant date fair values of our equity awards. As of January 31, 2023, the above-listed non-employee directors held outstanding RSUs under which the following number of shares of our Class A common stock were issuable upon vesting: Mr. Cabral — 599; Mr. Carges — 679; Mr. Chamberlain — 653; Mr. Codd — 0; Dr. Hedley — 653; Ms. Hung — 653; Dr. Hunt — 599; Mr. Mohr — 732; Mr. Ritter — 759; Mr. Sekhri — 626; and Mr. Wallach — 599.

(3)   On March 6, 2023, Mr. Chamberlain informed the Board of his intention to retire from his role as a director on the Board, effective immediately prior to the Annual Meeting.

(4)   Mr. Codd did not stand for re-election at the 2022 annual meeting and ceased being a director on June 9, 2022.

(5)   As of January 31, 2023, Mr. Wallach also held an outstanding option to purchase 20,000 shares of Class B common stock, which represents the unexercised and vested portion of an option granted on March 10, 2013 under our 2012 Equity Incentive Plan. Our Compensation Committee unanimously amended the original post-termination exercise period of the outstanding options held by Mr. Wallach from three months post-termination to the earlier of (i) March 8, 2023 or (ii) the date on which the option would expire pursuant to its original term.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers with those of our shareholders, our Board adopted stock ownership guidelines. Under these guidelines, each director must own Veeva stock with a value of three times the annual cash retainer for Board service. Our directors may satisfy these guidelines by ownership of shares of our Class A or Class B common stock or vested and unexercised stock options and are required to achieve these ownership levels within three years of the later of March 19, 2019 (the date our Board adopted stock ownership guidelines) or the date of such director's election or appointment. All of our directors are in compliance with these guidelines as of March 31, 2023.

See "Our Pay—Compensation Discussion and Analysis—Other Compensation-Information and Policies—Stock Ownership Guidelines" for information about the guidelines applicable to our executive officers.

HOW YOU CAN COMMUNICATE WITH US

Our Board, similar to our management, values regular input from shareholders and stakeholders. We, therefore, have several means by which we receive and seek that input. These include:

- Shareholder participation in our annual meeting, both via voting and via the opportunity to ask questions or make comments;

- Shareholder-director engagement, both initiated by us and by shareholders;

- Shareholder participation in our regular earnings calls and during the many conferences and other events at which we offer shareholder dialogue, including our Investor Day typically held in the fall;

- Use of any of our compliance or hotline reporting functions;

- Participating in any of the director education or similar governance events attended by our directors or executives; and

- Writing to us either to the address of our physical headquarters or using our dedicated investor relations email address.

Shareholders and other interested parties wishing to communicate in writing with our Board or with an individual member of our Board may do so by mailing to the Board or to the particular member of the Board, care of the Corporate Secretary, a letter to our principal executive offices, Attention: Corporate Secretary, Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588. The envelope should indicate that it contains a shareholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed.

OUR COMPANY

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development (R&D) to commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations.

Fiscal 2023 Business Highlights

- Our total revenues for fiscal 2023 were $2.16 billion, an increase of 16% year-over-year, and our subscription services revenues were $1.73 billion, an increase of 17% year-over-year.

- Our operating income for fiscal 2023 was $459.1 million, a decrease of 9% year-over-year, and our non-GAAP operating income was $830.5 million, an increase of 9% year-over-year. Our net income for fiscal 2023 was $487.7 million, an increase of 14% year-over-year, and our non-GAAP net income was $695.6 million, an increase of 15% year-over-year. A reconciliation of these non-GAAP metrics to the related GAAP metrics is included at Appendix A.

- We surpassed $2 billion in revenue with a long runway ahead. This milestone reflects growing revenue across our commercial and R&D solutions. We continue to innovate to support the most critical functions for a life sciences company and we now deliver more than 30 major software and data products designed to advance the industry.

- We finished fiscal 2023 with 1,388 customers, up 174 from the year prior. Our commercial solutions ended the year with a total of 684 customers and our R&D solutions ended the year with a total of 1,025 customers.

- We established a 10-year strategic partnership agreement with Merck. Merck will take a Veeva-first approach to new industry-specific software and data, selecting our products when they are fit for purpose. This agreement is the first of its kind for us, supporting our vision to become the most strategic partner to the life sciences industry.

- Veeva Vault EDC, our electronic data capture solution, signed four additional top 20 pharmaceutical companies for a total of six top 20 pharmaceutical companies now committed to using Vault EDC for all new clinical trials.

- Our first top 20 pharmaceutical customer went live with Veeva Vault Safety across its main divisions and most countries. Vault Safety is a suite of applications that unifies systems and processes to enable proactive patient safety.

- We announced four new products built on the Veeva Link, a powerful new data platform. As we have demonstrated with Veeva Vault, taking a platform approach for Link allows us to build high-value data applications with speed and quality.

- We announced plans to migrate our multichannel CRM applications from the Salesforce platform to our proprietary Veeva Vault platform. Providing a common platform across our R&D and commercial solutions will, we believe, allow us to deliver better applications and a better customer experience.

Proxy Statement

Our Executive Officers

The following table provides information concerning our executive officers as of May 10, 2023.

Name	Age	Position(s)
Peter P. Gassner	58	Chief Executive Officer and Director
Thomas D. Schwenger	55	President and Chief Operating Officer
Brent Bowman	56	Chief Financial Officer
E. Nitsa Zuppas	53	Chief Marketing Officer
Alan V. Mateo	61	Executive Vice President, Global Sales
Josh Faddis	51	Senior Vice President, General Counsel and Secretary

Peter P. Gassner. See biographical information set forth under "Who We Are—Board Nominees."

Thomas D. Schwenger has served as our President and Chief Operating Officer since September 2019. Prior to joining Veeva, Mr. Schwenger served in various roles at Accenture plc, a global management consulting and professional services firm (previously Andersen Consulting and Arthur Andersen & Co.), where he had served since 1989. At Accenture, Mr. Schwenger served most recently as Senior Managing Director, Northeast U.S. Products Industries Client Service Group Lead since 2016, and previously as Senior Managing Director, North America Life Sciences Client Service Group Lead since 2014. Mr. Schwenger earned a Bachelor of Science degree in Quantitative Business Analysis from Penn State University.

Brent Bowman has served as our Chief Financial Officer since September 2020. Prior to such appointment, Mr. Bowman served as our Executive Vice President, Finance, from June 2020 through August 2020. Prior to Veeva, Mr. Bowman served as Chief Financial Officer for [24]7.ai, where he served in such role since May 2018. From December 2015 to April 2018, Mr. Bowman served as Vice President, Finance for Intel Corporation. Between March 2010 and December 2015, Mr. Bowman held multiple executive roles with Altera Corporation, until it was acquired by Intel Corporation. From April 1994 to October 2010, Mr. Bowman held various roles with Sun Microsystems, Inc. Mr. Bowman began his career with Ernst & Young in September 1989. Mr. Bowman received a Bachelor of Arts in Business Economics from the University of California, Santa Barbara. Mr. Bowman is also a licensed certified public accountant in the State of California.

E. Nitsa Zuppas has served as our Chief Marketing Officer since March 2013. Prior to joining Veeva, Ms. Zuppas served as Chief Marketing Officer for First Virtual Group, a diversified holding company with global interests in real estate, agribusiness, philanthropy, and global financial asset management, and Executive Director of the Siebel Foundation from February 2006 to March 2013. From March 1998 to January 2006, Ms. Zuppas served in a number of executive roles at Siebel Systems, including Director, Product Marketing, Senior Director, Investor Relations, General Manager, Siebel Retail, and Vice President, Marketing. Ms. Zuppas earned a Bachelor of Arts degree in Art History from California State University.

Alan V. Mateo has served as our Executive Vice President, Global Sales since April 2015. Prior to joining Veeva, Mr. Mateo served in various executive roles at Medidata Solutions, Inc., a provider of a platform of cloud-based solutions for life sciences, from March 2005 to February 2015, including as Executive Vice President of Field Operations from January 2014 to February 2015. Before Medidata, Mr. Mateo spent 11 years at PeopleSoft, where his responsibilities included product lines sales, sales operations and the integration of JD Edwards into PeopleSoft's global sales organization. Prior to PeopleSoft, Mr. Mateo was northeast sales director for Red Pepper Software Co., a provider of supply chain management planning application software, and a major account executive at JD Edwards. Mr. Mateo earned a Bachelor of Science in both Computer Science and Marketing from Juniata College.

Josh Faddis has served as our Senior Vice President since April 2016 and General Counsel since September 2012. Mr. Faddis has also served as our Corporate Secretary since May 2013. Prior to joining

Veeva, Mr. Faddis served in various roles at Taleo Corporation, a software-as-a-service provider of human capital management solutions, beginning in June 2001 through April 2012, including Senior Vice President, General Counsel, and Secretary. Prior to joining Taleo, Mr. Faddis conducted intellectual property and business litigation at Fulbright & Jaworski LLP and served as a Judicial Clerk for the Honorable Justice Craig Enoch, Supreme Court of the State of Texas. Mr. Faddis earned a Bachelor of Science in Agricultural Economics from Texas A&M University, magna cum laude, and a Juris Doctor degree from the Georgetown University Law Center.

Our Unique Employment Practices

Our current business operations and future growth depend on having a highly engaged workforce with a diverse set of skills and life experiences operating together with a common vision, values, and ways of working. To attract and retain our workforce, we offer competitive compensation and benefits. In addition, we take a holistic approach to our employees' well-being and offer access to physical and mental health programs and resources so our employees can focus on their chosen wellness goals. But compensation and benefits are not everything. We have also adopted some unique practices that we believe differentiate Veeva.

- *Focus on vision and values.* We are guided by a common vision—Building the Industry Cloud for Life Sciences—and set of core values: Do the Right Thing, Customer Success, Employee Success, and Speed. This statement of vision and values acts as our North Star for decision making and it is emphasized and engrained into our thinking. We begin every important meeting, including each meeting of our Board and all large employee meetings, by reviewing our vision and values. Our employees know and understand what we are trying to accomplish and the values that should guide how we get there. A description of our vision and values is included herein at "Our Public Benefit Corporation Report—Our Vision and Values."

- *Broad equity ownership.* Many companies, as they mature, limit the issuance of company equity to an ever more narrow group of employees. We have done the opposite. In fiscal 2023, 93% of our employees were issued company equity. We believe this helps to create an ownership and team-first culture that motivates and rewards employees. We generally grant both restricted stock units (which have immediate value to employees at vesting) and stock options (which have value to employees only if we create value for our shareholders).

- *Work anywhere.* We have also adopted a "Work Anywhere" policy, which generally gives employees the flexibility to work in an office or at home on any given day, with certain job-specific restrictions. Under our policy, employees can also relocate to a place that better suits their individual or family needs if they wish. We believe that our Work Anywhere policy broadens our talent pool by giving employees the freedom to live where it makes the most sense for them, including in places without an office nearby. We also take steps to ensure that remote employees are not treated as second-class citizens and have all of the same opportunities for impact, contribution, and career advancement as employees who work at headquarters.

- *1% Veeva Giving program.* Our support for charitable causes is entirely employee driven because we think giving is personal and should be directed by the individual. With our 1% Veeva Giving program, each employee receives an amount equivalent to 1% of their base salary annually to direct to the non-profit(s) of his or her choice. There is no required employee match. Employees simply make a choice. We never dictate favored corporate causes or ask employees to donate to specific non-profits.

- *Career development.* Our commitment to employee success means that we support employee growth and development. For example, we have a development program called Generation Veeva that is dedicated to building the careers of new university graduates in a supportive environment through onboarding, integrated project work, workshops, mentorship, and career path planning. This program offers new university graduates the opportunity to focus either in services, engineering, sales, consulting or analytics.

- ***Employee feedback and engagement.*** Managers at Veeva conduct a bi-annual check-in with each team member to foster trust and open communication. During these check-ins the manager and employee discuss the employee's strengths, areas of growth, goals, and level of engagement.

- ***No non-competes.*** Employee non-compete agreements are bad for employees, bad for innovation, and bad for the economy. We do not require any of our employees anywhere in the world to enter into non-compete agreements, and we have taken legal action to prevent the abusive use of non-compete agreements to restrict employees from working where they choose.

- ***Executive compensation.*** Our most senior executives, including our CEO, all make the same base salary, which is set at a level that is modest by comparison to our peer group. Further, none of our most senior executives is eligible for a cash bonus or case-based variable compensation and none is currently eligible for any severance or change in control-related benefits that are unique to executives. Our executive compensation is, instead, largely equity driven and includes, as a significant component, stock options that vest over four years. We believe this structure fosters a team-first culture, encourages long-term thinking to create a sustainable and durable business, and aligns with the interest of shareholders and other stakeholders.

- ***Fair termination and severance practices.*** Veeva strives to be both fair and nimble with respect to the employee separation process. In the U.S., we provide a standard separation period with continued pay and benefits coverage that allows separated employees reasonable time to transition to a new employer with pay and continued health coverage. In Europe, we offer standard severance terms across Europe to ensure that all employees in the region are treated fairly and consistently.

While we experience intense competition for talent, we believe the employment practices listed above are, in part, responsible for our success in attracting and retaining talented employees, and in fiscal 2023, we increased our employee headcount by 1,262.

Our Workforce Diversity

Diversity is important to us: it brings diverse perspectives, new ideas, and fuels innovation. We believe diversity comes in many forms and we strive to foster a culture of inclusion. Our Chief Diversity Officer provides strategic leadership and focus towards Veeva's commitment to fostering a diverse and inclusive workplace. As of January 31, 2023, 44% of our global employee population identified as female and 40% of our managers identified as female. This data uses traditional gender categories of male and female to align with U.S. government reporting requirements. We respect that gender is not binary and this statistic does not reflect our position on gender. The data we collect from our U.S. employees indicates that, as of January 31, 2023, approximately 39% of our U.S. workforce and 31% of our U.S. managers self-identified as members of underrepresented racial or ethnic groups. We define underrepresented racial or ethnic groups as individuals who identify as American Indian, Alaska Native, Asian, Black, African American, Hispanic, Latino, Hawaiian, Other Pacific Islander, or two or more races. We provide workforce demographic information, updated on a quarterly basis, on our website for transparency and to track our progress over time.

Our key diversity initiatives include: leadership training, company-wide webinars, mentorship programs, and employee affinity groups. In recent years, we have expanded our recruitment efforts to try to include a more diverse candidate pool. We aim to develop inclusive leaders through trainings on diversity, equity, and inclusion matters. In addition, we bring learning opportunities to all employees to foster and retain a culture of inclusion and equality.

We have several employee-led affinity and support groups. These communities provide a safe environment for team members from underrepresented communities and allies to raise awareness of social issues, celebrate the diverse cultures and backgrounds that make up our global team, and contribute to Veeva's efforts to grow a diverse workforce. These communities also provide opportunities for professional mentorship and foster empathy and belonging amongst our teams.

Our Approach to Environmental Sustainability

We are committed to operating in an environmentally responsible manner and, in 2022, we implemented an International Organization for Standardization ("ISO") 14001 certified environmental management system, which outlines our commitment to pollution reduction, energy and water efficiency, and waste reduction, tracking the effectiveness of our environmental sustainability program, and meeting or exceeding applicable environmental laws and regulations. Our Audit Committee is responsible for oversight of our environmental risks and environmental management program.

We have also taken steps to integrate environmental sustainability into our supply chain. Our Supplier Code of Conduct requires vendors to comply with all environmental laws and maintain environmentally sustainable business practices. We also consider a vendor's environmental impact in our procurement process. For example, our two main computing infrastructure providers—Salesforce and Amazon Web Services—have made commitments to environmental sustainability initiatives. We also regularly engage with customers on environmental matters so that we can better align with their environmental management priorities.

To meet our environmental commitments, we practice the following:

Pollution Reduction

- Our Work Anywhere policy has reduced our commuting environmental impact. We support our workforce through technology tools that enable virtual communication and collaboration.

- We purchase eco-friendly office supplies and cleaning supplies.

- We are gathering data on our greenhouse gas emissions.

Energy and Water Efficiency

- We track our energy use and purchase renewable energy where available. For example, in 2022, 100% of the energy purchased for our European headquarters building in Barcelona, Spain, comes from sustainable hydropower, wind, and solar sources.

- We choose equipment, lighting, and appliances that minimize energy and water usage. Because we made the strategic decision to purchase our global headquarters building, we are able to implement a number of sustainability programs, including a solar power array and lighting and water efficiency. In 2022, our global headquarters earned the U.S. Environmental Protection Agency's ENERGY STAR certification.

Proxy Statement

Our Company

Waste Reduction

- All of our major offices have recycling and e-waste programs in place.

- We partner with asset disposal companies that re-use our retired electronic equipment after certified data destruction and use certified recycling processes where re-use is not possible.

Our Approach to Internal Audit

The primary focus of our internal audit function is to ensure the integrity, energy, and competence of our leadership team. We recognize that this is a non-traditional approach to internal audit—one that is not easily quantified—and involves dialogue and judgment to a greater degree than traditional internal audits. We take this approach based on the view that the root cause of any number of enterprise risks is a failure in one of these areas.

Our Security and Privacy Programs

Data privacy and data security are part of our corporate DNA. We know that customers have put their trust in us, and we take that very seriously. Our solutions involve the storage and transmission of our customers' proprietary information, personal information of medical professionals, personal information of patients and clinical trial participants, and other sensitive information. Our ability to maintain the confidentiality, integrity, and availability of our customers' data is critical to our success. Our Cybersecurity Committee oversees cybersecurity and privacy related risks, controls, and procedures. Our EVP of Internal Operations, a member of our executive leadership team, is responsible for the day-to-day cybersecurity and technology risk management. Our Chief Information Security Officer ("CISO"), who reports to the EVP of Internal Operations, oversees our security team.

Veeva maintains a comprehensive Information Security Management System ("ISMS") to ensure the confidentiality, integrity, and availability of customer data, corporate data (such as intellectual property or source code), employee data, and our systems. Our ISMS is founded on the following industry-leading and regulatory standards:

- ISO 9001:2015 – Quality Management Systems

- ISO/IEC 27001:2013 – Information Security Management

- SOC2 Type II – System and Organization Controls

- SEI Capability Maturity Model Integration (v1.3)

- IT Infrastructure Library (ITIL) version 3

- ICH Q9 – Quality Risk Management

Veeva has achieved ISO 27001 certification for our ISMS, which is managed by our CISO to ensure security controls conform to established standards across both product and infrastructure components. As a data processor, we are also the custodian of customer information that can be both confidential and sensitive. We are also certified to ISO 27018 for privacy controls.

Critical elements of our ISMS include:

- ***Operational measures to monitor and respond to data breaches and cyber attacks.*** We have application, database, network, and resource monitoring in place to identify any vulnerabilities and protect our applications. Our personnel are trained to immediately report any security incident and any such incident is handled in accordance with our Security Incident Management Policy and follows a formal incident response process. We provide a trust site that displays upcoming maintenance downtimes, any data center incident, and any security communications.

- ***Vulnerability and penetration testing.*** Our solutions undergo internal vulnerability testing prior to release. We have built our own internal penetration testing systems and we conduct vulnerability assessments on our software using automated and manual methods, at least annually. In addition, our customer service agreements commit us to commission annual vulnerability and penetration testing of our systems by industry-recognized, third-party security specialists.

- ***Training.*** We require role-based security and security awareness training. All employees receive annual training on our Code of Conduct, which establishes our commitment to protecting the confidential and proprietary information of our customers and partners. In addition, all new hires and contractors must undergo information security awareness training. Subsequent security awareness training is required annually for all active employees and contractors. Employees in certain roles (e.g., customer support representatives, developers, and hiring managers) receive further and more extensive data security training annually.

- ***Disaster recovery and business continuity.*** Our solutions are designed to avoid single points of failure to reduce the chance of business disruption. We maintain formally documented recovery processes that may be activated in the event of a significant business disruption for both our corporate IT infrastructure and the production infrastructure that processes Veeva customer data. We conduct testing, at least annually, to verify the validity of the recovery processes and provide reports on the test results for production infrastructure that processes Veeva customer data to customers via access to a customer portal.

Through our Supplier Management Program, we maintain procedures that specify requirements for the assessment of all suppliers and contractors who provide services that may impact our product and process quality. These procedures ensure that there is an appropriate level of oversight of our vendors' quality systems. We perform initial audits and then periodic, risk-based audits on our suppliers to ensure their products and services conform to Veeva established quality standards.

We have implemented several programs to ensure a culture of risk management. For example, we have a Security Points of Contact program, which embeds security experts into product development teams. In addition, a Security Council, sponsored by the CEO and chaired by the CISO, meets monthly to discuss the security program, security incidents, and ongoing program objectives. The council is comprised of senior leaders in product development, operations, security, quality, and services and ensures that security remains a top priority across the enterprise.

We also maintain a global privacy program aligned to applicable laws such as the European Union's General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA"), and HIPAA. We have a Chief Privacy Officer, who collaborates with our CISO and business and product leaders throughout our organization. Our Chief Privacy Officer has global responsibility for our privacy program. We also have an EU Data Protection Officer, Singapore and China Data Protection Officers, and a HIPAA Privacy Officer as well as regional privacy champions. Our Cybersecurity Committee meets regularly to track initiatives and minimize privacy risks.

Our Company

Although Privacy Shield is no longer a valid legal mechanism for international data transfers, Veeva still maintains an active EU-U.S. Privacy Shield certification and a Swiss-U.S. Privacy Shield certification. We currently rely on the EU Standard Contractual Clauses as our alternative legal data transfer mechanism. Veeva is also registered as a data broker as required by the California Attorney General.

We provide transparency in our solutions and services, including how we process personal data and, if applicable, how individuals can exercise their rights regarding the control of their data including access, rectification, and deletion. For example, we provide a mechanism through our website where individuals can exercise their rights to remove their personal information from our data products. In addition, our solutions provide customers with built-in functionality to enable them to delete data. We embed privacy and security by design into new and existing products and features through impact assessment and controls. At least once a year we are audited by an accredited third-party certification body for compliance with ISO 27001 and ISO 27018 controls.

We have a data privacy policy that describes our Data Privacy program. Our Data Privacy program focuses on the implementation of procedures and agreements to comply with applicable data privacy requirements with customers, partners, and sub-processors who have access to data collected or processed by us; creation and maintenance of clear documentation and terms involving the collection, use, sharing, and retention of user data, including data transferred to third parties; a process by which we collect and process user data that is limited to the stated purpose; a process by which we obtain user data through lawful and transparent means; and a commitment to notify customers and data subjects in a timely manner in case of data breach as required by contract or law. We ensure that all employees and contractors engaged in the processing of personal data are informed of our privacy practices and have received appropriate training on their responsibilities. For more information about our privacy practices, please visit veeva.com/privacy.

Audit Committee Report

The information contained in the following report of Veeva's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Veeva specifically incorporates it by reference.

Role of the Audit Committee

The Audit Committee operates under a written charter adopted by our Board of Directors. Our Audit Committee oversees our accounting practices, system of internal controls, audit processes, and financial reporting processes. Among other things, our Audit Committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results, discusses critical audit matters and related disclosures with our independent registered public accounting firm, and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee has sole and direct responsibility for the appointment, retention, compensation, and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Material related party transactions will be approved by our Audit Committee before we enter into them, as required by applicable rules and listing standards. A more detailed description of the functions and responsibilities of the Audit Committee can be found in Veeva's Audit Committee charter published on the Investors portion of Veeva's website at ir.veeva.com.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management is responsible for our internal controls, financial reporting process, selection of accounting principles, determination of estimates and compliance with laws, regulations, and ethical business conduct. Our independent registered public accounting firm is responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles.

Review of Audited Financial Statements for the Fiscal Year Ended January 31, 2023

The Audit Committee has reviewed and discussed with Veeva's management and KPMG LLP the audited consolidated financial statements of Veeva for the fiscal year ended January 31, 2023. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding communications between our independent registered public accounting firm and Audit Committee.

The Audit Committee has received and reviewed the written disclosures from KPMG LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence from us.

Based on the activities, reviews, and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Veeva's annual report on Form 10-K for the fiscal year ended January 31, 2023 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:

Paul Chamberlain
Priscilla Hung
Marshall Mohr (*Chair*)

OUR PUBLIC BENEFIT CORPORATION REPORT

"As we have grown and as our customer relationships have deepened, we have become increasingly important to the life sciences industry's ability to improve health and extend lives. Looking ahead, Veeva has the potential to become essential to the process of developing medicines and cures and bringing them to patients. Society's interest in the success and sustainability of this process is clear."

– Peter Gassner, Founder and CEO

PBC — A Significant Commitment

On February 1, 2021, after overwhelming approval by our voting shareholders, we became the first public company to convert from a traditional Delaware corporation to a Public Benefit Corporation ("PBC"). The conversion marked a fundamental change in our legal purpose and the scope of our duties that aligns with how we operate and reflects our Vision and Values.

As a PBC, we continue to operate as a for-profit company, but we have also adopted a public benefit purpose intended to provide societal benefits. While we think our public benefit purpose (discussed in detail below) is consistent with long-term shareholder interests, profit maximization and shareholder returns are not the only goals we pursue.

Equally important, as a PBC, our directors take into account an expanded set of concerns in the exercise of their fiduciary duties. Our directors have an obligation to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct (including customers, employees, partners, and the communities in which we operate), and the pursuit of our PBC purpose. We believe this broader remit is helpful—even necessary—to build a successful and sustainable business.

We believe that pursuing our public benefit purpose and considering the interests of our key stakeholders enhances our relationships with customers, employees, job candidates, partners, and the communities where we operate in a way that makes our business more durable over the long term.

This Public Benefit Report

Our Board has adopted a set of PBC objectives and we report progress against those objectives annually in this report. The following sections explain how the PBC structure reflects our Vision and Values, how we are pursuing our public benefit purpose and objectives, and how we have incorporated the consideration of multi-stakeholder interests in our decision making and operations.

Our Vision and Values

Our Vision and Values guide our strategy, operations, and decision-making at all levels of the company. We review and reinforce our Vision and Values at every significant meeting or event. While our Vision and Values have remained constant for many years, we review them and consider adjustments annually and publish a detailed description to all our employees. Our current Vision and Values description, exactly as shared with our employees, is below:

Vision: Building the Industry Cloud for Life Sciences

We focus on cloud technology, data, technical services, business consulting, and a network of partners to help the global life sciences industry become more efficient and effective. We aspire to become essential to and appreciated by the life sciences industry.

Values

1. Do the Right Thing

2. Customer Success

3. Employee Success

4. Speed

Our values are listed in priority order from one to four.

Do the Right Thing

We pride ourselves on being good humans that are honest, direct, and humble. We don't lie, cheat or steal. We treat others how we wish to be treated and respect each individual person. We trust common sense over excessive rules. We consider customers, employees, the industries we serve, and shareholders in making decisions. Veeva is not all about the money.

Customer Success

Customer success has three parts. First, it's about the people in the companies we serve. They should enjoy working with our products and people. They should be able to count on us and know we will go the extra mile when needed for customer success. Second, it's about the companies. Our products and services should deliver positive ROI over the short and long term. And third, for the industries we serve. Veeva products and services should have a positive effect on the industry, making it more efficient, innovative, and effective. We strive to be an outstanding and highly strategic partner to the industry over the long term.

Employee Success

Veeva should be a place where employees can do their best work and work around great people in an environment of teamwork. Employees should be treated with respect and given the appropriate supporting structures to effectively 'captain their own ship' for growth and excellence. We are careful in who we hire, and we take action when things are not working out. We prefer to promote internally based on potential. We compensate fairly based on contribution.

Speed

We should try our best to do things quickly and correctly the first time. We should get the important things done today rather than tomorrow. As we grow, we must push decision making down to operating levels to retain our speed, agility, and innovation. We know that as a company grows it will tend to slow down. We fight against that gravity. We celebrate mistakes and learn from them. A company that has no mistakes has no speed, takes no risks, and has little reward.

Our PBC Purpose

Our public benefit purpose is as follows:

> *To provide products and services that are intended to help make the industries we serve more productive and to create high-quality employment opportunities in the communities in which we operate.*

We believe that pursuing our public benefit purpose, among other benefits, (i) helps us maintain alignment with the principal industry we serve—life sciences—and its broad goal to improve health and extend lives, and (ii) enhances our relationships with employees and job candidates. Shareholders also benefit when employees are engaged and happy, when partners can collaborate and add value, when customers are more productive, and when customers feel more comfortable partnering on long-term engagements.

Proxy Statement

Our Public Benefit Corporation Report

Our PBC Objectives

Our Board has established objectives in pursuit of our PBC purpose. Our objectives may change over time as our business and our relationship with the industries we serve evolves. We discuss each of our current objectives below.

Veeva PBC Purpose (Part 1): *To provide products and services that are intended to help make the industries we serve more productive.*

- ***Objective 1:*** *Enable faster and less expensive clinical trials that are less burdensome and more accessible to patients*

  - Details & progress: By connecting clinical trial stakeholders through Veeva's integrated clinical technology solutions, we intend to make clinical trials more efficient with connected processes and automated data flow that benefits clinical trial participants, sites, and sponsors. Where practical, we are taking the long-term view by attempting to fundamentally improve burdensome clinical trial processes rather than selling products for short-term gain that enable more burdensome processes to continue.

    For representative progress, in fiscal 2023:

    - *Veeva Vault EDC* has now been used in over 500 clinical trials globally, bringing much-needed innovation and true cloud software capabilities to the industry. These trials have shown improvements in several areas, including faster initial study builds and more efficient ongoing maintenance of the study design. As one example, customer proof points have shown a reduction in clinical trial database build time of 50% or more (from 12 weeks to 6 or less) by leveraging *Vault EDC* to enable an agile study build process with far less custom programming.

    - We continue to invest in *Veeva SiteVault*. *SiteVault* is a free technology that over 5,000 clinical trial sites have signed-up for to manage their regulatory information and share information with clinical trial sponsors. Over 400 clinical research sites log in to this free technology daily.

    - Our first early adopters of *Veeva ePRO* went live. *ePRO* is designed to simplify the experience for clinical trial participants through a simple user interface and by allowing each participant to use the mobile device or web browser that they are most familiar with. The industry standard process today is to provision a single-purpose mobile device, with *ePRO* functionality installed, to each participant in each clinical trial. This puts a large and unnecessary technology and education burden on clinical trial participants and research sites and adds unnecessary costs for sponsors.

- ***Objective 2:*** *Support customer choice and remove competitive barriers from the industry*

  - Details & progress: Life sciences companies should have the freedom to choose the software, data products, and services that meet their business needs without undue restrictions. Choice benefits the life sciences industry and is crucial for the industry to fulfill its mission of improving the lives of patients. Today we maintain over 750 agreements that allow third parties (often competitors) to access our proprietary data and cloud software products for that purpose. We do not block or disable integrations to third-party software products, instead, we enable them through open APIs where possible. When called for, we have also taken legal action to stop anti-competitive practices that we believe harm the life sciences industry and violate antitrust laws, including our ongoing antitrust lawsuit against IQVIA.

In July 2022, we also secured a significant win for the life sciences industry when the United States District Court for the Southern District of New York ruled in Veeva's favor over trade secret claims by industry competitor, Medidata. The court rejected the suit, which had the potential to limit competition, innovation, and the free flow of talent. The ruling was an important win that protects employee and customer rights.

Veeva PBC Purpose (Part 2): To create high-quality employment opportunities in the communities in which we operate.

- ***Objective 3:*** *High-Quality Job Creation—10,000 employees by 2025*

  - Details & progress: We provide job opportunities with high potential for development and advancement, fair and competitive compensation and benefits, location flexibility, and without abusive restrictions. In our fiscal year that ended January 31, 2023, we added over 1,250 employees for a total of over 6,700 employees. Also, as a result of our measured and thoughtful hiring process, we are navigating the recent economic downturn without layoffs.

- ***Objective 4:*** *Advocate for the elimination of the use of non-competes as a condition of employment in the U.S. by 2030*

  - Details & progress: We have long held the belief that individuals and society benefit when employees have the freedom to pursue the opportunities they choose. In our fiscal 2023, we provided legal defense for two employees involved in active non-compete litigations and counseled and helped many other new employees respond to threats by their former employers to assert non-compete agreements. We were also publicly supportive of both the Federal Trade Commission's proposed rule to ban employment non-compete agreements and bipartisan legislation (the Workforce Mobility Act) to do the same. We are actively working to make non-compete reform a reality, and we plan to continue and expand those efforts.

Key Stakeholder Decisions

We consider the interests of our shareholders, customers, employees, partners, and the communities in which we operate when making decisions. We believe that balancing the interests of these stakeholder groups is necessary to achieve meaningful success and maintain market leadership over long periods of time.

We believe a powerful way to illustrate how we operate as a PBC is to discuss a select set of key decisions from our last fiscal year that we believe were particularly meaningful. Decisions are the leading indicators of operations and results. A decision may not impact results for multiple years, or a decision may be preventative in nature. The decisions we list below are intended to be non-exhaustive and illustrative examples of our stakeholder-balanced decision-making that were impactful or representative decisions in fiscal 2023.

1. We appropriately balanced the interests of key stakeholders, including customers and shareholders, in the design and implementation of an annual inflation price adjustment that we announced in 2022 and that became effective in 2023. The 4% inflation price adjustment on our subscription products—a first in the history of Veeva—will help to ensure our ability to operate successfully and sustainably over the long term but was also well below the US inflation rate in 2022 and was announced far in advance of the effective date of any price changes. Customers have appreciated the transparency, advanced notice, and fairness of our approach.

Proxy Statement

2. We made the decision to move Veeva CRM to the Veeva Vault Platform and, taking the path of openness, we communicated clearly and early to all stakeholders within roughly 45 days of our internal decision, allowing customers a long period for planning and migration. We prioritized openness with our customers and with our existing platform partner, Salesforce, Inc.

3. We exercised thoughtfulness and moderation and did not over-hire over the last several years. As a result, we made the decision not to do layoffs despite the recent downturn in the economic environment. We also gave clarity to our employees and their families by announcing that we do not foresee layoffs at Veeva for at least the next three years.

4. We maintained our commitment to our Work Anywhere approach while at the same time investing in new practices and events to facilitate getting together in person to maintain connection and build bonds between and among our employees and our customers. For example, we expanded the duration of our customer summit events from 1.5 days to 2 full days, experimented with in-person co-working weeks, and formalized our process and budget for summer and holiday parties, even in places where Veeva does not have an office. The world needs to get together. The consistency of our Work Anywhere policy has been positive for our employees, their families, and the environment.

5. We decided to invest substantially in non-compete reform and have funded key research and advocacy on the topic via an initial grant of $250,000 to the Economic Innovation Group, the leading non-profit public policy organization pursuing non-complete reform.

Key Operations Practices

There are also numerous ongoing practices that are designed to keep us aligned to our Vision and Values, stakeholder interests, and public benefit purpose as we scale. Here we list seven of the most important and representative operational practices that were significant in the past year.

1. We provide consistent and frequent communication of our Vision and Values. We begin every important meeting, including each meeting of our Board and all large employee meetings by reviewing our vision and values. Our Vision and Values act as our North Star for decision making, are emphasized and engrained into our thinking, and are intrinsically tied to our PBC status and success.

2. We audit within our corporate leadership team for integrity and energy with a greater focus on dialog and judgment. We take this non-traditional approach to internal audit as a preventative measure and based on the view that any number of enterprise risks can arise from a failure in one of these areas. We have again discovered and prevented issues using this approach in fiscal 2023.

3. We are committed to a compensation program that is fair and fosters a team-first culture. This viewpoint is reflected in our executive compensation structure, which is largely equity driven, does not include exclusive perks, subjective bonuses, or accelerated vesting for executives upon termination. We have broad equity participation which, in fiscal 2023, included 93% of our employees receiving company equity.

4. We maintain our commitment to reasonable employment agreements without non-competes, we don't make 'keep silent' payments, and we have implemented fair and predictable termination and severance practices.

5. We support our Veeva Giving program in which each employee receives an amount equivalent to 1% of their base salary annually to direct to the non-profit(s) of their choice, without a requirement for an employee match. The program encourages employees to give back to their communities in a way that is entirely employee-directed, and not regressive (*i.e.*, not a match that

only the highest-paid can afford). We never dictate favored corporate causes or ask employees to donate to specific non-profits. In calendar 2022, our employees donated $4.5 million dollars to over 5,200 different charitable organizations through the Veeva Giving program.

6. We are committed to our "Work Anywhere" policy, which we think helps employees, their families, and the environment. Work Anywhere broadens our talent pool and allows for employee mobility as life events change. Our employees spend more time with families, and less time commuting. We ensure that remote employees are not treated as second-class citizens and have all the same opportunities for impact, contribution, and career advancement as employees who work in an office.

7. In fiscal 2023, we implemented an ISO-certified environmental management system to monitor and manage our environmental impact. As a Work Anywhere, cloud-based software company, our environmental impact is likely to be less significant than companies with business models that inherently pose greater environmental risks, but we recognize the need to operate in an environmentally responsible way and we are implementing systems and practices to ensure that we do.

Proxy Statement

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board unanimously recommends a vote "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024.

Our Audit Committee has appointed the firm of KPMG LLP, independent registered public accountants, to audit our financial statements for the fiscal year ending January 31, 2024. KPMG has audited our financial statements since the fiscal year ended January 31, 2010. In compliance with Sarbanes-Oxley requirements, the lead audit partner from KPMG rotates off our account every five years. The last lead audit partner rotation occurred in April 2023.

Notwithstanding its selection and even if our shareholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of Veeva and its shareholders. At the Annual Meeting, the shareholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending January 31, 2024. Our Audit Committee is submitting the selection of KPMG to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from shareholders.

If this proposal does not receive the affirmative approval of a majority of the votes cast on the proposal, the Audit Committee would reconsider the appointment.

Principal Accounting Fees and Services

The following table sets forth all fees paid or accrued by us for professional audit services and other services rendered by KPMG for the fiscal years ended January 31, 2023 and 2022:

	2023	2022
Audit Fees[1]	$2,757,000	$3,070,000
Audit-Related Fees	—	—
Tax Fees[2]	$ 54,000	$ 138,000
All Other Fees	—	—
Total Fees	$2,811,000	$3,208,000

(1)   Audit Fees: This category represents fees for professional services provided in connection with the audit of our financial statements, review of our quarterly financial statements, attest services related to Section 404 of the Sarbanes-Oxley Act of 2002, and audit services provided in connection with other regulatory or statutory filings for which we have engaged KPMG.

(2)   Tax Fees: This category represents fees paid for indirect tax compliance and consulting services.

Pre-Approval of Audit and Non-Audit Services

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of KPMG. In recognition of this responsibility, our Audit Committee (or the chair if such approval is needed on a time-urgent basis) generally pre-approves all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services, and other services. All services provided by KPMG for our fiscal years ended January 31, 2023 and 2022 were pre-approved by our Audit Committee, except for minor services which in the aggregate did not exceed 5% of the fees we paid to KPMG for each fiscal year.

PROPOSAL THREE: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION TO ELIMINATE INOPERATIVE PROVISIONS AND UPDATE CERTAIN OTHER MISCELLANEOUS PROVISIONS

Our Board unanimously recommends a vote "FOR" the adoption and approval of the amendment and restatement of our Certificate of Incorporation to eliminate inoperative provisions and update certain other miscellaneous provisions.

Our Board has unanimously approved, and recommends that our shareholders approve, the amendment and restatement of our Certificate of Incorporation (as amended and restated, the "New Certificate") to remove references to Class B common stock to reflect the upcoming conversion and retirement and cancellation of our Class B Common Stock, to remove the forum selection provision in light of its upcoming inclusion in the Bylaws, and to make certain other clarifying changes and updates, which we believe do not substantively affect shareholder rights.

If Proposal Three is approved by our shareholders, we will file the New Certificate with the Secretary of State of the State of Delaware after the Conversion Date, as defined below.

Reasons for the Proposal

In connection with the completion of our initial public offering, we adopted a dual class stock structure and authorized both Class A Common Stock and Class B Common Stock. Pursuant to Article Fourth, Section (A)(8)(b) of our Certificate of Incorporation, each share of our Class B Common Stock outstanding will be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of our Class A Common Stock (the "Conversion"), upon the earliest to occur of (i) the date specified by the holders of a majority of the then outstanding shares of our Class B Common Stock, voting as a separate class; or (ii) October 15, 2023 (the "Conversion Date"). Accordingly, no later than October 15, 2023, there will no longer be any shares of our Class B Common Stock outstanding, and the dual class provisions in our Certificate of Incorporation will be obsolete. After the Conversion Date, we will file with the Secretary of State of the State of Delaware, a Certificate of Retirement effecting the retirement of shares of our Class B Common Stock (the "Class B Retirement").

Overview of Related Changes to the New Certificate

The New Certificate will eliminate the obsolete provisions relating to the dual class stock structure and make other miscellaneous changes, including:

- eliminating all references and provisions related to Class B Common Stock, including provisions defining the rights of holders of Class B Common Stock and provisions regarding the conversion of Class B Common Stock;

- eliminating the provision related to forum selection, as we expect the Board to approve an amendment to the Bylaws to include a similar provision in the Bylaws; and

- making certain other clarifying changes and updates, which we believe do not substantively affect shareholder rights.

The foregoing description of the New Certificate is a summary only and is qualified in its entirety by reference to the full text of the New Certificate, a copy of which is attached to this Proxy Statement as Appendix B.

Required Vote and Impact of Vote

This proposal is a result of our Board's desire to streamline our Certificate of Incorporation and remove historical provisions that will no longer be applicable after the Conversion Date. Our Board believes that approving the New Certificate in order to remove provisions related to Class B Common Stock and to make certain other clarifying changes and updates is advisable and balances our shareholders' pecuniary (financial) interests, the best interests of those materially affected by Veeva's conduct (including customers, employees, partners, and the communities in which we operate), and the public benefits identified in our Certificate of Incorporation.

To pass, Proposal Three requires the affirmative vote of 66 2/3% of the voting power of our capital stock as of the Record Date entitled to vote on such amendment. If our shareholders approve Proposal Three, we will promptly file the New Certificate with the Secretary of State of the State of Delaware after the Conversion Date and contemporaneously amend our Bylaws to add a forum selection provision. If our shareholders do not approve Proposal Three, the New Certificate will not be filed with the Secretary of State of the State of Delaware, our Certificate of Incorporation will remain in place, and our Bylaws will not be amended to add a forum selection provision. For the avoidance of doubt, the Conversion Date will occur no later than October 15, 2023 and we will effect the Class B Retirement regardless of whether our stockholders approve the New Certificate. Notwithstanding the foregoing, at any time prior to the effectiveness of the filing of the New Certificate with the Secretary of State of the State of Delaware, our Board reserves the right to abandon the New Certificate and not to file the New Certificate, even if the New Certificate is approved by our stockholders.

PROPOSAL FOUR: SHAREHOLDER PROPOSAL ENTITLED "FAIR ELECTIONS"

We have been advised that James McRitchie, who has indicated that he is a beneficial owner of a sufficient amount of our common stock, intends to submit the following proposal at the Annual Meeting.



Proposal Four — Fair Elections

Resolved

James McRitchie and other shareholders request that directors of Veeva Systems Inc. ("Company") amend its bylaws to include the following language:

Shareholder approval is required for any advance notice bylaw amendments that:

1. require the nomination of candidates more than 90 days before the annual meeting,

2. impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or

3. require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares.

Supporting Statement

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

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[1] https://www.ecfr.gov/current/title-17/chapter-II/part-240/section-240.14a-19

[2] https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance?sref=a7KhiWzs

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized, writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.

To Enhance Shareholder Value, Vote FOR Fair Elections – Proposal Four.

The Company's Statement in Opposition to Proposal Four

Our Board unanimously recommends a vote "AGAINST" this proposal because we believe:

- it would violate Delaware corporate law and our Certificate of Incorporation;

- it is unnecessary given Veeva's shareholder friendly corporate governance; and

- it would inhibit our Board's ability, codified in our Certificate of Incorporation and Delaware law, to amend our Bylaws if the Board believed such amendments balanced our shareholders' pecuniary (financial) interests, the best interests of those materially affected by Veeva's conduct (including customers, employees, partners, and the communities in which we operate), and the public benefits identified in our Certificate of Incorporation.

The Proposal Would Violate Delaware Corporate Law and Our Certificate of Incorporation

A fundamental principle of Delaware law is that both shareholders and the board of directors of a corporation have the power to "adopt, amend or repeal bylaws," as long as the certificate of incorporation gives authority to the board to do so (DGCL Section 109). Since Veeva's initial public offering, Veeva's Certificate of Incorporation has given unequivocal power to its Board, as well as its shareholders, to adopt, amend or repeal the Bylaws, without limitation.

A related principle of Delaware law is that the bylaws may contain any provision "*not inconsistent with law or with the certificate of incorporation*" (DGCL Section 109). This proposal, if adopted, would require the Board to amend its Bylaws to limit the authority of the Board to amend its advance notice bylaws. Such a provision, however, would directly contravene Veeva's Certificate of Incorporation (Article Twelfth) and DGCL Section 109, which currently give unequivocal power to the Board to amend the Bylaws, without limitation. Accordingly, this proposal would violate the DGCL and our Certificate of Incorporation.

The Proposal is Unnecessary Given Veeva's Shareholder Friendly Corporate Governance

We have a history of adopting standard corporate governance provisions that are shareholder friendly, including annual elections of directors, proxy access for director elections, majority voting, and giving shareholders the right to call special meetings of shareholders.

As mentioned above, Veeva's shareholders already have the right to adopt, amend or repeal the Bylaws, without limitation, if they disagree with the Bylaws the Board has adopted. Shareholders can propose an amendment to the Bylaws in one of two ways:

- First, at our regularly scheduled annual meetings by following the procedures set forth in Section 1.11 of the Bylaws as described in the section of this Proxy Statement entitled "Shareholder Proposals for Our 2024 Annual Meeting"; or

- Second, at a special meeting called by the requisite number of shareholders, by following the procedures set forth in Section 1.3 of the Bylaws.

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[3] https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-notice-bylaws/

These provisions are the typical procedures provided by the DGCL, our Certificate of Incorporation and our Bylaws to allow our shareholders the ability to amend Bylaws. Given that shareholders already have the ability to amend our Bylaws, putting restrictions on the Board's ability to amend our Bylaws, as this proposal would do, is unnecessary.

The Proposal Would Inhibit Our Board's Ability to Balance the Shareholders' Pecuniary (Financial) Interests, the Best Interests of the Stakeholders, and Our PBC Purpose

Veeva is proud to be the first publicly-traded company to become a public benefit corporation. Our Board takes seriously the requirement, codified in our Certificate of Incorporation and Delaware law, to act if the Board believes such actions balance our shareholders' pecuniary (financial) interests, the best interests of those materially affected by Veeva's conduct (including customers, employees, partners, and the communities in which we operate), and the public benefits identified in our Certificate of Incorporation. This proposal, however, would limit our Board's ability to balance these considerations as it relates to certain Bylaw amendments by requiring an unusual and overly restrictive approval approach.

As with other public companies, Veeva routinely reviews our Certificate of Incorporation, Bylaws, and other corporate governance documents, making updates to take into account changes in law and best practices, as well as input from shareholders. Advance notice bylaws—which require shareholders who are nominating a director to provide specified information about the shareholder and the director nominee—are an important way that Veeva and our shareholders can learn information about director nominees to be able to make informed decisions about the nominees. This shareholder proposal would limit our Board's ability to make changes to our advance notice bylaws—for example because of changes in law or best practices—even if our Board had determined that such changes appropriately balanced the considerations required of Veeva as a public benefit corporation.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

Our Board unanimously recommends a vote AGAINST the shareholder proposal entitled "Fair Elections."

OUR PAY

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains our compensation philosophy, policies, and practices for the following individuals, who are our "named executive officers" or "NEOs" for fiscal 2023.

Name	Position
Peter P. Gassner	Chief Executive Officer
Brent Bowman	Chief Financial Officer
Josh Faddis	Senior Vice President, General Counsel and Corporate Secretary
Thomas D. Schwenger	President and Chief Operating Officer
E. Nitsa Zuppas	Chief Marketing Officer

More detailed information about the compensation provided to our NEOs is set forth in the Summary Compensation Table and other tables that follow this section, including the accompanying footnotes and narratives relating to those tables.

Executive Summary

As further detailed in the table below, four primary components made up our executive compensation program in fiscal 2023: base salary, short-term equity incentives (a "stock bonus") in the form of an annual restricted stock unit ("RSU") grant, long-term equity incentives in the form of annual grants of stock options, and a one-time special equity retention grant of RSUs and stock options.

Compensation Element	Description	Purpose
Base Salary	• All executive officers make the same base salary, which was paid at a rate of $350,000/year from February 1, 2023 through March 31, 2023 and $400,000/year for the remainder of fiscal 2023 • None of our executive officers is eligible to receive a short-term cash incentive bonus or other form of variable cash-based compensation	• Compensates for services rendered on a day-to-day basis and to provide sufficient fixed cash compensation to allow executive officers to fund their personal and household expenses
Annual "Stock Bonus"	• A short-term incentive program (a "stock bonus") utilizing RSUs rather than cash • Stock bonuses are designed to ensure that the executive officer will have RSUs vesting during each fiscal year that achieve a value based on a percentage of base salary • Target stock bonuses range from 200% to 300% of base salary, with the specific percentage determined with respect to the executive officer's role within the company • To achieve the desired target stock bonus level, executive officers receive a new RSU grant each year that vest quarterly over a one-year period • Excluding our CEO, all executive officers have transitioned to this program	• Rewards annual performance • Drives company-wide and individual performance • Effective retention tool because unvested awards are forfeited • Allows a holder whose cash needs may, at a given time exceed our cash compensation, to monetize their stock holdings to meet those needs while still aligning their interests with those of our shareholders
Annual Long-Term Equity Incentives	• Annual award of stock options for Class A common stock based on an "option factor" multiplier applied to the number of RSUs granted as the stock bonus in the same year (i.e., number of RSUs granted for annual stock bonus X option factor = number of stock options) • Option factors range from 3.0 to 5.0 depending on executive officer's role • Stock options are granted annually and vest annually over four years • Excluding our CEO, all executive officers have transitioned to this program	• Inherently performance-based because the holder benefits only if our stock price increases following the grant date, aligning the option holder's interest closely with those of our shareholders • Emphasizes an ownership culture and rewards our executives for growing our business • Encourages executive officers to achieve multi-year strategic objectives • Effective retention tool because unvested awards are forfeited

Compensation Element	Description	Purpose
Fiscal 2023 Special Equity Retention Grant	• One-time awards of RSUs ranging from 7,500 to 15,000 shares of Class A common stock and stock options ranging from 15,000 to 30,000 shares of Class A common stock • No vesting prior to April 1, 2026 for most executive officers (the "Four-Year Cliff"), or October 1, 2027 in the case of one NEO • Excluding our CEO, all executive officers received special long-term equity incentive grants in fiscal 2023	• Strong retention tool in a competitive market to protect leadership continuity for the long-term • Four-Year Cliff incentivizes executive officers to remain at Veeva and continue to create value and drive execution over an extended period • The stock option element further aligns the option holder's interest closely with those of our shareholders

Our Pay

A program to compensate, retain, and incentivize our CEO through our fiscal year ending January 31, 2025 was put in place by our Compensation Committee in 2018, comprised largely of stock options vesting from March 2020 to February 2025. That program is detailed below under "—Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" and has not changed. Accordingly, our CEO did not receive an additional equity grant in fiscal 2022.

Effective April 1, 2023, the annual base salary for all of our NEOs is $425,000. Also effective April 1, 2023, our Compensation Committee approved target stock bonuses for our NEOs (other than our CEO) that range from 200% to 350% and an option factor of 4.0. Our CEO has not received and is not expected to receive an additional equity grant in fiscal 2024.

Our Board and Compensation Committee believe our compensation programs are effective at incentivizing and retaining our senior executives and closely aligning the interests of our senior management team with those of our shareholders.

Advisory Vote on Compensation

We submitted to our shareholders at the 2021 annual meeting a proposal for an advisory (non-binding) "say-on-pay" vote on the compensation of our NEOs. We were pleased that approximately 94% of the votes cast at the 2021 annual meeting were cast in favor of our advisory say-on-pay proposal. The Compensation Committee intends to continue to monitor shareholder feedback, including the results of future say-on-pay advisory votes, in making future decisions affecting the compensation of our NEOs. Our next say-on-pay vote will be held at our 2024 annual meeting of shareholders.

Executive Compensation Philosophy, Objectives, and Components

We operate in the software and technology industry and face a highly competitive environment for top-level executive talent. To accomplish our business and growth objectives, we must be able to attract and retain talented executives whose skills and experience enable them to contribute to our long-term success. To that end, the principal objectives and philosophy of our executive compensation programs are to attract, fairly compensate, appropriately incentivize, and retain our executives in a manner that aligns their long-term interests with those of our shareholders. In fiscal 2023, the primary components of the compensation program for our NEOs, other than our CEO, were base salary, a stock bonus in the form of an annual RSU grant, long-term equity incentives in the form of annual grants of stock options, and a one-time special equity retention grant of RSUs and stock options.

Role of Compensation Committee, Management, and Compensation Consultant

Role of Compensation Committee. Our Board established a Compensation Committee to discharge its responsibilities relating to our executive compensation policies and programs. Our Compensation Committee evaluates the performance of our CEO and determines his compensation. The Compensation Committee also determines the compensation of our other executive officers in consultation with our CEO. In making its decisions, our Compensation Committee considers such matters as its members deem appropriate, including our financial and operating performance, the performance of our Class A common stock, factors specific to individual executives such as their individual achievements and retention concerns, our operational goals, the comparative compensation data described below, the results of our most recent say-on-pay advisory vote and say-when-on pay advisory vote, and shareholder feedback on compensation and governance matters. From time to time, our Board approves equity grants to our executive officers upon the recommendation of the Compensation Committee, although our Compensation Committee is also authorized to approve such grants. Our Compensation Committee has delegated authority to our CEO to make certain routine equity award grants to non-executives within certain share parameters established and reviewed from time to time by the Compensation Committee. For additional information on the Compensation Committee, see "How We are Organized—Board Committees—Compensation Committee".

Role of Management. Members of management, including our CEO, Chief Financial Officer, Chief People Officer, and General Counsel, work with our Compensation Committee and often attend the Compensation Committee meetings. Members of management also make presentations to our Compensation Committee regarding our historical equity grants and the adequacy of the remaining equity pool to achieve retention objectives. These materials are also made available to our Board. Although our CEO participates in the discussion and decisions relating to the compensation of our other executive officers, he is not present during deliberations or voting with respect to his own compensation.

Role of Compensation Consultant. Our Compensation Committee has the authority to engage its own advisors to assist it in performing its duties and we pay the fees charged by such advisors. For fiscal 2023, our Compensation Committee again engaged Compensia to assist it in its decision-making process by providing information on competitive market compensation practices, identifying a peer group against which to compare our compensation programs, providing information including market data on our outside director compensation program, and supplying such other information and recommendations as the Compensation Committee may from time to time request.

Peer Group and Competitive Data

With respect to fiscal 2023 compensation for our NEOs, our Compensation Committee considered data supplied by Compensia on the compensation of executives at the peer companies listed below as well as Compensia proprietary benchmark data for comparable roles at similarly situated companies. Our Compensation Committee believes it is useful to review this comparative data when evaluating our executive compensation programs and making compensation decisions for our NEOs. While it uses this data as a reference point, the Compensation Committee does not feel it necessary to mirror the compensation provided by these other companies or to target any specific percentile or range of percentiles for cash, incentive, equity, or total compensation for our executive officers relative to these peer companies.

Compensia evaluates and recommends a peer group annually for executive compensation benchmarking. Compensia re-evaluated our peer group for fiscal 2023 and no changes were made to our peer group from fiscal 2022. The peer group consisted of publicly traded software and software services companies that generally had revenues between approximately $500 million and $5 billion, generally experienced high year-over-year revenue growth, and/or had a market capitalization between $12 billion and $200 billion. Our Compensation Committee considered the peer group's compensation practices data for compensation decisions during and with respect to fiscal 2023. The peer group consisted of the following companies, which our Compensation Committee determined are appropriate:

ANSYS	Autodesk	CrowdStrike Holdings	Datadog
DocuSign	Fortinet	Okta	Palo Alto Networks
Paycom Software	RingCentral	ServiceNow	Splunk
SS&C Technologies Holdings	Twilio	Tyler Technologies	Workday
Zendesk	Zoom		

Our Pay

Principal Elements of Compensation

The compensation of our NEOs for fiscal 2023 consisted of (i) base salary, (ii) with respect to NEOs other than our CEO, new equity awards granted during fiscal 2023, and (iii) continued vesting during the course of the year of stock options and, with respect to NEOs other than our CEO, RSUs that had been granted in prior fiscal years. The mix and amount of compensation elements has been and will continue to be within the discretion and business judgment of our Compensation Committee.

Our Compensation Committee has structured these compensation programs to attract and retain senior executives, provide competitive levels of more liquid and less volatile compensation through base salary and RSUs, continue to foster an ownership mentality and alignment with the long-term interests of shareholders through the use of RSUs and stock options, and encourage the achievement of key operational goals.

Base Salary. We provide base salaries to our executive officers to compensate them for services rendered on a day-to-day basis and to provide sufficient fixed cash compensation to allow them to fund their personal and household expenses while remaining focused on their responsibilities to Veeva.

Since our IPO, Veeva has maintained a largely flat annual base salary structure for our executive officers. During fiscal 2023, the annual base salary of all of our NEOs was $350,000/year from February 1 through March 31 and $400,000/year for the remainder of fiscal 2023. The base salary is reflected in the Summary Compensation Table below.

Annual Cash Incentive Bonuses. We have generally not offered a short-term cash incentive bonus program to our NEOs since our IPO, and our Compensation Committee again determined for fiscal 2023 not to offer such a program. Rather, our Board and Compensation Committee continue to believe that our reliance on equity compensation adequately facilitates the achievement of corporate operational goals and aligns each NEO with shareholder interest. Accordingly, none of our NEOs was paid a cash incentive bonus for fiscal 2023.

Equity Awards. Equity compensation awards remain an important part of our executive compensation program. We have granted RSUs and stock options from time to time to our employees, including our executive officers, under our stock plans. Our Compensation Committee believes that RSUs are an important component of a competitive compensation program. RSUs supplement our cash compensation and allow a holder whose cash needs may, at a given time exceed our cash compensation, to monetize their stock holdings to meet those needs while still aligning their interests with those of our shareholders. Our Compensation Committee believes that stock options are inherently performance-based because the holder benefits only if our stock price increases following the grant date, aligning the option holder's interest closely with those of our shareholders. We believe that the combination of stock options and RSUs in our equity compensation program have effectively emphasized an ownership culture and rewarded our executive officers for growing our business. We also believe that our practice of making annual equity grants mitigates, to some degree, the impact of stock price volatility, which we have recently experienced. In fiscal 2023, in light of a competitive environment for executive talent and compensation, we also granted our executive officers, except for our CEO, a one-time special equity retention grant of RSUs and stock options. These grants, in the case of most of our executive officers, will vest on April 1, 2026, subject to continued service by such executive officers. We believe that the composition of these grants and the vesting schedule protect leadership continuity and incentivizes long-term value creation.

Under our executive compensation program implemented in fiscal 2020, applicable to all executive officers except for our CEO, we grant an annual "stock bonus," or short-term equity incentive in the form of an annual RSU grant, and annual long-term equity incentives in the form of stock options.

Annual Stock Bonus Grants. The structure and purpose of our stock bonus program is described in the Executive Summary above. In fiscal 2023, based on the methodology described in the Executive Summary above, each of Ms. Zuppas and Messrs. Bowman, Faddis, and Schwenger received an RSU grant of 5,295, 4,706, 4,706, and 7,059 RSUs, respectively, that vest quarterly over a one-year period.

Annual Stock Option Grants. The structure and purpose of our stock option program is described in the Executive Summary above. In fiscal 2023, based on the methodology described in the Executive Summary above, each of Ms. Zuppas and Messrs. Bowman, Faddis, and Schwenger received a stock option grant to purchase 21,180, 18,824, 18,824, and 35,295 shares of our Class A common stock, respectively. These stock option grants vest annually over a four-year period and have an exercise price equal to $207.48, the closing market price on the date of grant.

Fiscal 2023 Special Equity Retention Grants. The structure and purpose of our fiscal 2023 special equity retention program is described in the Executive Summary above. In fiscal 2023, in addition to the annual grants described above, each of Ms. Zuppas and Messrs. Bowman, Faddis, and Schwenger received a one-time RSU grant of 7,500, 10,000, 7,500, and 15,000 shares of our Class A common stock, respectively, as well as a one-time stock option grant to purchase 15,000, 20,000, 15,000, and 30,000 shares of our Class A common stock, respectively. One hundred percent of the special equity retention grants awarded to Ms. Zuppas and Messrs. Bowman and Faddis will vest on April 1, 2026 and one hundred percent of the special equity retention grants awarded to Mr. Schwenger will vest on October 1, 2027, all subject to continued service. The stock option grants that are a part of the fiscal 2023 special equity retention program have an exercise price equal to $207.48, the closing market price on the date of grant.

CEO Equity Compensation. With respect to our CEO, Mr. Gassner, our Compensation Committee has purposefully placed strong emphasis on long-term incentive compensation in the form of stock options to effectively align his long-term interests with those of our shareholders.

On January 10, 2018, upon the recommendation of our Compensation Committee, our Board approved a grant to Mr. Gassner of options to purchase an aggregate of 2,838,635 shares of our Class A common stock (the "CEO Options") with an exercise price above the closing market price on the grant date. The CEO Options were the first equity compensation Mr. Gassner had received since March 2013, several months prior to completing our IPO. The CEO Options have an exercise price of $60.00 per share, which approximated the 60-day average of closing market prices around our all-time high closing market price prior to January 10, 2018.

The table below summarizes the service-based vesting schedule and stock price target conditions upon which Mr. Gassner's CEO Options vest and become exercisable:

Number of Shares	Service-Based Vesting Condition	Stock Price Target Vesting Condition		First Date Exercisable	Expiration Date
2,128,975	Continued service as CEO through February 1, 2025, with vesting in monthly increments beginning February 1, 2020		N/A	First monthly increment (1/60th of total) became vested and exercisable on March 1, 2020, with additional monthly increments becoming exercisable thereafter through February 1, 2025	January 9, 2028
177,415	Same as above	$	90.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$	100.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$	110.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$	120.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028

To achieve each of the above Stock Price Target Vesting Conditions, Veeva's Class A common stock had to sustain the specified Stock Price Target for at least 60 consecutive trading days, and each Stock Price Target Vesting Condition has been satisfied. Consistent with Mr. Gassner's pre-IPO grant, the CEO

Our Pay

Options are not subject to any contractual vesting acceleration provisions. Moreover, the CEO Options reflect the continuation of a five-year long-term incentive compensation cycle for Mr. Gassner and did not begin vesting (based upon the service-based vesting conditions) until Mr. Gassner's pre-IPO grant stock options completed vesting at the end of our fiscal year ended January 31, 2020.

Consistent with its long-term-focused approach to CEO compensation, our Board intends that the CEO Options will be the only long-term incentive awards that it grants Mr. Gassner until at least 2023. Accordingly, the Board has not granted any additional equity awards to Mr. Gassner to date. Our Board and Compensation Committee believe that at our company's current stage of maturity, it continues to be appropriate to evaluate grants to Mr. Gassner on a five-year cadence.

Perquisites, Retirement, and Other Benefits. We generally do not provide perquisites or other benefits to our executive officers other than those available to employees generally. We have established a 401(k) tax-deferred savings plan, which permits participants, including our executive officers, to make contributions up to applicable annual statutory limits by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). We are responsible for administrative costs of the 401(k) plan. We match 100% of eligible contributions by our employees, including our executive officers, up to $2,000 per year. Such matching contributions are immediately and fully vested.

Severance and Change in Control Benefits. None of our NEOs is currently eligible for any severance or change in control-related benefits.

Other Compensation Information and Policies

Stock Ownership Guidelines

To further align the interests of our directors and executive officers with those of our shareholders, our Board adopted stock ownership guidelines. Under these guidelines, all of our executive officers are required to achieve certain stock ownership levels within three years of the later of March 19, 2019 (the date our Board adopted stock ownership guidelines) or the date of such executive officer's hire or appointment to a position with a higher ownership requirement. The guidelines require ownership as follows:

- CEO: Value equal to three times his or her annual base salary

- Other executive officers: Value equal to his or her annual base salary

Executive officers may satisfy these guidelines by ownership of shares of our Class A or Class B common stock or vested and unexercised stock options. As of March 31, 2023, all of our executive officers are in compliance with the guidelines.

See "How We are Paid—Stock Ownership Guidelines" for information about the guidelines applicable to our directors.

Executive Officer Clawback Policy

The SEC recently approved final rules that will require public companies to adopt, enforce, and disclose policies to recoup (or "clawback") excess incentive-based compensation from current and former executive officers in the event of an accounting restatement. While the NYSE has released its proposed listing standards to implement the new clawback rules, these standards are subject to SEC approval. We do not currently offer our NEOs, other than our CEO, compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. However, we are currently in the process of adopting a clawback policy that complies with the new SEC rules pending approval of the related NYSE listing standards.

Stock Trading Practices; Trading and Hedging Policies

Our executive officers are subject to our Insider Trading Policy, which applies to their transactions involving any securities of Veeva, including purchases, sales, and gifts of Veeva stock. Except under limited circumstances, persons subject to the policy may not engage in any transaction of Veeva securities while aware of material nonpublic information relating to Veeva. The Insider Trading Policy also implements quarterly trading blackout periods and allows for special blackout periods to limit the likelihood of trading at times with significant risk of insider trading exposure. In addition, directors and executive officers are prohibited from engaging in any transaction involving Veeva securities without first obtaining pre-clearance from our compliance officer.

Our Insider Trading Policy also includes Rule 10b5-1 trading plan guidelines that permit our directors and employees, including our NEOs, to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under these guidelines, among other restrictions, 10b5-1 plans may only be adopted or modified when the person adopting the trading plan is not aware of any material nonpublic information and there is an open trading window. In addition, the first trade under an amended or new 10b5-1 plan may not occur until the later of (i) 91 days following adoption of the plan, or (ii) three business days following the filing of our quarterly report on Form 10-Q or annual report on Form 10-K, as applicable, for the period in which the trading plan was adopted or modified.

Our Insider Trading Policy prohibits our directors, executive officers, and employees, from hedging transactions in Veeva stock, pledging Veeva stock, and holding Veeva stock in a margin account among other restrictions.

Compensation Policies and Practices as They Relate to Risk Management

Our Compensation Committee has reviewed our major compensation risk exposures and the steps management has taken to monitor and mitigate such risks and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on Veeva.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code will generally limit the amount that we may deduct from our federal income taxes for remuneration paid to our executive officers to one million dollars per executive officer per year. While our Compensation Committee is mindful of the benefit to us of the deductibility of compensation and will consider deductibility when analyzing potential compensation alternatives, our Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our Compensation Committee has not adopted a policy that requires that all compensation be deductible.

No Gross-Ups of Parachute Payments and Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2023, and we have not agreed and are not otherwise obligated to provide any NEOs with such a "gross-up" or other reimbursement.

Proxy Statement

Our Pay

Accounting Treatment

We account for stock compensation in accordance with ASC Topic 718, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees and directors, including stock options and RSUs, over the period during which the award recipient is required to perform services in exchange for the award. We estimate the fair value of stock options granted using either a Monte Carlo simulation for market condition awards or the Black-Scholes option-valuation model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Compensation Committee Report[1]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and in reliance on such review and discussions, the Compensation Committee has recommended to the Board that this Compensation Discussion and Analysis be incorporated by reference into the Annual Report on Form 10-K for the year ended January 31, 2023 and included in this Proxy Statement.

Gordon Ritter, *Chair*
Mark Carges

---

(1) The material in the Compensation Committee Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, other than our Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Summary Compensation Table

The following table provides information concerning the compensation paid to our NEOs for fiscal 2023, as well as for our prior two fiscal years.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Total ($)
Peter P. Gassner	2023	391,667	—	—	391,667
Chief Executive Officer	2022	350,000	—	—	350,000
	2021	345,833	—	—	345,833
Brent Bowman	2023	391,667	3,051,201	3,473,491	6,916,359
Chief Financial Officer	2022	350,000	601,288	944,082	1,895,370
	2021	226,827	353,932	1,944,329	2,525,088
Josh Faddis	2023	391,667	2,532,501	3,017,065	5,941,233
Senior Vice President, General Counsel and Corporate Secretary	2022	350,000	642,661	1,104,354	2,097,015
	2021	345,833	93,739	—	439,572
Thomas D. Schwenger	2023	391,667	4,576,801	5,828,157	10,796,625
President and Chief Operating Officer	2022	350,000	1,202,575	2,360,205	3,912,780
	2021	345,833	—	—	345,833
E. Nitsa Zuppas	2023	391,667	2,654,707	3,223,302	6,269,676
Chief Marketing Officer	2022	350,000	802,636	1,417,796	2,570,432
	2021	345,833	701,304	1,253,693	2,300,830

(1) The amounts reported in these columns represent the aggregate grant date fair value of RSUs and options to purchase shares of our Class A common stock, as applicable, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 12 of the notes to our consolidated financial statements included in our annual report on Form 10-K filed on March 30, 2023 for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. These amounts do not purport to reflect the value that will be recognized by the NEOs upon sale of the underlying securities.

Proxy Statement

Fiscal 2023 Grants of Plan-Based Awards

The following table provides information concerning grants of plan-based awards to our NEOs during fiscal 2023.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Peter P. Gassner	—	—	—	—	—
Brent Bowman	4/6/2022	—	18,824 (2)	207.48	1,647,789
	4/6/2022	—	20,000 (3)	207.48	1,825,702
	4/6/2022	4,706 (4)	—	—	976,401
	4/6/2022	10,000 (5)	—	—	2,074,800
Josh Faddis	4/6/2022	—	18,824 (2)	207.48	1,647,789
	4/6/2022	—	15,000 (3)	207.48	1,369,277
	4/6/2022	4,706 (4)	—	—	976,401
	4/6/2022	7,500 (5)	—	—	1,556,100
Thomas D. Schwenger	4/6/2022	—	35,295 (2)	207.48	3,089,604
	4/6/2022	—	30,000 (6)	207.48	2,738,553
	4/6/2022	7,059 (4)	—	—	1,464,601
	4/6/2022	15,000 (7)	—	—	3,112,200
E. Nitsa Zuppas	4/6/2022	—	21,180 (2)	207.48	1,854,025
	4/6/2022	—	15,000 (3)	207.48	1,369,277
	4/6/2022	5,295 (4)	—	—	1,098,607
	4/6/2022	7,500 (5)	—	—	1,556,100

(1)   The amounts reported represent the aggregate grant date fair value of RSUs and options to purchase shares of our Class A common stock, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 12 of the notes to our consolidated financial statements included in our annual report on Form 10-K, filed on March 30, 2023, for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. These amounts do not purport to reflect the value that will be recognized by the NEOs upon sale of the underlying securities.

(2)   The stock options vest over four years, with 25% of the shares vesting on April 1, 2023, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(3)   100% of the stock options vest on April 1, 2026, subject to continued service to Veeva.

(4)   The RSUs vest quarterly over one year, with 25% vesting per quarter, following the vesting commencement date of April 1, 2022, subject to continued service to Veeva.

(5)   100% of the RSUs vest on April 1, 2026, subject to continued service to Veeva.

(6)   100% of the stock options vest on October 1, 2027, subject to continued service to Veeva.

(7)   100% of the RSUs vest on October 1, 2027, subject to continued service to Veeva.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table sets forth information regarding all unexercised options and unvested RSUs held by each of our NEOs as of January 31, 2023. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Vested (#)	Number of Securities Underlying Unexercised Options Unvested (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares of Stock that Have Not Vested ($) (1)
Peter P. Gassner	3/10/2013	1,404,458 (2)	—	3.92	3/9/2023	—	—
	1/10/2018	1,241,902	887,073 (3)	60.00	1/9/2028	—	—
	1/10/2018	103,492	73,923 (4)	60.00	1/9/2028	—	—
	1/10/2018	103,492	73,923 (5)	60.00	1/9/2028	—	—
	1/10/2018	103,492	73,923 (6)	60.00	1/9/2028	—	—
	1/10/2018	103,492	73,923 (7)	60.00	1/9/2028	—	—
Brent Bowman	7/13/2020	8,000	12,000 (8)	240.77	7/12/2030	—	—
	4/15/2021	2,180	6,540 (9)	275.82	4/14/2031	—	—
	4/6/2022	—	18,824 (10)	207.48	4/5/2032	—	—
	4/6/2022	—	20,000 (11)	207.48	4/5/2032	—	—
	4/6/2022	—	—	—	—	1,176 (12)	200,567
	4/6/2022	—	—	—	—	10,000 (13)	1,705,500
Josh Faddis	4/15/2021	2,550	7,650 (9)	275.82	4/14/2031	—	—
	4/6/2022	—	18,824 (10)	207.48	4/5/2032	—	—
	4/6/2022	—	15,000 (11)	207.48	4/5/2032	—	—
	4/6/2022	—	—	—	—	1,176 (12)	200,567
	4/6/2022	—	—	—	—	7,500 (13)	1,279,125
Thomas D. Schwenger	10/4/2019	52,500	17,500 (14)	154.00	10/3/2029	—	—
	4/15/2021	5,450	16,350 (9)	275.82	4/10/2029	—	—
	4/6/2022	—	35,295 (10)	207.48	4/5/2032	—	—
	4/6/2022	—	30,000 (15)	207.48	4/5/2032	—	—
	9/18/2019	—	—	—	—	2,500 (16)	426,375
	4/6/2022	—	—	—	—	1,765 (12)	301,021
	4/6/2022	—	—	—	—	15,000 (17)	2,558,250
E. Nitsa Zuppas	4/11/2019	15,200	5,250 (18)	135.49	4/10/2029	—	—
	4/14/2020	9,090	9,090 (19)	173.59	4/13/2030	—	—
	4/15/2021	3,274	9,821 (8)	275.82	4/14/2031	—	—
	4/6/2022	—	21,180 (10)	207.48	4/5/2032	—	—
	4/6/2022	—	15,000 (11)	207.48	4/5/2032	—	—
	4/6/2022	—	—	—	—	1,324 (12)	225,808
	4/6/2022	—	—	—	—	7,500 (13)	1,279,125

(1)   Computed in accordance with SEC rules as the number of unvested RSUs multiplied by the closing market price of our Class A common stock at the end of fiscal 2023, which was $170.55 on January 31, 2023 (the last trading day of fiscal 2023).

Our Pay

(2)   100% of the stock options were exercised by Mr. Gassner on February 7, 2023. Immediately following this exercise, all underlying shares of Class B common stock were converted to Class A common stock, which was sold pursuant to a 10b5-1 trading plan adopted by Mr. Gassner, as contemplated on our current report on Form 8-K filed with the SEC on September 26, 2022.

(3)   The stock options vest and become exercisable in 60 equal monthly installments between March 1, 2020 and February 1, 2025, subject to Mr. Gassner's continued service as our CEO.

(4)   The stock options vest and become exercisable in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025, subject to Mr. Gassner's continued service as our CEO. The performance-based vesting condition related to achievement of the Stock Price Target of $90.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Compensation Discussion and Analysis—Principal Elements of Compensation—Equity Awards" for additional details about this award.

(5)   The stock options vest and become exercisable in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025, subject to Mr. Gassner's continued service as our CEO. The performance-based vesting condition related to the achievement of the Stock Price Target of $100.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Compensation Discussion and Analysis—Principal Elements of Compensation—Equity Awards" for additional details about this award.

(6)   The stock options vest and become exercisable in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025, subject to Mr. Gassner's continued service as our CEO. The performance-based vesting condition related to the achievement of the Stock Price Target of $110.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Compensation Discussion and Analysis— Principal Elements of Compensation—Equity Awards" for additional details about this award.

(7)   The stock options vest and become exercisable in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025, subject to Mr. Gassner's continued service as our CEO. The performance-based vesting condition related to the achievement of the Stock Price Target of $120.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Compensation Discussion and Analysis— Principal Elements of Compensation—Equity Awards" for additional details about this award.

(8)   The stock options vest over five years, with 20% of the shares vesting on July 1, 2021, and 20% of the total shares vesting equally on a yearly basis thereafter, subject to Mr. Bowman's continued service to Veeva.

(9)   The stock options vest over four years, with 25% of the shares vesting on April 1, 2022, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(10)   The stock options vest over four years, with 25% of the shares vesting on April 1, 2023, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(11)   100% of the stock options vest on April 1, 2026.

(12)   The RSUs vest quarterly over one year, with 25% vesting per quarter following the vesting commencement date of April 1, 2022.

(13)   100% of the RSUs vest on April 1, 2026.

(14)   The stock options vest over four years, with 25% of the shares vesting on October 1, 2020, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to Mr. Schwenger's continued service to Veeva.

(15)   100% of the stock options vest on October 1, 2027.

(16)   The RSUs vest over four years, with 25% vesting annually following the vesting commencement date of October 1, 2019, subject to Mr. Schwenger's continued service to Veeva.

(17)   100% of the RSUs vest on October 1, 2027.

(18)   The stock options vest over four years, with 25% of the shares vesting on April 1, 2020, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to Ms. Zuppas' continued service to Veeva.

(19)   The stock options vest over four years, with 25% of the shares vesting on April 1, 2021, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to Ms. Zuppas' continued service to Veeva.

Fiscal 2023 Option Exercises and Stock Vested

The following table shows the number of shares NEOs acquired upon exercise of options and vesting of RSUs during fiscal 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Peter P. Gassner	1,928,875	307,678,908	—	—
Brent Bowman	—	—	4,075	742,215
Josh Faddis	6,667	1,398,222	4,166	761,940
Thomas D. Schwenger	—	—	8,884	1,584,410
E. Nitsa Zuppas	—	—	4,698	859,633

(1) The value realized is based on the fair market value of our Class A common stock on the date of exercise minus the exercise price.

(2) The value realized on vesting is calculated by multiplying the number of RSUs vesting by the fair market value of a share of our Class A common stock on the vesting date.

Fiscal 2023 Potential Payments Upon Termination or Change in Control

We have entered into offer letters with each of our NEOs, none of which provides a right to receive severance in the event of a termination of their employment. In addition, none of our NEOs is currently eligible for any change-in-control-related benefits.

CEO Pay Ratio

We are required to disclose the ratio of the annual total compensation of Mr. Gassner, our CEO, to our median employee's annual total compensation. We believe our compensation philosophy and process yield an equitable result for all of our employees.

The pay ratio reported below is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described below. Neither the Compensation Committee nor our management uses our pay ratio to make compensation decisions. Because the SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Under SEC rules, we are required to identify our median employee only once every three years and calculate annual total compensation for that employee each year. For purposes of identifying our current "median employee," we used our worldwide employee population as of November 1, 2022, which consisted of 6,833 part-time and full-time employees, of which 3,611 employees were employed in the United States and 3,222 employees were employed outside of the United States. To identify the median employee, we used the following methodology and consistently applied material assumptions, adjustments, and estimates:

- We calculated the annual total compensation of our employee population, excluding Mr. Gassner, as the sum of (1) annual base salary for permanent salaried employees or hourly rate multiplied by expected annual work schedule for hourly employees as of November 1, 2022;

Proxy Statement

(2) variable compensation during the 12 months ended October 31, 2022, if applicable; (3) grant date fair value of equity awards granted during the 12 months ended October 31, 2022; and (4) Veeva's matching contributions to each employee's 401(k) tax-deferred savings plan or registered retirement savings plan account.

- We used the exchange rate based on a 12-month average as of November 1, 2022 to convert each non-U.S. employee's cash compensation to U.S. dollars.

- We did not make any cost-of-living adjustments in identifying the median employee nor did we use the *de minimis* exemption allowed by SEC rules to exclude any of our employee population.

We calculated the annual total compensation for fiscal 2023 for such employee using the same methodology we used for our NEOs as set forth in the Summary Compensation Table above. For fiscal 2023, the annual total compensation for Mr. Gassner and our median employee were $391,667 and $163,572, respectively. Accordingly, the resulting ratio of the two amounts is approximately 2.4:1.

Pay Versus Performance

Pay Versus Performance Table

The following table sets forth the pay versus performance disclosures required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, for each of the last three completed fiscal years. Because of the emphasis our executive compensation program places on equity compensation, as discussed in "Our Pay—Compensation Discussion and Analysis," there may be large increases or decreases in the calculation of "compensation actually paid" to our CEO and NEOs on a year-to-year basis due to fluctuations in our stock price. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K and does not necessarily reflect value actually realized by our CEO or NEOs. All values are presented in thousands, except for total shareholder return ("TSR") data.

Fiscal Year	Summary Compensation Table Total for CEO ($) (1)	Compensation Actually Paid to CEO ($) (2)	Average Summary Compensation Table Total for Non-CEO NEOs ($) (3)	Average Compensation Actually Paid to Non-CEO NEOs ($) (2)	Value of Initial Fixed $100 Investment Based on: (4)		Net Income ($) (6)
					Company Total Shareholder Return	Peer Group Total Shareholder Return (5)	
2023	392	(93,746)	7,481	4,738	116.33	118.53	487,706
2022	350	(57,913)	2,768	1,330	161.34	145.90	427,390
2021	346	326,077	2,460	4,104	188.55	131.76	379,998

(1) Our principal executive officer (PEO) for all covered fiscal years was our CEO, Mr. Gassner, and we have referred to him as our CEO throughout this disclosure.

(2) We have made adjustments to the Summary Compensation Table ("SCT") totals—as prescribed by Item 402(v) of Regulation S-K—to calculate the amounts disclosed above as "compensation actually paid." These adjustments are disclosed in the tables following footnote (6) below under the caption, "Footnote (2) continued: Adjustments to Determine Compensation Actually Paid."

(3) Our non-CEO NEOs for the fiscal year ended January 31, 2021 (fiscal 2021) were Ms. Zuppas and Messrs. Bowman, Tim Cabral, Alan Mateo, and Frederic Lequient, our former Senior Vice President, Global Customer Services. Our non-CEO NEOs for the fiscal year ended January 31, 2022 (fiscal 2022) were Messrs. Bowman, Lequient, Mateo, and Schwenger. Our non-CEO NEOs for the fiscal year ended January 31, 2023 (fiscal 2023) were Ms. Zuppas and Messrs. Bowman, Faddis, and Schwenger.

(4) Assumes $100 invested on January 31, 2020 in stock or index, including reinvestment of dividends.

(5) Our peer group is comprised of the S&P 1500 Application Software Index, as disclosed in our annual report pursuant to §229.201(e)(1)(ii) of Regulation S-K.

(6) While our executive compensation program rewards individual and company performance via short-term and long-term equity incentive programs, we do not currently link the compensation actually paid to our NEOs to any company financial performance measure other than our stock price. We believe that both our annual stock bonus in the form of RSU awards and our annual long-term equity incentives in the form of stock options effectively emphasize an ownership culture and reward our executives for performance and value creation. Hence, we have not included an additional column for a Company-Selected Measure (as defined under §229.201(v)(2)(vi) of Regulation S-K) in this table because guidance issued under the pay versus performance rules states that stock price cannot be a "Company-Selected Measure" unless it is a performance metric in an incentive plan. See "Our Pay—Compensation Discussion and Analysis" for information about our compensation philosophy.

Footnote (2) Continued: Adjustments to Determine Compensation Actually Paid

The following tables disclose adjustments to the SCT totals to calculate the amount disclosed above as "compensation actually paid" for each covered fiscal year. The assumptions used for determining the fair values shown in these tables are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards.

Proxy Statement

Our Pay

Compensation Actually Paid - Fiscal 2023		
Adjustment Components	CEO ($)	Average of Non-CEO NEOs ($)
SCT total for fiscal 2023	391,667	7,480,973
Deduction for fair value of all equity awards reported in the SCT for fiscal 2023	—	(7,089,306)
Increase for year-end fair value of all equity awards granted during fiscal 2023 that were unvested and outstanding as of the end of fiscal 2023	—	4,760,885
Increase for fair value as of the vesting date of all equity awards granted during fiscal 2023 that also vested during fiscal 2023	—	721,524
Increase or deduction, as applicable, for the change in fair value as of the end of fiscal 2023 (from the end of fiscal 2022) of all equity awards granted in prior fiscal years that were unvested and outstanding as of the end of fiscal 2023	(71,790,396)	(801,651)
Increase or deduction, as applicable, for the change in fair value as of the vesting date (from the end of fiscal 2022) of all equity awards granted in prior fiscal years that vested during fiscal 2023	(22,347,255)	(334,412)
Deduction for the fair value as of the end of fiscal 2022 of all equity awards granted in prior fiscal years that were either forfeited or cancelled during fiscal 2023	—	—
Compensation actually paid for fiscal 2023	(93,745,984)	4,738,013

Compensation Actually Paid - Fiscal 2022		
Adjustment Components	CEO ($)	Average of Non-CEO NEOs ($)
SCT total for fiscal 2022	350,000	2,768,136
Deduction for fair value of all equity awards reported in the SCT for fiscal 2022	—	(2,418,136)
Increase for year-end fair value of all equity awards granted during fiscal 2023 that were unvested and outstanding as of the end of fiscal 2022	—	1,145,705
Increase for fair value as of the vesting date of all equity awards granted during fiscal 2022 that also vested during fiscal 2022	—	729,018
Increase or deduction, as applicable, for the change in fair value as of the end of fiscal 2022 (from the end of fiscal 2021) of all equity awards granted in prior fiscal years that were unvested and outstanding as of the end of fiscal 2022	(67,880,687)	(904,103)
Increase or deduction, as applicable, for the change in fair value as of the vesting date (from the end of fiscal 2021) of all equity awards granted in prior fiscal years that vested during fiscal 2022	9,618,171	9,406
Deduction for the fair value as of the end of fiscal 2021 of all equity awards granted in prior fiscal years that were either forfeited or cancelled during fiscal 2022	—	—
Compensation actually paid for fiscal 2021	(57,912,516)	1,330,026

Compensation Actually Paid - Fiscal 2021		
Adjustment Components	CEO ($)	Average of Non-CEO NEOs ($)
SCT total for fiscal 2021	345,833	2,460,199
Deduction for fair value of all equity awards reported in the SCT for fiscal 2021	—	(2,163,447)
Increase for year-end fair value of all equity awards granted during fiscal 2021 that were unvested and outstanding as of the end of fiscal 2021	—	2,741,645
Increase for fair value as of the vesting date of all equity awards granted during fiscal 2021 that also vested during fiscal 2021	—	486,391
Increase or deduction, as applicable, for the change in fair value as of the end of fiscal 2021 (from the end of fiscal 2020) of all equity awards granted in prior fiscal years that were unvested and outstanding as of the end of fiscal 2021	280,562,810	1,068,553
Increase or deduction, as applicable, for the change in fair value as of the vesting date (from the end of fiscal 2020) of all equity awards granted in prior fiscal years that vested during fiscal 2021	45,168,756	201,723
Deduction for the fair value as of the end of fiscal 2020 of all equity awards granted in prior fiscal years that were either forfeited or cancelled during fiscal 2021 †	—	(690,664)
Compensation actually paid for fiscal 2021	326,077,399	4,104,401

†   Reflects cancellation of equity awards in connection with Mr. Cabral's retirement from his role as our chief financial officer in August 2020.

Tabular List of Performance Measures*

Stock Price

*   The list only includes one financial performance measure, stock price, because that is the only financial performance measure linked to the compensation actually paid to our NEOs.

Description of Relationship Between the Executive Compensation Actually Paid to Our NEOs and the Financial Performance Measures Included in Our Pay Versus Performance Table

The following graphs illustrate the relationship between the executive compensation actually paid to our CEO and the average of the executive compensation actually paid to our other NEOs, and our cumulative TSR and net income for the last three completed fiscal years. The stock price performance and financial results on the graphs are not necessarily indicative of future stock price performance or financial results.



Description of Relationship Between Our Cumulative TSR and Our Peer Group Cumulative TSR

The following chart compares the cumulative TSR on our Class A common stock for the last three completed fiscal years to that of our peer group in the S&P 1500 Application Software Index over the same period. The chart assumes $100 was invested at the close of market on January 31, 2020 in our Class A common stock and the S&P 1500 Application Software Index and assumes the reinvestment of any dividends. The stock price performance on the chart is not necessarily indicative of future stock price performance.



Our Pay

Equity Compensation Plan Information

The following table provides information as of January 31, 2023 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, RSUs, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity compensation plans approved by shareholders	12,607,088	$128.62	45,063,986 (3)
Equity compensation plans not approved by shareholders	—	—	—
Total	12,607,088		45,063,986

(1) The weighted average exercise price does not take into account outstanding RSUs.

(2) Included in this amount are 4,897,856 shares available for future issuance under the 2013 Employee Stock Purchase Plan ("ESPP").

(3) On the first business day of each fiscal year during the term of our 2013 Equity Incentive Plan, as amended and restated, the number of authorized shares of our Class A common stock under our 2013 Equity Incentive Plan automatically increases by a number of shares of our Class A common stock equal to the least of (i) 5% of the total number of shares of all classes of our common stock issued and outstanding on the last business day of the prior fiscal year, (ii) 13,750,000 shares of our Class A common stock, or (iii) a number of shares of our Class A common stock determined by our Board. On the first business day of each fiscal year during the term of our ESPP, the number of authorized shares of our Class A common stock under our ESPP automatically increases by a number of shares of our Class A common stock equal to the least of (i) 1% of the total number of shares of all classes of our common stock issued and outstanding on the last business day of the prior fiscal year, (ii) 2,200,000 shares of our Class A common stock, or (iii) a number of shares of our Class A common stock determined by our Board.

OUR SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2023 for:

- each of our named executive officers;

- each of our directors;

- all of our executive officers and directors as a group; and

- each shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 145,469,120 shares of Class A common stock and 14,504,275 shares of Class B common stock outstanding at March 31, 2023. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and RSUs held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 31, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588.

| | Shares Beneficially Owned | | | | % Total |
| | Class A | | Class B | | Voting |
Name of Beneficial Owner	Share	%	Share	%	Power (1)
Named Executive Officers and Directors:					
Brent Bowman (2)	22,983	*	—	—	*
Timothy S. Cabral (3)	84,627	*	5,500	*	*
Mark Carges (4)	8,843	*	—	—	*
Paul E. Chamberlain (5)	16,776	*	—	—	*
Ronald E.F. Codd (6)	36,420	*	67,650	*	*
Josh Faddis (7)	25,758	*	—	—	*
Peter P. Gassner (8)	1,927,114	*	12,987,333	89.5	45.1
Mary Lynne Hedley (9)	3,510	*	—	—	*
Priscilla Hung (10)	1,403	*	—	—	*
Tina Hunt (11)	1,322	*	—	—	*
Alan V. Mateo (12)	176,408	*	—	—	*
Marshall Mohr (13)	1,559	*	—	—	*
Gordon Ritter (14)	635,835	*	1,000,000	6.9	3.7
Thomas Schwenger (15)	93,726	*	—	—	*
Paul Sekhri (16)	16,381	*	—	—	*
Matt Wallach (17)	3,145	*	380,002	2.6	1.3
E. Nitsa Zuppas (18)	61,310	*	—	—	*
All Executive Officers and Directors as a Group (17 persons) (19)	3,117,120	2.1	14,440,485	99.6	50.4
5% Shareholders:					
AllianceBernstein (20)	7,362,861	5.1	—	—	2.4
Artisan Partners Limited Partnership (21)	9,942,231	6.8	—	—	3.0
BlackRock, Inc. (22)	8,684,818	6.0	—	—	2.7
T. Rowe Price Associates, Inc. (23)	7,507,324	5.2	—	—	*
The Vanguard Group (24)	13,535,591	9.3	—	—	*

*   Less than 1%.

Proxy Statement

Our Shareholders

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible, at any time at the option of the holder, into one share of Class A common stock.

(2) Includes (i) 4,741 shares of Class A common stock held by Mr. Bowman (ii) 17,066 shares of Class A common stock issuable to Mr. Bowman pursuant to options exercisable within 60 days of March 31, 2023, and (iii) 1,176 shares of Class A common stock issuable to Mr. Bowman pursuant to RSUs vesting within 60 days of March 31, 2023.

(3) Includes (i) 1,513 shares of Class A common stock held by Mr. Cabral, (ii) 83,114 shares of Class A common stock held by The Cabral Family Trust dated April 17, 2001, and (iii) 5,500 shares of Class B common stock held by Mr. Cabral.

(4) Includes 8,843 shares of Class A common stock held by The Mark Carges Revocable Trust dated January 30, 2019.

(5) Includes 16,776 shares of Class A common stock held by Mr. Chamberlain.

(6) Includes (i) 663 shares of Class A common stock held by Mr. Codd, (ii) 15,757 shares of Class A common stock held by the Codd Revocable Trust dated March 6, 1998, (iii) 20,000 shares of Class A common stock issuable to Mr. Codd pursuant to options exercisable within 60 days of March 31, 2023, and (iv) 67,650 shares of Class B common stock held by the Codd Revocable Trust dated March 6, 1998.

(7) Includes (i) 14,776 shares of Class A common stock held by Mr. Faddis, (ii) 9,806 shares of Class A common stock issuable to Mr. Faddis pursuant to options exercisable within 60 days of March 31, 2023, and (iii) 1,176 shares of Class A common stock issuable to Mr. Faddis pursuant to RSUs vesting within 60 days of March 31, 2023.

(8) Includes (i) 82,000 shares of Class A common stock held by family members of Mr. Gassner, (ii) 1,845,114 shares of Class A common stock issuable to Mr. Gassner pursuant to options exercisable within 60 days of March 31, 2023, (iii) 9,861,000 shares of Class B common stock held by Mr. Gassner, and (iv) 3,126,333 shares of Class B common stock held by Peter Gassner and Piyajit Gassner as Community Property.

(9) Includes 3,510 shares of Class A common stock held by Dr. Hedley.

(10) Includes 1,403 shares of Class A common stock held by Ms. Hung.

(11) Includes 1,322 shares of Class A common stock held by Dr. Hunt.

(12) Includes (i) 18,643 shares of Class A common stock held by Mr. Mateo, (ii) 7,349 shares of Class A common stock held by The Carol Mateo Trust dated November 30, 2020, (iii) 148,651 shares of Class A common stock issuable to Mr. Mateo pursuant to options exercisable within 60 days of March 31, 2023, and (iv) 1,765 shares of Class A common stock issuable to Mr. Mateo pursuant to RSUs vesting within 60 days of March 31, 2023

(13) Includes 1,559 shares of Class A common stock held by Mr. Mohr.

(14) Includes (i) 379 shares of Class A common stock held by Mr. Ritter, (ii) 543,456 shares of Class A common stock held by the Ritter-Metzler Revocable Trust dated November 6, 2000, (iii) 92,000 shares of Class A common stock held by GABACOR Holdings LLC, and (iv) 1,000,000 shares of Class B common stock held by Emergence Capital Partners II, L.P. (ECP II). Mr. Ritter, a member of our Board, has shared voting and dispositive power of shares held by both GABACOR Holdings LLC and ECP II. . Mr. Ritter disclaims beneficial ownership of the securities held by GABACOR Holdings LLC and ECP II except to the extent of his pecuniary interest therein.

(15) Includes (i) 19,738 shares of Class A common stock held by Mr. Schwenger, (ii) 72,223 shares of Class A common stock issuable to Mr. Schwenger pursuant to options exercisable within 60 days of March 31, 2023, and (iii) 1,765 shares of Class A common stock issuable to Mr. Schwenger pursuant to RSUs vesting within 60 days of March 31, 2023.

(16) Includes 16,381 shares of Class A common stock held by Mr. Sekhri.

(17) Includes (i) 3,145 shares of Class A common stock held by Mr. Wallach, (ii) 130,000 shares of Class B common stock held by Mr. Wallach, (iii) 100,000 shares of Class B common stock held by the Matt Wallach 2012 Irrevocable Trust dated October 15, 2012, (iv) 100,002 shares of Class B common stock held by the Matt Wallach 2013 Irrevocable Trust dated August 13, 2013, and (v) 50,000 shares of Class B common stock held by the Matt Wallach 2012 Non-Grantor Trust dated October 15, 2012.

(18) Includes (i) 14,058 shares of Class A common stock held by Ms. Zuppas, (ii) 45,928 shares of Class A common stock issuable to Ms. Zuppas pursuant to options exercisable within 60 days of March 31, 2023, and (iii) 1,324 shares of Class A common stock issuable to Ms. Zuppas pursuant to RSUs vesting within 60 days of March 31, 2023.

(19) Includes the following amounts held by all our executive officers and directors, as a group: (i) 951,126 shares of Class A common stock, (ii) 2,158,788 shares of Class A common stock issuable pursuant to options exercisable within 60 days of March 31, 2023, (iii) 7,206 shares of Class A common stock issuable pursuant to RSUs vesting within 60 days of March 31, 2023, and (iv) 14,440,485 shares of Class B common stock.

(20) Based solely on information reported on a Schedule 13G filed with the SEC on February 14, 2023, AllianceBernstein L.P. has sole voting power over 7,049,990 shares of Class A common stock, sole dispositive power over 7,359,902 shares of Class A common stock, and shared dispositive power over 2,959 shares of Class A common stock. The address of AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, NY 10105.

(21) Based solely on information reported on a Schedule 13G filed with the SEC on February 10, 2023, Artisan Partners Limited Partnership has shared voting power over 8,685,900 shares of Class A common stock and shared dispositive power over 9,942,231 shares of Class A common stock. Additional persons identified in the report were as follows: Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. The address of the reporting persons is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

(22) Based solely on information reported on a Schedule 13G filed with the SEC on February 1, 2023, BlackRock, Inc. has sole voting power over 7,742,172 shares of Class A common stock and sole dispositive power over 8,684,818 shares of Class A common stock. Several subsidiaries were included in the report. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(23) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 14, 2023, T. Rowe Price Associates, Inc. has sole voting power over 1,874,905 shares of Class A common stock and sole dispositive power over 7,507,324 shares of Class A common stock. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

(24) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group has shared voting power over 112,461 shares of Class A common stock, sole dispositive power over 13,227,535 shares of Class A common stock, and shared dispositive power over 308,056 shares of Class A common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

OUR MEETING

Frequently Asked Questions and Answers

Annual Meeting

Q: **What is a proxy and why am I receiving these proxy materials?**

A: A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board is providing these proxy materials to you in connection with the solicitation of proxies for use at the virtual Annual Meeting to be held on Wednesday, June 21, 2023 at 8:00 a.m. Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described in this Proxy Statement. The Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement, and accompanying form of proxy card are being made available to you on or about May 10, 2023.

Q: **What is included in the proxy materials?**

A: The proxy materials include:

- This Proxy Statement for the Annual Meeting;

- Our 2023 Annual Report, which consists of our Annual Report on Form 10-K for the fiscal year ended January 31, 2023; and

- The Notice or proxy card.

Q: **How can I get electronic access to the proxy materials?**

A: The proxy materials are available at www.proxyvote.com and on our website at ir.veeva.com. You can find directions on how to instruct us to send future proxy materials to you in the proxy materials. Choosing to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to the proxy materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q: **What information is contained in this Proxy Statement?**

A: The information in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our directors and named executive officers, corporate governance, and certain other required information.

Q: **Where is the Annual Meeting and what do I need to attend?**

A: This year, the Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/VEEV2023. To attend the virtual Annual Meeting, you will need the 16-digit control number included on the Notice or your proxy card.

Q: **Why will the Annual Meeting be held virtually?**

A: Our virtual Annual Meeting is generally designed to enable participation of and access by more of our shareholders. Shareholders attending the virtual Annual Meeting will be afforded the same rights and opportunities to participate as they would have had at an in-person meeting.

Q: How can I review the list of shareholders eligible to vote?

A: Our list of shareholders as of the Record Date will be available for inspection for the 10 days prior to the Annual Meeting. If you want to inspect the shareholder list, email our Investor Relations department at ir@veeva.com to make arrangements. The list of shareholders will also be available during the virtual Annual Meeting through the meeting website for those shareholders who choose to attend.

Q: What if I have technical difficulties trying to access the virtual Annual Meeting?

A: If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page at www.virtualshareholdermeeting.com/VEEV2023. We encourage you to check in at 7:45 a.m. Pacific Time on June 21, 2023, the day of the Annual Meeting, to allow ample time for check-in procedures and so you may address any technical difficulties before the Annual Meeting live webcast begins.

Stock Ownership

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: *Shareholders of record* — If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the "shareholder of record," and the Notice was provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote electronically at the virtual Annual Meeting.

Beneficial owners — Many Veeva shareholders hold their shares through a broker, trustee, or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." The Notice was forwarded to you by your broker, trustee, or nominee, who is considered, with respect to those shares, the shareholder of record.

As the beneficial owner, you have the right to direct your broker, trustee, or nominee on how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. Shares for which you are the beneficial owner but not the shareholder of record also may be voted electronically during the Annual Meeting.

Quorum and Voting

Q: How many shares must be present to conduct business at the Annual Meeting?

A: A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our Bylaws and Delaware state law. The presence, in person or by proxy, of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. Except as otherwise expressly provided by our Certificate of Incorporation or Bylaws, the holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote or for the consent of the shareholders of Veeva. Each holder of Class A common stock will have the right to one vote per share of Class A common stock and each holder of Class B common stock will have the right to 10 votes per share of Class B common stock. A proxy submitted by a shareholder may indicate that the shares represented by the proxy are not being voted with respect to a particular matter.

Under the General Corporation Law of the State of Delaware, abstentions and "broker non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

Our Meeting

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of our common stock at the close of business on the Record Date are entitled to receive notice of and to vote their shares at the Annual Meeting. As of the Record Date, we had 145,691,558 shares of Class A common stock outstanding and 14,498,275 shares of Class B common stock outstanding.

Q: How many votes do I have?

A: In deciding all matters at the Annual Meeting, each holder of Class A common stock of Veeva will be entitled to one vote for each share of Class A common stock held as of the close of business on the Record Date, and each holder of Class B common stock of Veeva will be entitled to 10 votes for each share of Class B common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors.

Q: How can I vote my shares?

A: If you are a shareholder of record, you may cast your vote in one of the following ways:

- *Electronically at the Annual Meeting* — You may vote directly at the virtual Annual Meeting by navigating to www.virtualshareholdermeeting.com/VEEV2023 and entering in your 16-digit control number. **Even if you plan to attend the virtual Annual Meeting, we recommend that you follow the voting directions described below, so that your vote will be counted if you later decide not to attend the meeting.**

- *Via the Internet Before the Annual Meeting* — You may vote by proxy by going to www.proxyvote.com until 11:59 p.m. Eastern Time on Tuesday, June 20, 2023.

- *By Telephone Before the Annual Meeting* — You may vote by proxy by telephone until 11:59 p.m. Eastern Time on Tuesday, June 20, 2023 by calling 1-800-690-6903.

- *By Mail Before the Annual Meeting* — If you receive a proxy card, you may vote by filling out the proxy card and mailing it in the envelope provided.

If you are a **beneficial owner** holding shares through a bank, broker, or other nominee, please refer to your Notice or other information forwarded by your bank or broker to see which voting options are available to you.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, shareholders will be asked to vote:

(1) To elect the directors listed in Proposal One to serve as directors until the annual meeting to be held in 2024 or until their successors are duly elected and qualified;

(2) To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024;

(3) To approve an amendment and restatement of our Certificate of Incorporation to take effect on or after October 15, 2023;

(4) To consider and vote upon a shareholder proposal to require shareholder approval for advance notice bylaw amendments, if properly presented at the meeting; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Q: What is the voting requirement to approve each of the proposals?

A: *Proposal One* — The election of directors requires a majority of the votes duly cast. If the votes cast "FOR" a director nominee exceed the votes cast "AGAINST," the nominee will be elected as a director of Veeva to serve until the next annual meeting or until his or her successor has been duly elected and qualified. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Proposal Two — The vote to ratify the appointment of KMPG LLP as our independent registered public accounting firm requires the affirmative vote of a majority in voting power of votes cast at the meeting in person or by proxy and voting for or against the proposal. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Proposal Three — The vote to amend and restate our Certificate of Incorporation requires the affirmative vote of 66 2/3% of the voting power of our capital stock as of the Record Date. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes are counted as "AGAINST" votes.

Proposal Four — The vote to approve the shareholder proposal to require shareholder approval for advance notice bylaw amendments requires the affirmative vote of a majority in voting power of votes cast at the meeting in person or by proxy and voting for or against the proposal. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Q: How does the Board recommend that I vote?

A: Our Board unanimously recommends that you vote your shares:

- "FOR" each nominee for election as director listed in Proposal One;

- "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2024;

- "FOR" the approval of the amendment and restatement of our Certificate of Incorporation to eliminate inoperative provisions and update certain other miscellaneous provisions, to take effect on or after October 15, 2023; and

- "AGAINST" the shareholder proposal to require shareholder approval for advance notice bylaw amendments.

Q: What happens if I do not give specific voting instructions?

A: *Shareholders of record* — If you are a shareholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board; or

- Sign and return a proxy card without giving specific voting instructions, then the persons named as proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Proxy Statement

Our Meeting

Beneficial owners — If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then, under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Q: How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

A: Brokerage firms and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of KPMG LLP. Your broker will not have discretion to vote on the following "non-routine" matters absent direction from you: the election of directors, amending the Company's Certificate of Incorporation to eliminate inoperative provisions and update certain other miscellaneous provisions, and the shareholder proposal to require shareholder approval for certain advance notice bylaw amendments, if properly presented at the meeting.

Please note that brokers may not vote your shares on non-routine matters in the absence of your specific instructions as to how to vote, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee, or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a shareholder of record, you may change your vote by (1) filing with our Corporate Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting electronically (although attendance at the Annual Meeting will not by itself revoke a proxy). A shareholder of record that has voted on the Internet or by telephone may also change his or her vote by later making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee, or other nominee or (2) by attending the Annual Meeting and voting electronically (although attendance at the Annual Meeting will not by itself revoke a proxy).

Any written notice of revocation or subsequent proxy card must be received by our Corporate Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our Corporate Secretary or should be sent so as to be delivered to our principal executive offices, Attention: Corporate Secretary.

Q: How are proxies solicited and who will bear the cost of soliciting votes for the Annual Meeting?

A: The Board is soliciting proxies for use at the Annual Meeting. We will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. We may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers, and employees of Veeva may also solicit proxies in person or by other means of communication. Such directors, officers, and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees, and other institutional owners. Our costs for such services, if retained, will not be significant. If you choose to access the proxy materials and/or vote through the Internet, you are responsible for any Internet access charges you may incur.

Q: Is my vote confidential?

A: Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Veeva or to third parties, except as necessary to meet applicable legal requirements to allow for the tabulation of votes and certification of the vote or to facilitate a successful proxy solicitation.

Q: Who will serve as inspector of elections?

A: The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and will publish final results in a Current Report on Form 8-K within four business days of the Annual Meeting.

Information about the Proxy Materials

Q: Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

A: In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our 2023 Annual Report, primarily via the Internet. Beginning on or about May 10, 2023, we mailed to our shareholders a "Notice of Internet Availability of Proxy Materials" that contains notice of the Annual Meeting and instructions on how to access our proxy materials on the Internet, how to vote at the meeting, and how to request printed copies of the proxy materials and 2023 Annual Report. Shareholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained at www.proxyvote.com. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the cost and environmental impact of our annual meetings.

Our Meeting

Q: What does it mean if multiple members of my household are shareholders but we only received one Notice or full set of proxy materials in the mail?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple shareholders who share the same address unless we received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any shareholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, shareholders should send their requests to our principal executive offices, Attention: Corporate Secretary. Shareholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

Q: What is the mailing address for Veeva's principal executive offices?

A: Our principal executive offices are located at 4280 Hacienda Drive, Pleasanton, California 94588. The telephone number at that location is (925) 452-6500.

Additional Information

Shareholder Proposals for Our 2024 Annual Meeting

You may submit proposals, including director nominations, for consideration at future shareholder meetings.

Requirements for shareholder proposals to be considered for inclusion in our proxy materials — Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of shareholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. In order to be included in the proxy statement for the 2024 annual meeting of shareholders, shareholder proposals must be received by our Corporate Secretary no later than January 10, 2024 and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Requirements for shareholder proposals to be brought before an annual meeting — In addition, our Bylaws establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders. In general, nominations for the election of directors may be made by our Board or any committee thereof or any shareholder who is a shareholder of record on the date of the giving of such notice and on the record date for the determination of shareholders entitled to vote at such meeting who is entitled to vote at such meeting and who has delivered written notice to our Corporate Secretary no later than the Notice Deadline (as defined below), which notice must contain specified information concerning the proposal and concerning the shareholder proposing such proposal. In addition, the notice must contain the information required by, and otherwise comply with, Rule 14a-19(b) of the Exchange Act, if applicable.

Our Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of our Board, (2) otherwise properly brought before the meeting by or at the direction of our Board (or any committee thereto), or (3) properly brought before the meeting by a shareholder who has delivered written notice to our Corporate Secretary no later than the Notice Deadline (as defined below).

The "Notice Deadline" is defined as that date which is not less than 90 days nor more than 120 days prior to the one-year anniversary of the previous year's annual meeting of shareholders. As a result, the Notice Deadline for the 2024 annual meeting of shareholders is between February 22, 2024 and March 23, 2024.

If a shareholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

Recommendation of director candidates — You may recommend candidates to our Board for consideration by our Nominating and Governance Committee by following the procedures set forth in "How We Are Selected—Shareholder Recommendations for Nominations to the Board."

Proxy access — In addition to the procedures above, we have adopted "proxy access," whereby a shareholder (or a group of up to 20 shareholders) who has held at least 3% of the voting power of our capital stock for three years or more may nominate candidates for up to 20% of the available director seats and have those nominees included in our proxy materials, provided that the shareholder and nominees satisfy the requirements specified in our Bylaws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in our proxy statement for the 2024 annual meeting of shareholders must satisfy the requirements specified in our Bylaws and must provide notice to our Corporate Secretary, which must be received no earlier than February 22, 2024 and no later than March 23, 2024. The notice of proxy access must include information specified in our Bylaws, including information concerning the nominee and information about the shareholder's ownership of and agreements related to our stock.

Our Meeting

Information Requests

Any written requests for additional information, a copy of our Bylaws, copies of the proxy materials and 2023 Annual Report, notices of shareholder proposals, recommendations for candidates to our Board, communications to our Board or any other communications should be sent to 4280 Hacienda Drive, Pleasanton, California 94588, Attention: Corporate Secretary.

Website

Our website address is included in this Proxy Statement for reference only and is not incorporated by reference into this Proxy Statement.

Other Matters

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons named on the proxy card will have discretion to vote the shares they represent in accordance with their best judgment.

APPENDIX A

NON-GAAP FINANCIAL MEASURES

In our public disclosures, we have provided non-GAAP measures, which we define as financial information that has not been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In addition to our GAAP measures, we use these non-GAAP financial measures internally for budgeting and resource allocation purposes and in analyzing our financial results. For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

- *Excess tax benefits*. Excess tax benefits from employee stock plans are dependent on previously agreed-upon equity grants to our employees, vesting of those grants, stock price, and exercise behavior of our employees, which can fluctuate from quarter to quarter. Because these fluctuations are not directly related to our business operations, we exclude excess tax benefits for our internal management reporting processes. Our management also finds it useful to exclude excess tax benefits when assessing the level of cash provided by operating activities. Given the nature of the excess tax benefits, we believe excluding it allows investors to make meaningful comparisons between our operating cash flows from quarter to quarter and those of other companies.

- *Stock-based compensation expenses*. We exclude stock-based compensation expenses primarily because they are non-cash expenses that we exclude from our internal management reporting processes. Our management also finds it useful to exclude these expenses when they assess the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FASB ASC Topic 718, we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

- *Amortization of purchased intangibles*. We incur amortization expense for purchased intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of intangible assets is a non-cash expense and is inconsistent in amount and frequency because it is significantly affected by the timing, size of acquisitions, and the inherent subjective nature of purchase price allocations. Because these costs have already been incurred and cannot be recovered, and are non-cash expenses, we exclude these expenses for our internal management reporting processes. Our management also finds it useful to exclude these charges when assessing the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well.

- *Income tax effects on the difference between GAAP and non-GAAP costs and expenses*. The income tax effects that are excluded relate to the imputed tax impact on the difference between GAAP and non-GAAP costs and expenses due to stock-based compensation and purchased intangibles for GAAP and non-GAAP measures.

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies. The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to

APPENDIX A

inherent limitations as they reflect the exercise of judgments by our management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We encourage our investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business, and to view our non-GAAP financial measures in conjunction with the most directly comparable GAAP financial measures. A reconciliation of GAAP to the non-GAAP financial measures has been provided in the tables below.

VEEVA SYSTEMS INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(Dollars in thousands)
(Unaudited)

	Fiscal Year ended January 31, 2023
Operating income on a GAAP basis	$ 459,091
Stock-based compensation expense	351,907
Amortization of purchased intangibles	19,464
Operating income on a non-GAAP basis	$ 830,462
Net income on a GAAP basis	$ 487,706
Stock-based compensation expense	351,907
Amortization of purchased intangibles	19,464
Income tax effect on non-GAAP adjustments[1]	(163,508)
Net income on a non-GAAP basis	$ 695,568

(1)   For the fiscal year ended January 31, 2023, management used an estimated annual effective non-GAAP tax rate of 21.0%

APPENDIX B
PROPOSED NEW CERTIFICATE

The following is the proposed New Certificate as described in Proposal Three, marked to show changes from the current Certificate of Incorporation (bold and underline show additions; bold and strikeout show deletions).


AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VEEVA SYSTEMS INC.
(A PUBLIC BENEFIT CORPORATION)


Veeva Systems Inc., a public benefit corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.   The corporation was originally incorporated under the name of Rags2Riches, Inc., and the original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 12, 2007.

2.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the DGCL, and restates, integrates and further amends the provisions of the corporation's certificate of incorporation.

3.   The certificate of incorporation of the corporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Veeva Systems Inc. (hereinafter called the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive in the City of Wilmington, County of New Castle, 19808. The name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the "DGCL").

The Corporation shall be a public benefit corporation, as contemplated by subchapter XV of the DGCL, and is to be managed in a manner that balances our stockholders' pecuniary (financial) interests, the best interests of those materially affected by the corporation's conduct (including customers, employees, partners, and the communities in which we operate), and the public benefits identified in this certificate of incorporation. We believe this corporate structure reflects our guiding principle, "do the right thing."

The specific public benefits to be promoted by the Corporation are to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate.

FOURTH: The total number of shares of all classes of capital stock that the Corporation is authorized to issue is **1,000,000**810,000,000 shares, consisting of **(i)** 800,000,000 shares of Class A Common Stock, par value $0.00001 per share ("Class A Common Stock"**), (ii) 190,000 shares of Class B Common Stock, par value $0.00001 per share ("Class B Common Stock" and together with Class A Common Stock, or** "Common Stock")**,** and **(iii)** 10,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares **of any** of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a

APPENDIX B

majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of ~~any of~~ the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

    A.   <u>Class A Common Stock</u> ~~**and Class B Common Stock**~~. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Class A Common Stock ~~**and Class B Common Stock**~~ are as follows:

        1. ~~**Equal Status;**~~ <u>Ranking</u>. ~~**Except as otherwise provided in this Amended and Restated Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below), this "Certificate of Incorporation") or required by applicable law, shares of Class A Common Stock and Class B Common Stock will have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.**~~ The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the "<u>Board</u>") upon any issuance of the Preferred Stock of any series.

        2. <u>Voting</u>.

           (a)   Except as otherwise expressly provided by this **Amended and Restated Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below), this "Certificate of Incorporation")** or as provided by law, the holders of shares of Class A Common Stock ~~**and Class B Common Stock**~~ will ~~**(i) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (ii)**~~ be entitled to **(i)** notice of any stockholders' meeting in accordance with the Amended and Restated Bylaws of the Corporation (as amended from time to time, the "<u>Bylaws</u>")~~,~~ and ~~**(iii) be entitled to**~~ **(ii)** vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock will have the right to one (1) vote per share of Class A Common Stock held of record by such holder ~~**and each holder of Class B Common Stock will have the right to ten (10) votes per share of Class B Common Stock held of record by such holder**~~.

           (b)   Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

        3. <u>Dividends</u>. Subject to the rights of the holders of Preferred Stock, the holders of shares of Class A Common Stock ~~**and Class B Common Stock**~~ shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time, out of assets or funds of the Corporation legally available therefor. ~~**The holders of shares of Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided**~~ , <u>however</u>~~**, that in the event a dividend is paid in the form of**~~

~~shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then the holders of Class A Common Stock will receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock will receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with the holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.~~

~~4.   Subdivisions or Combinations. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and the holders of the outstanding Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.~~

~~5~~<u>4</u>.   Liquidation. Subject to the rights of the holders of Preferred Stock, holders of shares of Class A Common Stock ~~and Class B Common Stock~~ shall be entitled to receive ratably the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary~~, unless disparate or different treatment of the shares of each such class with respect to distributions upon such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class~~. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A.~~5~~<u>4</u>, shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

~~6~~<u>5</u>.   Redemption. ~~Neither t~~<u>T</u>he Class A Common Stock ~~nor the Class B Common Stock~~ is <u>not</u> redeemable.

~~7.   Change in Control Vote. The Corporation will not consummate a Change in Control Transaction (as defined below) without first obtaining the approval of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws. For the purposes of this Section 7, a "Change in Control Transaction" means the occurrence of any of the following events:~~

~~(a)   the sale, lease, exchange, encumbrance or other disposition (other than licenses in the ordinary course of business, and the grant of security interests in the ordinary course of business) by the Corporation of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole; or~~

APPENDIX B

(b) the merger or consolidation of the Corporation with or into any other corporation or entity, other than a merger or consolidation that would result in the Class B Common Stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

8. Voluntary and Automatic Conversion of Class B Common Stock.

(a) Voluntary Conversion of Shares of Class B Common Stock. Each share of Class B Common Stock will be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock will be entitled to voluntarily convert any shares of such Class B Common Stock, such holder will surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and will give written notice to the Corporation at its principal corporate office, of the election to convert the same and will state therein the name or names (i) in which the certificate or certificates for shares of Class A Common Stock are to be issued if such shares are certificated, or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation will, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder will be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion will be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder's election to convert required by this Section 8(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion will be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 8(a) will be retired by the Corporation and will not be available for reissuance.

(b) Automatic Conversion of Shares of Class B Common Stock. Shares of Class B Common Stock will be automatically, without further action by the holder thereof, converted into an equal number of fully paid and nonassessable shares of Class A Common Stock, upon the occurrence of any of the following events:

(i) any Transfer of such shares of Class B Common Stock, except for a Permitted Transfer;

(ii) the date that any Permitted Transferee of such shares ceases to meet the qualifications to be a Permitted Transferee of the holder of Class B Common Stock who effected the Transfer of such shares to such Permitted Transferee; and

(iii) the death or Incapacity of a holder of such shares who is a natural person, or the death or Incapacity of the transferor of such shares who is a natural person from whom a Permitted Transferee acquired such shares of Class B Common Stock.

Each outstanding stock certificate that, immediately prior to such conversion, represented one or more shares of Class B Common Stock subject to such conversion will, upon such conversion, be deemed to represent an equal number of shares of Class A Common Stock, without

~~the need for surrender or exchange thereof. The Corporation will, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of such conversion and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such conversion (if such shares are certificated) or, if such shares are uncertificated or the stockholder otherwise consents, register such shares in book-entry form. Shares of Class B Common Stock that are converted pursuant to this Section 8(b) will be retired by the Corporation and will not be available for reissuance.~~

~~(c) **Conversion of All Outstanding Class B Common Stock.** Each share of Class B Common Stock then outstanding will be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the earliest to occur of:~~

~~(i) the date specified by the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class; or~~

~~(ii) October 15, 2023.~~

~~Each outstanding stock certificate that, immediately prior to such conversion, represented one or more shares of Class B Common Stock subject to such conversion will, upon such conversion, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation will, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of such conversion and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such conversion (if such shares are certificated) or, if such shares are uncertificated or the stockholder otherwise consents, register such shares in book-entry form.~~

~~Following such conversion, the reissuance of shares of Class B Common Stock will be prohibited, and such shares of Class B Common Stock will be retired by the Corporation and cancelled in accordance with the DGCL and the filing with the Delaware Secretary of State required thereby. Upon such retirement and filing, all references herein to Class A Common Stock will be deemed to be references to Common Stock. Each outstanding stock certificate that, immediately prior to such retirement and filing, represented one or more shares of Class A Common Stock will, following such retirement and filing, be deemed to represent an equal number of shares Common Stock, without the need for surrender or exchange thereof.~~

~~(d) The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock pursuant to the terms of this Certificate of Incorporation, as the Corporation may deem necessary or advisable in connection therewith. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days~~

after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, will be automatically converted into shares of Class A Common Stock as of the date of the transfer in question and the same will thereupon be registered on the books, records and stock ledger of the Corporation. In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation will be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

9. **Definitions.** For purposes of this Article FOURTH of the Certificate of Incorporation,

(a) "**Incapacity**" means, for a holder of Class B Common Stock, incapacity such that such holder is incapable of managing his financial affairs under the criteria set forth in California Probate Code Section 810 et seq. that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner. In the event of a dispute regarding whether a holder of Class B Common Stock has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

(b) "**Permitted Transfer**" means any Transfer of a share of Class B Common Stock:

(i) by a Qualified Stockholder to a Permitted Transferee of such Qualified Stockholder; or

(ii) by a Permitted Transferee of a Qualified Stockholder, to such Qualified Stockholder or any other Permitted Transferee of such Qualified Stockholder.

(c) "**Permitted Transferee**" means: Any trust, corporation, limited liability company, partnership, foundation or similar entity established by a holder of Class B Common Stock; provided that the holder of Class B Common Stock has sole dispositive power and exclusive right to vote all of the shares of Class B Common Stock held by such entity and the Transfer to the transferee does not involve any payment of cash, securities, property or other consideration (other than an interest in such entity) to the holder of Class B Common Stock.

(d) "**Qualified Stockholder**" means (i) the initial registered holder of any share of Class B Common Stock that are originally issued by the Corporation (including, without limitation, upon conversion of the Preferred Stock or upon exercise of options or warrants) and (ii) a Permitted Transferee.

(e) "**Transfer**" of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer by bequest, devise or descent, conveyance (including a conveyance in trust) or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer includes, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) and the transfer of, or entering into an agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise; provided, however, that the following will not be considered a Transfer:

~~(i) the grant of a revocable proxy to officers or directors of the Corporation at the request of the Board, in connection with actions to be taken at an annual or special meeting of stockholders;~~

~~(ii) the issuance by the Corporation of any shares of Class B Common Stock pursuant to the exercise of options, warrants, securities or rights that are exercisable or exchangeable for, or convertible into, Class B Common Stock;~~

~~(iii) an encumbrance, hypothecation or pledge of shares of Class B Common Stock by a holder of Class B Common Stock in connection with a bona fide loan or indebtedness transaction prior to an event of default or other event that gives any other person the right to vote or control the disposition of the shares subject to such encumbrance, hypothecation or pledge; provided, however, that a foreclosure on such shares or other similar action by the encumbrance or hypothecation holder or pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer; or~~

~~(iv) any acquisition or disposition (including by judicial determination) of a community property interest in any shares of Class B Common Stock that does not result in a disposition by a holder of Class B Common Stock of either his or her economic interest in such shares of Class B Common Stock or an acquisition of exclusive Voting Control by another person (including the spouse or former-spouse of such holder) of such shares of Class B Common Stock.~~

~~(f) Voting Control" with respect to a share of Class B Common Stock means the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.~~

~~10. Reservation of Stock. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as will from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.~~

~~11. Protective Provisions. So long as any shares of Class B Common Stock remain outstanding:~~

~~(a) The Corporation will not, whether by merger, consolidation, reclassification of capital stock or otherwise, amend, alter, change, repeal or waive Section A of this Article FOURTH (or adopt any provision inconsistent therewith), without first obtaining the approval of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.~~

~~(b) The Corporation will not, without first obtaining the approval of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws, authorize or issue, or obligate itself to issue, any Preferred Stock (including any other security convertible into or exercisable for any such Preferred Stock).~~

B. <u>Preferred Stock</u>. Shares of Preferred Stock may be issued from time to time in one or more series. ~~Subject to Section A.11(b), t~~The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the "<u>Preferred Stock Designation</u>"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and

APPENDIX B

fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. ~~Subject to Section A.11(b), t~~The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

(a)   the designation of the series, which may be by distinguishing number, letter or title;

(b)   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)   the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)   the dates on which dividends, if any, shall be payable;

(e)   the redemption rights and price or prices, if any, for shares of the series;

(f)   the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

(g)   the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h)   whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i)   restrictions on the issuance of shares of the same series or any other class or series;

(j)   the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

(k)   any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

FIFTH: This Article FIFTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

A.   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

B.   Number of Directors; Election of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term ''Whole Board'' will mean the total number of authorized directors whether or not there exist any vacancies **or other unfilled seats** in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

~~C.   [RESERVED]~~

~~D~~C.   Terms of Office. Each director shall serve for a term ending on the date of the next annual meeting of stockholders following the annual meeting of stockholders at which such director was elected. The term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal.

~~E~~D.   Vacancies. Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.

~~F~~E.   Removal. Any director or the entire Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

~~G~~F.   Committees. Pursuant to the Bylaws, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

~~H~~G.   Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

SIXTH: Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article SEVENTH shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article SEVENTH shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

EIGHTH: The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Proxy Statement

APPENDIX B

NINTH: Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by written consent in lieu of a meeting.

TENTH: Special meetings of stockholders for any purpose or purposes may be called at any time by**:** **(i)** the majority of the Whole Board, **(ii)** the Chairman of the Board, **(iii)** the Chief Executive Officer of the Corporation or **(iv)** the Chairman of the Board or the Chief Executive Officer of the Corporation at the written request of one or more stockholders of record who have delivered such request in accordance with and subject to the procedures and conditions and any other provisions set forth in the Bylaws (as amended from time to time). Special meetings of stockholders may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

ELEVENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article ELEVENTH. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law ~~or any affirmative vote of the holders of Class B Common Stock required by Section A.11 of Article FOURTH~~, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Certificate of Incorporation, or to adopt any new provision of this Certificate of Incorporation; provided, however, that the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article TWELFTH, **~~Article THIRTEENTH,~~** and this sentence of this Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Certificate of Incorporation). Any amendment, repeal or modification of any of Article SEVENTH, Article EIGHTH, and this sentence shall not adversely affect any right or protection of any person existing thereunder with respect to any act or omission occurring prior to such repeal or modification.

TWELFTH: In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the Bylaws may also be amended, altered or repealed and new Bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Corporation entitled to vote thereon.

~~THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action arising pursuant to any provision of the DGCL, or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH.~~

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APPENDIX B

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this ~~25th~~ day of ~~June, 2021~~202[   ].

By:
Name: Josh Faddis
Title: Corporate Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number: 001-36121



Veeva Systems Inc.
(Exact name of registrant as specified in its charter)

Delaware	**20-8235463**
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.)

4280 Hacienda Drive
Pleasanton, California, 94588
(Address of principal executive offices)
(Registrant's telephone number, including area code) **(925) 452-6500**
(Former name, former address and former fiscal year, if changed since last report) **N/A**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	VEEV	The New York Stock Exchange

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on the last business day of the Registrant's most recently completed second fiscal quarter, which was July 31, 2022, based on the closing price of $223.58 for shares of the Registrant's Class A common stock as reported by the New York Stock Exchange on July 29, 2022, the last trading day of the second fiscal quarter, was approximately $31.3 billion. Shares of Class A common stock or Class B common stock held by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2023, there were 145,254,851 shares of the Registrant's Class A common stock outstanding and 14,551,598 shares of the Registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Form 10-K to the extent stated herein. The proxy statement will be filed by the Registrant with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended January 31, 2023.

TABLE OF CONTENTS

Pursuant to Part IV, Item 16, a summary of Form 10-K content follows, including hyperlinked cross-references (in the EDGAR filing). This allows users to easily locate the corresponding items in this annual report on Form 10-K where the disclosure is fully presented. The summary does not include certain Part III information that will be incorporated by reference from the Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed within 120 days after our fiscal year ended January 31, 2023.

Form 10-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 10-K contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, trends, market sizing, competitive position, industry environment, potential growth opportunities, and product capabilities among other things. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as "aim," "anticipates," "believes," "could," "estimates," "expects," "goal," "intends," "may," "plans," "potential," "predicts," "projects," "seeks," "should," "strive," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements are based on our current views and expectations and involve known and unknown risks, uncertainties and other factors—including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report—that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Any forward-looking statements in this report are made only as of the date of this report. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

As used in this report, the terms "Veeva," "Registrant," "the Company," "we," "us," and "our" mean Veeva Systems Inc. and its subsidiaries unless the context indicates otherwise.

Form 10-K

[This page intentionally left blank]

PART I.

ITEM 1. BUSINESS.

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development (R&D) to commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations.

Customer success is one of our core values, and our focus on it has allowed us to deepen and expand our strategic relationships with customers over time. Because of our industry focus, we have a unique, in-depth perspective into the needs and best practices of life sciences companies and clinical research sites. This allows us to develop targeted solutions, quickly adapt to regulatory changes, and incorporate highly relevant enhancements into our existing solutions at a rapid pace.

Our goal is to become the most strategic technology partner to the life sciences industry and achieve long-term leadership with our solutions that support the R&D and commercial functions of life sciences companies. Our commercial solutions help life sciences companies achieve better, more intelligent engagement with healthcare professionals and healthcare organizations across multiple communication channels, and plan and execute more effective media and marketing campaigns. Our R&D solutions for the clinical, regulatory, quality, and safety functions help life sciences companies streamline their end-to-end product development processes to increase operational efficiency and maintain regulatory compliance throughout the product life cycle. Our solutions for clinical research sites enable regulatory documents and trial information to be managed in a modern cloud solution that is intended to accelerate the clinical research process for the life sciences industry overall.

We also bring the benefits of our content and data management solutions to customers in the consumer products and chemical industries. Our applications currently offered to companies in these industries are designed to help customers efficiently manage critical processes and content in a compliant way, and to enable secure collaboration across internal and external stakeholders, including outsourcing partners and vendors.

On February 1, 2021, after approval by our stockholders, we became a Delaware public benefit corporation (PBC). A PBC is a for-profit company operating under subchapter XV of the General Corporation Law of the State of Delaware (i) that has adopted a public benefit purpose intended to provide benefits beyond just stockholder financial returns, and (ii) whose directors have a fiduciary duty to balance the financial interests of stockholders, the best interests of other stakeholders materially affected by the company's conduct (which we believe includes customers, employees, partners, and the communities in which we operate), and the pursuit of the company's public benefit purpose. Our public benefit purpose, as reflected in our certificate of incorporation, is "to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate." We believe that operating as a PBC reflects our core values—**do the right thing, customer success, employee success, and speed**—and helps us maintain alignment with the principal industry we serve, life sciences, and its broad goal to improve health and extend lives.

Our Industry Cloud Solutions for Life Sciences

Our industry cloud solutions for the life sciences industry are grouped into two major product families—Veeva Development Cloud and Veeva Commercial Cloud—and are designed to address pharmaceutical, biotechnology, and medical devices and diagnostics (MedTech) companies' most pressing strategic needs in their commercial and R&D operations. For financial reporting purposes, revenues associated with our Veeva Development Cloud, Veeva RegulatoryOne, and Veeva QualityOne solutions are classified as "R&D Solutions" revenues, and revenues associated with our Veeva Commercial Cloud and Veeva Claims solutions are classified as "Commercial Solutions" revenues.

Veeva Development Cloud includes application suites for the clinical, regulatory, quality, and safety functions of life sciences companies, all built on our proprietary ***Veeva Vault*** platform. Veeva Vault's unique ability to handle content and data allows us to build content and data-centric applications to help customers streamline end-to-end business processes and eliminate manual processes and siloed systems. Veeva Vault can be deployed one application at a time or as an integrated solution with multiple applications that enable customers to unify and manage important documents and related data in a single global system.

- ***Veeva Vault Clinical*** advances clinical trial execution by providing a complete and connected technology ecosystem. The platform is designed to enable seamless execution and flow of data between clinical trial stakeholders—including patients, research sites, contract research organizations (CROs), and trial sponsors—for faster, more efficient trials that achieve higher data accuracy and increased patient diversity. The platform is comprised of our clinical suite and applications for clinical research sites and patient engagement.

    - ***Veeva Clinical Data Management Suite (CDMS)*** helps sponsors and CROs design and run trials with tools to speed the build process and eliminate manual steps. This includes solutions for electronic data capture; aggregating, cleaning, and transforming clinical data; and randomization and trial supply management. ***Veeva Clinical Operations Suite*** offers applications such as ***Veeva Vault eTMF***, an electronic trial master file application, ***Veeva Vault CTMS*** for clinical trial management, and solutions for automating the flow of clinical trial information between sponsors, CROs, and clinical research sites and for better collaboration and faster clinical trials.

    - Our suite of applications for clinical research sites and patient engagement makes clinical trial participation easier for patients and streamlines study execution for research sites and trial sponsors. These offerings include applications that allow sites to maintain and access study documents electronically, to securely exchange information with sponsors and CROs, and to enable electronic processing of consents and assessments of clinical trial participants.

- ***Veeva Vault RIM*** is a suite of applications that provides fully integrated regulatory information management capabilities on a single cloud platform. These offerings include applications that enable life sciences companies to manage, track, and report product and registration information and to facilitate content planning, authoring, publishing, and archiving of regulatory submissions to healthcare authorities.

- ***Veeva Vault Safety*** is a suite of applications that unifies systems and processes to enable proactive patient safety. These offerings include applications that manage drug safety content as well as the intake, processing, and submission of adverse event data.

- ***Veeva Vault Quality*** is the life science industry's only unified suite of applications for managing quality content, processes, and training on a single cloud platform. Applications include solutions for managing quality content, harmonizing quality processes, and simplifying employee qualification. The unification of quality processes and systems increases operational efficiency, enables continuous improvement, and drives compliance.

Veeva Commercial Cloud is a product family comprised of software and data solutions built specifically for life sciences companies to more efficiently and effectively commercialize their products. Veeva Commercial Cloud includes solutions for the sales, medical affairs, and marketing functions of a life sciences company:

Our software offerings include:

- ***Veeva CRM*** suite enables customer-facing employees at pharmaceutical and biotechnology companies—including sales representatives and medical science liaisons—to manage, track, and optimize engagement with healthcare professionals with a single, integrated solution. In addition, we offer multichannel CRM applications that can enhance and extend our core Veeva CRM and Medical CRM products, providing customers with an end-to-end solution across all key channels, including face-to-face, email, and virtual engagement, live and virtual enterprise events, and field collaboration, all of which support the life sciences industry's unique commercial business processes and regulatory compliance requirements with highly specialized functionality.

- *Veeva Vault PromoMats* is an end-to-end content and digital asset management (DAM) solution through which life sciences companies can collaborate, review, distribute, and update commercial content and manage assets.

- *Veeva Vault Medical* provides a single, validated source of medical content across multiple channels and geographies with capabilities for medical affairs teams to centralize medical inquiries and content.

- *Veeva Crossix* provides pharmaceutical brands a best-in-class analytics platform to maximize media investments and drive greater marketing effectiveness.

Our data offerings include:

- *Veeva OpenData* is customer reference data. This includes demographic information, license information and status, specialty information, affiliations, and other key data about healthcare providers (HCP) and organizations that is crucial to customer engagement and compliance.

- *Veeva Link* data applications are built on a modern data platform that combines intelligent software automation with human curation to ensure accuracy and depth. This allows Link to generate real-time intelligence across a growing number of areas, including key people, publications, conferences, and digital engagement.

- *Veeva Compass* includes de-identified, longitudinal patient data for the U.S. for a wide range of commercial use cases, including launch planning, patient and HCP segmentation and targeting, and patient journey analytics.

Our Cloud Solutions for the Consumer Products and Chemical (CP&C) Industries

Our initial applications for customers outside of life sciences address specific content and data management processes within the CP&C industries. *Veeva QualityOne* is a robust quality management, document management, and training solution. *Veeva RegulatoryOne* helps companies manage regulatory submission content. *Veeva Claims* addresses the end-to-end product and marketing claims management process.

Veeva Business Consulting

We offer Veeva Business Consulting services through dedicated teams that are distinct from our professional services and support organization. Veeva Business Consulting provides strategic consulting services and solutions that are often enabled by our unique industry-wide perspective and proprietary data. Engagements typically focus on a particular customer success initiative, strategic analysis, or business process change like commercial strategy, digital engagement, commercial content management, field optimization, and commercial insights and analytics.

Professional Services and Support

We offer professional services to help customers maximize the value of our solutions. Our service teams possess industry expertise, project management capabilities, and deep technical acumen that we believe our customers highly value. Our professional services teams work with our systems integrator partners to deliver projects. We offer the following professional services:

- implementation and deployment planning and project management;

- requirements analysis, solution design and configuration;

- systems environment management and deployment services;

- services focused on advancing or transforming business and operating processes related to Veeva solutions;

- technical consulting services related to data migration and systems integrations;

- training on our solutions; and

- ongoing managed services, such as outsourced systems administration.

We organize our professional services teams by specific expertise so that they can provide advice and support for best industry practices in the research and development and commercial departments of our customers.

Our global systems integrator partners also deliver implementation and selected support services to customers who wish to utilize them. Our systems integrator partners include Accenture, Cognizant, Tata Consultancy Services (TCS), and other life sciences specialty firms.

Our Customers

As of January 31, 2023, we served 1,388 customers. For an explanation of how we define current customers, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations." We deliver solutions to companies throughout the life sciences industry, including pharmaceutical, biotechnology, and medical device companies, contract sales organizations, and contract research organizations.

Our life sciences customers range from the largest global pharmaceutical and biotechnology companies such as Bayer AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck Sharp & Dohme Corp., and Novartis Pharma AG, to emerging growth pharmaceutical and biotechnology companies, including Alkermes Inc., Alnylam Pharmaceuticals, Inc., bluebird bio, Inc., Idorsia Pharmaceuticals Ltd, and Moderna Therapeutics Inc. We also deliver solutions to companies in the CP&C industries.

Our Human Capital Resources

As of January 31, 2023, we had 6,744 employees worldwide, up by 1,262 from the previous year. Our employees in the United States are not represented by a labor union; however, in certain foreign locations, local workers' councils represent our employees. We have not experienced any work stoppages, and we consider our relations with our employees to be very good.

Our workforce is diverse in many respects. As of January 31, 2023, 44% of our global employee population self-identified as female and approximately 39% of our U.S. workforce self-identified as members of underrepresented racial or ethnic groups. We define underrepresented racial or ethnic groups as those comprising individuals who identify as American Indian, Alaska Native, Asian, Black, African American, Hispanic, Latino, Hawaiian, Pacific Islander, or two or more races.

We use a combination of base salary and equity to compensate our employees. We also offer a range of benefits to our employees, including comprehensive healthcare and other wellness programs. We believe our compensation and benefits programs are competitive.

While we experience intense competition for talent, we believe we have been effective at attracting and retaining talented employees.

Research and Development

Our R&D organization is responsible for the design, development, and testing of our solutions and applications. Based on customer feedback and needs, we focus our efforts on developing new solutions functionality, applications, and core technologies and further enhancing the usability, functionality, reliability, performance, and flexibility of existing solutions and applications.

Sales and Marketing

We sell our solutions through our direct sales organization. In large life sciences companies, the R&D and commercial business functions commonly have separate technology and business decision makers. Accordingly, we market and sell our solutions to align with the distinct characteristics of those decision makers. We have distinct R&D and commercial sales teams, which we further segment to focus on selling to large global life sciences companies and smaller life sciences companies. We also have a distinct sales team for our sales efforts to companies in the CP&C industries.

Technology Infrastructure and Operations

Our products are hosted in data centers located in the United States, the United Kingdom, the European Union, Japan, and South Korea. Our products used only within China are hosted in data centers located in China. We utilize third parties to provide our computing infrastructure and manage the infrastructure on which our solutions operate. For example, for Veeva CRM and certain of our multichannel CRM applications, we currently utilize the hosting infrastructure provided by Salesforce, Inc. For our Veeva Vault applications and certain other Veeva Commercial Cloud applications, we utilize Amazon Web Services.

Our infrastructure providers employ advanced measures to ensure physical integrity and security, including redundant power and cooling systems, fire and flood prevention mechanisms, continual security coverage, biometric readers at entry points and anonymous exteriors. We also implement various disaster recovery measures such that data loss would be minimized in the event of a single data center disaster. We architect our solutions using redundant configurations to minimize service interruptions. We continually monitor our solutions for any sign of failure or pending failure, and we take preemptive action to attempt to minimize or prevent downtime.

Our technology is based on multitenant architectures that apply common, consistent management practices for all customers using our solutions. We enable multiple customers to share the same version of our solutions while securely partitioning their respective data. Portions of our multichannel customer relationship management applications currently utilize the Salesforce platform of Salesforce, Inc. Our Veeva Vault applications and portions of our other Commercial Cloud applications are built upon our own proprietary platforms. We recently announced that we intend to migrate our applications built on the Salesforce platform to our own Veeva Vault platform. Certain of our other applications rely on technology platforms provided by Amazon Web Services. For example, our commercial data warehouse application utilizes Amazon Redshift and our digital engagement application utilizes Zoom.

Quality and Compliance Program

Veeva maintains a quality management system certified to ISO9001 to ensure process controls conform to established industry standards for our cloud software offerings that are subject to good practice regulations for the life sciences industry. Robust audit trail tracking, compliant electronic signature capture, data encryption, and secure access controls are required for these software offerings, and they must be thoroughly tested for compliance with applicable life sciences industry regulations, which include:

Regulation	Regulation Description
21 CFR 820.75	U.S. FDA device regulation on system validation
21 CFR 211.68	U.S. FDA pharma GMP regulation on system validation
21 CFR 11	U.S. FDA requirement for maintenance of electronic records
EU Annex 11	EU Good Manufacturing Processes (GMP) requirement for maintenance of electronic records
21 CFR 203	Drug sample tracking as required by the Prescription Drug Marketing Act
PFSB Notification, No. 0401022 (Japan)	Use of Electromagnetic Records and Electronic Signatures for Approval of, or License for, Drugs
OECD No. 17	Application of Good Laboratory Practice (GLP) Principles to Computerised Systems
ICH E6(R2)	Good Clinical Practice (GCP) Validation Principles

Security Program

Veeva maintains an information security management system certified to ISO 27001 and managed by our Veeva security team to ensure security controls conform to established standards across both product and infrastructure components. Our solution undergoes internal vulnerability testing prior to release, and we employ third parties to perform penetration and vulnerability tests on our solutions on at least an annual basis. We also obtain independent third-party audit opinions related to security and availability annually, such as SOC 2 Type 2 reports and ISO 27001 attestation reports. We also require role-based security and security awareness training and have defined security incident response processes.

Privacy Program

Veeva maintains a global privacy program aligned to applicable laws such as the European Union's General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA), and the U.S. Health Insurance Portability and Accountability Act (HIPAA). We have a Chief Privacy Officer, who collaborates with our Chief Information Security Officer and business and product leaders throughout our organization. Veeva maintains an active EU-U.S. Privacy Shield certification and a Swiss-U.S. Privacy Shield certification; however, we currently rely on the EU Standard Contractual Clauses as our alternative legal data transfer mechanism. Veeva is also registered as a data broker as required by the California Attorney General. In addition, Veeva maintains privacy policies and procedures and role-based privacy awareness training. For more information about our privacy practices, please visit veeva.com/privacy.

Competition

The markets for our solutions are global, rapidly evolving, highly competitive, and subject to changing regulations, advancing technology, and shifting customer needs. In new sales cycles, we generally compete with other cloud-based solutions from providers that make applications geared toward the life sciences industry. The principal such competitor for our Veeva Commercial Cloud applications is IQVIA Holdings Inc., which offers a CRM application built on the Salesforce platform, various data products, and other applications that compete with our products. Our data and data analytics products, including Veeva OpenData, Veeva Link, Veeva Crossix, and Veeva Compass, compete with IQVIA, Ipsos Group S.A., Definitive Health Corp., and smaller data and data analytics providers. No single vendor offers products that compete with all of our Veeva Vault applications, but IQVIA, Dassault Systèmes, OpenText Corporation, Oracle Corporation, Honeywell International Inc., and other smaller application providers offer applications that compete with certain of our Veeva Vault applications.

Our Commercial Cloud and Development Cloud application suites also compete to replace client server-based legacy solutions offered by companies such as Oracle, Microsoft Corporation, and other smaller application providers. Our customers may also choose to use cloud-based applications or platforms that are not life sciences specific—such as Salesforce, Inc., Box, Inc., Amazon Web Services, or Microsoft—for certain of the functions our applications provide.

We sell certain of our Veeva Vault applications to companies outside the life sciences industry. In this segment of our business, we compete with solutions such as those offered by OpenText, Microsoft, Honeywell, EtQ Management Consultants, LLC, Oracle, and Box, and custom-built software developed by third-party vendors or in-house by our potential customers.

Our business consulting and professional services offerings compete with a range of professional services firms.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business recognition, larger intellectual property portfolios, and agreements with a broader set of system integrators and other partners. We expect competition to intensify in the future, and we may face competition from new market entrants as well.

We believe the principal competitive factors in our market include the following:

- level of customer satisfaction;

- regulatory compliance verification and functionality;

- domain expertise with respect to life sciences;

- ease of deployment and use of solutions and applications;

- breadth and depth of solution and application functionality;

- brand awareness and reputation;

- modern and adaptive technology platform;

- capability for customization, configurability, integration, security, scalability and reliability of applications;

- total cost of ownership;

- ability to innovate and respond to customer needs rapidly;

- size of customer base and level of user adoption;

- ability to secure the rights to load and process third party proprietary data licensed by customers; and

- ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we generally compete favorably on the basis of these factors.

Intellectual Property

We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We have developed a process for seeking patent protection for our technology innovations. The table below provides a summary of our issued patents and pending patent applications as of January 31, 2023:

Issued U.S. patents (expiring between May 2027 and January 2039)	59
Issued international patents (expiring between April 2025 and June 2037)	13
U.S. and international pending patent applications	65

Our patents and patent applications cover technology within our Veeva Development Cloud and Veeva Commercial Cloud product families. We plan to continue expanding our patent portfolio. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on our intellectual property rights, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new features and functionality and frequent enhancements to our applications are essential to establishing and maintaining our technology leadership position as a provider of technology solutions to the life sciences industry.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our application. Policing unauthorized use of our technology and intellectual property rights is difficult, and protection of our rights through civil enforcement mechanisms may be expensive and time consuming.

Companies in our industry, as well as non-practicing entities, often own a number of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. We are currently engaged in legal proceedings with competitors in which the competitors are asserting trade secret misappropriation and other claims, and we may face new allegations in the future that we have infringed the patents, trademarks, copyrights, trade secrets, and other intellectual property rights of other competitors or non-practicing entities. We expect that we and others in our industry will continue to be subject to third-party infringement claims by competitors as the functionality of applications in different industry segments overlaps, and by non-practicing entities. Any of these third parties might make a claim of infringement against us at any time. For example, see the description of our current litigations in note 14 of the notes to our consolidated financial statements.

Corporate Information

Our website address is http://www.veeva.com. Information contained on our website is not incorporated by reference into this Form 10-K, and you should not consider information contained on our website to be part of this Form 10-K or in deciding whether to purchase shares of our Class A common stock. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investors portion of our website at http://ir.veeva.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS.

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," together with all of the other information in this report, including our consolidated financial statements and related notes, before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline and you could lose part or all of your investment.

Summary of Risk Factors

The below is a summary of principal risks to our business and risks associated with ownership of our stock. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this report for a more complete discussion of the risks listed below and other risks.

- If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce or stop the use of our solutions, and we may incur significant liabilities.

- The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

- If our newer solutions are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

- Our revenues are relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could cause our revenues to decline.

- Our plans to migrate our CRM applications from the Salesforce platform to our own Veeva Vault platform could cause business disruptions for customers, lead to the loss of our customers to competitors, and adversely affect our operating results.

- Nearly all of our revenues are generated by sales to customers in the life sciences industry, and factors that adversely affect this industry could also adversely affect us.

- We expect our longer-term revenue growth rates to decline in future periods and, as our costs increase, we may not be able to sustain the same level of profitability we have achieved in the past.

- Unique and uncertain macroeconomic and geopolitical factors, including as a result of worldwide inflationary pressures and rising interest rates, volatility in the financial sector, concerns about a possible domestic or global recession, currency exchange fluctuations and the Russian invasion of Ukraine may cause instability and volatility in the global financial markets and disruptions within the life sciences industry that may negatively impact our business, our financial results, and our stock price.

- Difficulty attracting and retaining highly skilled employees could adversely affect our business and efforts to attract and retain such employees may increase our expenses.

- If the third-party providers of healthcare professional and healthcare organization data and prescription drug sales data, such as IQVIA for instance, do not allow our customers to upload and use such data in our solutions, the demand for our solutions may decrease, and our business may be negatively impacted.

- We rely on third-party providers for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our cloud solutions, and any disruption in the services provided by them could adversely affect our business and subject us to liability.

- We are currently being sued by third parties for alleged misappropriation of trade secrets. We may suffer damages, which could be significant, or other harm from these lawsuits and we may be sued for infringement or misappropriation of third-party intellectual property in the future.

- Our status as a PBC may not result in the benefits that we anticipate, requires our directors to balance the interest of stockholders with other interests, and may subject us to legal uncertainty and other risks.

- Until its expiration on October 15, 2023, the dual-class structure of our common stock has the effect of concentrating voting control with certain individuals and their affiliates, which will limit or preclude the ability of our investors to influence corporate matters.

Risks Related to Our Business

If our security measures are breached or compromised or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce or stop their use of our solutions, and we may incur significant liabilities.

Our solutions involve the storage and transmission of our customers' proprietary information (including personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, and sensitive proprietary data related to the clinical trial, regulatory submission and sales and marketing processes for medical treatments), personal information of medical professionals, personal information (which may include personal health information) of patients and clinical trial participants, and other sensitive information. For example, Veeva Crossix processes third-party health and non-health data for U.S. patients. Additionally, we maintain and process other confidential, proprietary, and sensitive business information, including personal information relating to our employees and contractors and confidential information relating to our solutions and business.

Unauthorized access or other security breaches or incidents, as a result of third-party action (e.g., cyber-attacks, or the introduction into our networks or systems of ransomware or other malware), employee or contractor error or malfeasance, product defect, or otherwise, could result in the loss of information, inappropriate access to or use, unavailability, modification, destruction, or other processing of information, loss of intellectual property, service interruption, service degradation, outages, service level credits, claims, demands, litigation, regulatory investigations and other proceedings, indemnity obligations, damage to our reputation, and other liability. It is possible that our risk of cyber-attack and other sources of security breaches and incidents may be elevated as a result of Russia's invasion of Ukraine due to an increase in cyber-attack attempts on us, our customers, our partners, or our technology infrastructure providers.

While we maintain and continue to improve our security measures, we may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and are becoming increasingly sophisticated and complex, and generally are not identified until they are launched against a target. Moreover, our efforts to detect, prevent, and remediate known or unknown security vulnerabilities, including those arising from third-party hardware or software in our supply chain, may be insufficient to prevent security breaches or incidents resulting from such vulnerabilities, and may result in additional direct or indirect costs and liabilities and time of management and technical personnel. We may be required to expend significant capital and financial resources to protect against the foregoing threats and to alleviate problems caused by actual or perceived security breaches or incidents. Additionally, we and our service providers may face difficulties or delays in identifying, remediating, and otherwise responding to any cybersecurity attack or other security breach or incident.

Any or all of these circumstances or issues, or the perception that any of them have occurred or are present (including any actual or perceived cyberattacks or other security breaches or incidents), could adversely affect our ability to attract new customers, cause existing customers to elect to not renew their subscriptions, result in reputational damage and harm to our market position, or subject us to third-party claims, demands, and lawsuits, regulatory investigations, proceedings, fines, and penalties, mandatory notifications and disclosures, or other action or liability, which could adversely affect our operating results and financial condition. Our insurance may not be adequate to cover losses associated with such events, and such insurance may not cover all of the types of costs, expenses, and losses we could incur to respond to and remediate a security breach or incident.

The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

The markets for our solutions are highly competitive. In new sales cycles within our largest product categories, we generally compete with other cloud-based solutions from providers that make applications geared toward the life sciences industry. The principal such competitor for our Commercial Solutions is IQVIA Holdings Inc., which offers a CRM application built on the Salesforce platform, various data products, and other applications that compete with our products. Our data and data analytics products, including Veeva OpenData, Veeva Link, Veeva Crossix, and Veeva Compass, compete with IQVIA, Ipsos Group S.A., Definitive Health Corp., and smaller data and data analytics providers. IQVIA, Dassault Systèmes, OpenText Corporation, Oracle Corporation, Honeywell International Inc., and other smaller application providers offer applications that compete with certain of our Veeva R&D applications. Our Veeva Commercial Cloud and Veeva R&D applications also compete to replace client server-based legacy solutions offered by companies such as Oracle, Microsoft Corporation, and other smaller application providers. Our customers may also choose to use cloud-based applications or platforms that are not life sciences specific—such as Salesforce, Inc., Box.com, Amazon Web Services, or Microsoft—for certain of the functions our applications provide. Our business consulting and professional services offerings compete with a range of professional services firms, which include, at times, some of our partners. With the introduction of new technologies, we expect competition to intensify in the future, and we may face competition from new market entrants as well.

We recently announced plans to migrate our multichannel CRM applications from the Salesforce platform to our Veeva Vault platform, as discussed in more detail below, which could lead to customers choosing competitors that continue to use the Salesforce platform, or other CRM application providers, over us.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business recognition, larger intellectual property portfolios, and agreements with a broader set of system integrators and other partners. We also continue to be subject to litigation from our competitors. For example, as disclosed elsewhere in this report, we are in active litigation with IQVIA and Medidata. In addition, our competitors may offer price concessions, delayed payment terms, or other more favorable terms and conditions in light of the recent macroeconomic environment.

If our competitors' products, services, or technologies become more accepted than our solutions, if they are successful in bringing their products or services to market earlier than we are, if their products or services are more technologically capable than ours, or if customers replace our solutions with custom-built software, then our revenues could be adversely affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business. For all of these reasons, we may not be able to compete favorably against our current and future competitors.

If our newer solutions are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

Our continued growth and profitability will depend on our ability to successfully develop and sell new solutions. It is uncertain whether these newer solutions will continue to grow as a percentage of revenues at a pace significant enough to support our expected overall growth. For example, we have limited experience selling our Veeva Compass offering for longitudinal patient data, and our MyVeeva for Patients solution that enables remote patient interactions for clinical trials. Also, as discussed in more detail below, we recently announced plans to migrate our multichannel CRM applications from the Salesforce platform to our Veeva Vault platform. We cannot be certain that we will be successful with respect to newer solutions and markets. It may take us significant time, and we may incur significant expense, to effectively market and sell these solutions, develop other new solutions, or make enhancements to our existing solutions. If our newer solutions do not continue to gain traction in the market, or other solutions that we may develop and introduce in the future do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results will be adversely affected.

Our revenues are relatively concentrated within a small number of key customers, and the loss of one or more of such key customers, or their failure to renew or expand user subscriptions, could slow the growth rate of our revenues or cause our revenues to decline.

In our fiscal years ended January 31, 2023, 2022, and 2021, our top 10 customers accounted for 29%, 31%, and 36% of our total revenues, respectively. We rely on our reputation and recommendations from key customers in order to promote our solutions to potential customers, which we call "reference selling." The loss of any of our key customers, or a failure of one or more of them to renew or expand user subscriptions for some or all our products, could have a significant impact on the growth rate of our revenues, our reputation, and our ability to obtain new customers. In the event of an acquisition of one of our customers or a business combination between two of our customers, we have in the past and may in the future suffer reductions in user subscriptions or non-renewal of certain or all of their subscription orders. We are also likely to face increasing purchasing scrutiny at the renewal of large customer subscription orders, which may result in reductions in user subscriptions or increased pricing pressure. The business impact of any of these negative events could be particularly pronounced with respect to our largest customers.

Defects or disruptions in our solutions could result in diminished demand for our solutions, a reduction in our revenues, and subject us to substantial liability.

We have from time to time found defects in our solutions, and new defects may be detected in the future. In addition, we have experienced, and may in the future experience, service disruptions, degradations, outages, and other performance problems. These types of problems may be caused by a variety of factors, including human or software errors, viruses, cyber-attacks, fraud, spikes in customer usage, problems associated with our third-party computing infrastructure and network providers, infrastructure changes, and denial of service issues. Service disruptions may result from errors we make in delivering, configuring, or hosting our solutions, or designing, installing, expanding, or maintaining our computing infrastructure. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It is also possible that such problems could result in losses of customer data.

Since our customers use our solutions for important aspects of their business, any errors, defects, disruptions, service degradations, or other performance problems with our solutions, could hurt our reputation and may damage our customers' businesses. If that occurs, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, or make service credit claims, warranty claims, or other claims against us, and we could lose future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction of our revenues, an increase in our bad debt expense or in collection cycles for accounts receivable, or could require us to incur the expense of litigation or substantial liability.

Our plans to migrate our CRM applications from the Salesforce platform to our own Veeva Vault platform could cause business disruptions for customers, lead to the loss of our customers to competitors, and adversely affect our operating results.

We currently depend on the Salesforce platform to deliver our multichannel CRM applications, but we recently announced plans to migrate those applications to our Veeva Vault platform. We also recently announced that we do not intend to renew our agreement with Salesforce, Inc. for use of the Salesforce platform. We currently intend to make our CRM applications available on the Veeva Vault platform in 2024 for early adopters and in 2025 for all customers, but we may not be successful in achieving this timeline. All existing CRM customers will be required to migrate to the Veeva Vault platform by September 1, 2030. The migration of our

CRM applications and the migration of existing customers will require time and expense, which may be significant. These migration processes are complex and we cannot be certain that we will be successful or that the Veeva Vault platform will be ready for migration on our intended timeline or the timeline necessary to support our customers. Further, some existing customers may decide not to migrate to the Veeva Vault platform and may decide to use a different CRM solution. During the migration period, there may be disruptions in our services or other migration-related problems, whether or not such incidents are our fault, that could subject us to liability or harm our reputation. If we are unsuccessful migrating our multichannel CRM applications to the Veeva Vault platform, encounter disruptions or other problems in the migration process, or our customers do not migrate to the Veeva Vault platform in a timely manner, or at all, our business, operating results and brand could be materially and adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable investment of resources. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Our sales process entails planning discussions with prospective customers, analyzing their existing solutions, and identifying how these potential customers could use and benefit from our solutions. The sales cycle for a new customer, from the time of prospect qualification to the completion of the first sale, may span 12 months or longer. Sales cycles for our newer applications or in newer markets or industries are also lengthy and difficult to predict. We spend substantial time, effort, and expense in our sales efforts without any assurance that our efforts will result in the sale of our solutions. In addition, our sales cycle can vary substantially from customer to customer because of various factors, including the discretionary nature of potential customers' purchasing and budget decisions, the macroeconomic and regulatory environments, the availability of funding in the life sciences industry, the announcement or planned introduction of new solutions by us or our competitors, and the purchasing approval processes of potential customers. For example, since the quarter ended July 31, 2022, we have experienced increased project scrutiny for certain potential projects, which may continue for the foreseeable future. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

In our fiscal year ended January 31, 2023, customers outside North America accounted for approximately 42% of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. We have limited operating experience in some international markets, and we cannot assure you that our expansion efforts into additional international markets will be successful. Our experience in the United States and other international markets in which we already have a presence may not be relevant to our ability to expand in other markets. Our international expansion efforts may not be successful in creating further demand for our solutions outside of the United States or in effectively selling our solutions in the international markets we enter.

The risks we face in doing business internationally that could adversely affect our business include:

- the need and expense to localize and adapt our solutions for specific countries, including translation into foreign languages, and ensuring that our solutions enable our customers to comply with local laws and regulations;

- data privacy and data sovereignty laws which require that customer data be stored and processed in a designated territory;

- difficulties in staffing and managing foreign operations;

- different pricing environments, longer sales cycles and longer accounts receivable payment cycles, and collections issues;

- new and different sources of competition;

- weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

- laws and business practices favoring local competitors;

- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including those related to employment, tax, privacy and data protection, anti-bribery, and environmental, social and governance matters;

- increased financial accounting and reporting burdens and complexities;

- difficulties in repatriating funds without adverse tax consequences or restrictions on the transfer of funds more generally, including as a result of sanctions arising from the Russian invasion of Ukraine, which may limit our ability to receive payment from Russian banks;

- adverse tax consequences, including the potential for required withholding taxes;

- fluctuations in the exchange rates of foreign currency in which our foreign revenues or expenses may be denominated;

- changes in diplomatic relations and trade policy, including the status of relations between the United States and other countries, including China, Russia, or Belarus, and the implementation of or changes to trade sanctions, tariffs, and embargoes, including if the United States and other countries were to impose more significant general sanctions against Russia or Belarus in response to the continuing conflict in Ukraine, which could ban the use of our products by companies or users in Russia or Belarus;

- public health crises, such as epidemics and pandemics, including COVID-19; and

- unstable regional and economic political conditions or war in the markets in which we operate, including as a result of the Russian invasion of Ukraine.

We do not currently have locations or employees in Russia, we have discontinued Belarus operations, and our revenues from sales to Russian and Belarus entities is limited. However, some of our customers, particularly large multinational companies, have users of our products in Russia and the affected areas. For example, certain customers have recently reduced their number of end users in Ukraine. If the conflict continues or worsens and customers further curtail or discontinue their operations in Ukraine, Russia or Belarus, we may lose sales and our results of operations could be negatively impacted.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks, which could adversely affect our business.

Difficulty attracting and retaining highly skilled employees could adversely affect our business and efforts to attract and retain such employees may increase our expenses.

To execute our growth plan, we must attract and retain highly skilled employees. Competition for such employees and potential employees is intense. We have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with the appropriate level of qualifications, and we also have experienced, and expect to continue to experience, intense recruitment of our employees by competitors and other technology companies.

Further, it takes time for newly hired employees to become productive. With respect to sales professionals, for instance, even if we are successful in attracting highly qualified personnel, it may take six to nine months or longer before they are fully trained and productive.

Many of the companies with which we compete for experienced employees have greater resources than we have and may offer compensation packages that are perceived to be better than ours. For example, we offer equity awards to a substantial majority of our job candidates and existing employees as part of their overall compensation package. If the perceived value of our equity awards declines, including as a result of prolonged declines in the market price of our Class A common stock or changes in perception about our future prospects, it may adversely affect our ability to recruit and retain highly skilled employees. Additionally, changes in our compensation structure may be negatively received by employees and result in attrition or cause difficulty in the recruiting process. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be adversely affected.

In light of the worldwide labor market conditions and inflationary pressure, our global compensation increases in connection with our annual compensation review process, which took place in our fiscal quarter ended April 30, 2022, were higher than previous years, which has increased our expenses.

Additionally, we have adopted a permanent "Work Anywhere" policy, which generally gives employees the flexibility to work in an office or at home on any given day, with certain job-specific restrictions. While we believe this program is beneficial to our business, we have limited experience with the program. We may find it challenging to maintain the same level of employee productivity, foster collaboration, and maintain the beneficial aspects of our culture, and any such failures could negatively affect our future success, including our ability to attract and retain highly qualified employees and to achieve our business objectives.

Catastrophic events could disrupt our business and adversely affect our operating results.

Our corporate headquarters are located in Pleasanton, California and our primary third-party hosted computing infrastructure is located in the United States, the European Union, Japan, and South Korea. The west coast of the United States, Japan, and South Korea each contain active earthquake zones. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or catastrophic event such as an actual or threatened public health emergency (e.g., COVID-19), fire, extreme weather event, power loss, telecommunications failure, cyber-attack, war (including the Russian invasion of Ukraine), or terrorist attack, we may be unable to continue our operations at full capacity or at all and may experience system interruptions, reputational harm, delays in our solution development, lengthy interruptions in our services, breaches of data security, loss of key employees, and loss of critical data, all of which could have an adverse effect on our future operating results.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

We have in the past acquired and may in the future seek to acquire or invest in businesses, solutions, or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are completed.

We have limited experience in acquiring other businesses. We may not be able to successfully integrate the acquired personnel, operations, and technologies or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- costs, liabilities, or accounting charges associated with the acquisition;

- difficulty integrating the privacy, data security, and accounting systems, operations, and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto our solutions and contract terms, including due to disparities in the revenue, licensing, support, or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- problems arising from differences in applicable accounting standards or practices of the acquired business (for instance, non-U.S. businesses may not be accustomed to preparing their financial statements in accordance with U.S. GAAP) or difficulty identifying and correcting deficiencies in the internal controls over financial reporting of the acquired business;

- adverse effects to business relationships with our existing business partners and customers as a result of the acquisition;

- difficulty in retaining key personnel of the acquired business;

- use of substantial portions of our available cash to consummate the acquisition;

- use of resources that are needed in other parts of our business;

- significant changes beyond our control to the worldwide economic environment that could negatively impact our underlying assumptions and expectations for performance of the acquired business; and

- the possibility of investigation by, or the failure to obtain required approvals from, governmental authorities on a timely basis, if at all, under various regulatory schemes, including competition laws, which could, among other things, delay or prevent us from completing a transaction, subject the transaction to divestiture after the fact, or otherwise restrict our ability to realize the expected financial or strategic goals of the acquisition.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer.

Moreover, a significant portion of the purchase price of companies we acquire may be allocated to acquired intangible assets and goodwill, which we must assess for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions may also result in purchase accounting adjustments, write-offs or restructuring charges, which may negatively affect our results.

Our core Veeva CRM application has achieved substantial market penetration of pharmaceutical and biotechnology companies. If our efforts to sustain or further increase the use and adoption of our core CRM application do not succeed, the growth of our Commercial Solutions revenues may be negatively impacted.

In our fiscal year ended January 31, 2023, we derived approximately 55% of our subscription services revenues and approximately 52% of our total revenues from our Commercial Solutions. In our fiscal quarter ended January 31, 2023, we derived approximately 53% of our subscription services revenues and approximately 51% of our total revenues from our Commercial Solutions. A significant percentage of our Commercial Solutions subscription services revenues are derived from subscriptions for our core CRM application, and we have realized substantial sales penetration among pharmaceutical and biotechnology companies for our core Veeva CRM application. If we are not able to sell additional user subscriptions for our core CRM application, if we fail to renew existing subscriptions for our core CRM application, or if subscription levels for our core CRM application are reduced at renewal (as a result of reductions in sales representatives that use our solutions, change in demand for our solutions, or for other reasons), the growth of our Commercial Solutions revenues may be negatively impacted. In the quarter ended October 31, 2020, we disclosed that we expected life sciences companies to reduce the number of sales representatives that they employ by roughly 10%. While the majority of these reductions were completed by the end of our fiscal year ended January 31, 2023, we expect additional reductions to take place through the end of our fiscal year ending January 31, 2024. Such reductions could negatively impact sales of Veeva CRM and certain of our other Commercial Solutions, but we cannot be certain of the timing or magnitude of such reductions.

Changes in our senior management team or other key personnel could have a negative effect on our ability to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team or other key personnel. In particular, our founder and Chief Executive Officer, Peter P. Gassner, is critical to our vision, strategic direction, culture, products, and technology. We do not maintain key-man insurance for Mr. Gassner or any other member of our senior management team. In our fiscal year ended January 31, 2023, in response to a competitive talent environment, we made significant awards to our senior management, other than Mr. Gassner, outside of our regular compensation program, but we cannot guarantee those awards will be sufficient to retain all of these individuals. In addition, in the past several years we have experienced changes to our senior leadership team. Such leadership transitions can be inherently difficult to manage, and an unsuccessful transition may cause disruption to our business. In addition, change in the senior management team may create uncertainty among investors and employees or candidates concerning Veeva's future direction and performance. Any disruption in our operations or uncertainty around our ability to execute could have an adverse effect on our business, financial condition, or results of operations.

Our business could be adversely affected if our customers are not satisfied with the professional or technical support services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our solutions and the professional services that are performed in connection with the implementation of our solutions, including training our customers' employees on our solutions. Professional services may be performed by us, by a third party, or by a combination of the two. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered, we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired, and the customer's dissatisfaction with our services could damage our ability to expand the number of solutions subscribed to by that customer. Moreover, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Once our solutions are deployed, our customers depend on our support organization to resolve technical issues relating to our solutions. We may be unable to sufficiently accommodate short-term increases in customer demand for technical support services to our customers' satisfaction. Increased customer demand for our technical support services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our solutions and business and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, and our business and operating results.

Our estimate of the market size for our solutions we have provided publicly may prove to be inaccurate, and even if the market size is accurate, we cannot assure you that our business will serve a significant portion of the market.

Our estimate of the market size for our solutions that we have provided publicly, sometimes referred to as total addressable market (TAM), is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. These estimates are, in part, based upon the size of the general application areas we target. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. For example, in order to address the entire TAM we have identified, we must continue to enhance and add functionality to our existing solutions and introduce new solutions. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

Risks Related to the Principal Industry We Serve

Nearly all of our revenues are generated by sales to customers in the life sciences industry, and factors that adversely affect this industry, including mergers within the life sciences industry or regulatory changes, could also adversely affect us.

Nearly all of our sales are to customers in the life sciences industry. Demand for our solutions could be affected by factors that affect the life sciences industry, including:

- *The changing regulatory environment of the life sciences industry*—Changes in regulations could negatively impact the business environment for our life sciences customers. Healthcare laws and regulations are rapidly evolving and may change significantly in the future. In particular, legislation or regulatory changes regarding the pricing of drugs and other healthcare treatments sold by life sciences companies, including the extent to which the U.S. government or other governments may establish or negotiate prescription drug prices, has continued to be a topic of discussion by political leaders and regulators in the United States and elsewhere. Significant changes in drug pricing policy or regulation could result in life sciences companies reducing the number of sales representatives that use our products or otherwise reduce demand for our products. For example, the recently enacted Inflation Reduction Act contains a number of significant drug pricing reforms, including provisions designed to limit the prices paid by Medicare for various prescription drugs. It is unclear at this time what, if any, impact this legislation will have on our business or our customers' businesses. We will continue to evaluate its impact.

- *Consolidation of companies within the life sciences industry*—Consolidation within the life sciences industry has accelerated in recent years, and this trend could continue. We have in the past, and may in the future, suffer reductions in user subscriptions or non-renewal of customer subscription orders due to industry consolidation. We may not be able to expand sales of our solutions and services to new customers enough to counteract any negative impact of company consolidation on our business. In addition, new companies that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or alternative solutions. As these companies consolidate, competition to provide solutions and services will become more intense and establishing relationships with large industry participants will become more important. These industry participants may also try to use their market power to negotiate price reductions for our solutions. If consolidation of our larger customers occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on revenue from the combined company to continue to achieve growth. In addition, if large life sciences companies merge, it would have the potential to reduce per-unit pricing for our solutions for the merged companies or to reduce demand for one or more of our solutions as a result of potential personnel reductions over time.

- *Changes in the funding environment and bankruptcies in the life sciences industry*—Our business depends on the overall economic health of our existing and prospective customers. The purchase of our solutions may involve a significant commitment of capital and other resources. In 2022, there was a reduction in funding for early-stage life sciences companies, which resulted in reduced sales and adversely affected our financial results for the fiscal year ended January 31, 2023 and may continue for the foreseeable future. Moreover, life sciences companies, and in particular early-stage companies with pre-commercial treatments in clinical trials, may ultimately be unsuccessful and may subsequently declare bankruptcy. If our customers declare bankruptcy or otherwise dissolve, they may terminate their agreements with us or we may not be able to recoup the full payment of fees owed to us. Certain of our customers or potential customers may also be negatively impacted by recent volatility in the financial sector (including the failure of Silicon Valley Bank) and may find access to debt and other financing more difficult as a result.

- *Changes in market conditions and practices within the life sciences industry*—The expiration of key patents, the implications of precision medicine treatments, changes in the practices of prescribing physicians and patients, changes with respect to payer relationships, the policies and preferences of healthcare professionals and healthcare organizations with respect to the sales and marketing efforts of life sciences companies, and changes in the regulation of the sales and marketing efforts and pricing practices of life sciences companies. Changes in public perception regarding the practices of the life sciences industry may result in political pressure to increase the regulation of life sciences companies in one or more of the areas described above, which may negatively impact demand for our solutions. Other factors could lead to a significant reduction in sales representatives that use our solutions or otherwise change the demand for our solutions. In the quarter ended October 31, 2020, we disclosed that we expected life sciences companies to reduce the number of sales representatives that they employ by roughly 10%. While the majority of these reductions were completed by the end of our fiscal year ended January 31, 2023, we expect additional reductions to take place through the end of our fiscal year ending January 31, 2024. Such reductions could negatively impact sales of our solutions, including Veeva CRM and certain of our other Commercial Solutions, but we cannot be certain of the timing or magnitude of such reductions. Further, decreased advertising budgets in the life sciences industry negatively impacted our Crossix business in the fiscal year ended January 31, 2023, and we may experience similar budget constraints in the foreseeable future.

- *Changes in geopolitical conditions that impact the life sciences industry, changes in the ability to sell healthcare treatments in certain locations, and the global availability of healthcare treatments provided by the life sciences companies to which we sell*—If economic or geopolitical conditions deteriorates, or the ability to market life sciences products or conduct clinical trials in key markets is disrupted, including as a result of the Russian invasion of Ukraine or resulting sanctions, or if the demand for life sciences products globally deteriorates for other reasons, our customers may delay or reduce their IT spending, particularly within the regions impacted by negative economic or geopolitical conditions. For example, it has been reported that a number of significant life sciences companies plan to scale back sales, operations, and investments in Russia, including curtailing sales and marketing and clinical trial activity in Russia. It is also possible that clinical trial activity may be disrupted or delayed in the regions near Ukraine as clinical trial sites deal with the healthcare impact of the Russian invasion of Ukraine.

Any of the above could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, slower adoption of new product offerings, and increased price competition. Accordingly, our operating results and our ability to efficiently provide our solutions to life sciences companies and to grow or maintain our customer base could be adversely affected as a result of these factors and others that affect the life sciences industry generally.

Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our customers use our solutions for business activities that are subject to a complex regime of global laws and regulations, including requirements for maintenance of electronic records and electronic signatures, requirements regarding drug sample tracking and distribution, requirements regarding system validations, requirements regarding processing of health data, and other laws and regulations. Our customers expect to be able to use our solutions in a manner that is compliant with the regulations to which they are subject. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly and include validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes.

In addition, many countries and self-regulatory bodies impose requirements regarding payments and transfers of value from life sciences companies to healthcare professionals. For example, our current and prospective customers may be required to comply with the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, and its implementing regulations (Sunshine Act). The Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians. Our solutions and services targeted at life sciences companies, including, for example, Veeva Digital Events, are used by our customers to assist with their reporting obligations under the Sunshine Act. If our solutions and services fail to assist our customers to meet such reporting obligations in a timely and accurate manner, demand for our solutions could decrease, which could adversely affect our business.

As we increase the number of products we offer and the number of countries in which we operate, the complexity of adjusting our solutions to comply with legal and regulatory changes will increase. If we are unable to effectively manage this increased complexity or if we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions, and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers. Furthermore, we have in the past and may in the future be subject to inspections or audits by government agencies or other regulatory bodies to verify our customers' compliance with applicable laws, regulations, or GxP principles.

Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which they use our solutions could result in investigations by regulatory authorities, fines, penalties, or claims for substantial damages against our customers that may, in turn, harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to investigations and lawsuits that, even if unsuccessful, could divert our resources and our management's attention and adversely affect our business and customer relationships, and our insurance coverage may not be sufficient to cover such claims against us.

Increasingly complex data protection and privacy regulations are burdensome, may reduce demand for our solutions, and non-compliance may impose significant liabilities.

Our customers use our solutions to collect, use, process, store, and disclose personal data regarding their employees, healthcare professionals, and patients. Patient data may include sensitive health data. In many countries, governmental bodies have adopted or may adopt laws and regulations regarding the collection, use, processing, storage, and disclosure of personal data, making compliance an increasingly complex task.

Under the European General Data Protection Regulation (GDPR), we act as a data controller for our data products and a data processor with respect to our software solutions. Since the European Court of Justice invalidated the EU-U.S. Privacy Shield Framework, we now rely on the EU Standard Contractual Clauses (SCCs), as updated, as well as our technical, contractual, and security measures, to ensure that our European customers have the appropriate legal mechanisms in place for their personal data to be accessed from within the United States. We are required to take steps to legitimize any personal data transfers impacted by these developments, and to engage in contract negotiations with third parties that aid in processing personal data on our behalf. We may be subject to increased costs of compliance and limitations on our service providers and us.

In the United States, the U.S. Department of Health and Human Services promulgated privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) that cover protected health information (PHI) by limiting use and disclosure and giving individuals the right to access, amend, and seek accounting of their PHI. Certain of our customers may be either business associates or covered entities under HIPAA, which means we must maintain a HIPAA compliance program. There is also the potential for the U.S. federal government to pass additional data privacy laws.

Several states have laws or have indicated an intention to enact laws imposing additional obligations and limitations on businesses that collect personal information and creating new privacy rights for individuals. For example, under the California Consumer Privacy Act (CCPA), as amended, we are generally considered a ''service provider'' for our software solutions and a ''business'' for our data and analytics products. Some of these laws and regulations also target certain types of marketing and advertising based on the use of personal information. Veeva Crossix, for instance, provides analytics derived from de-identified third-party health and consumer data on U.S. residents that life sciences companies use for measurement of their advertising objectives. These various laws, regulations, and legislative developments have potentially far-reaching consequences and may require us to modify our solutions and data management practices and incur substantial expense in order to comply.

There is also a trend toward countries enacting data localization obligations, cross-border data transfer restrictions, and other country specific privacy and security requirements which could be problematic to cloud software providers. For example, in 2021, China adopted the Personal Information Protection Law (PIPL), which, together with the Cybersecurity Law (CSL) and the Data Security Law (DSL), has required and will continue to require significant investment and resources to develop our position and provide compliant solutions for our customers.

Understanding and implementing country, industry, and customer specific requirements and certifications on top of our internationally recognized security certifications could require additional investment and management attention and may subject us to significant liabilities if we are unable to comply. Compliance with global laws, regulations, and customer demand relating to privacy, data protection, and cybersecurity has and will continue to require valuable management and employee time and resources, and any actual or perceived failure to comply with these laws and regulations could include severe penalties, reputational harm, and reduce demand for our solutions.

In addition to government regulations, privacy advocates and other key industry players have established and may establish various new, additional, or different policies or self-regulatory standards, such as the prohibition of third-party cookies and other identifiers in certain digital environments that may place additional burdens or resource constraints on us, limit our ability to collect and use certain data, and limit our ability to generate certain analytics. Our customers may expect us to meet voluntary certifications or adhere to other standards established by third parties. Moreover, the continuing evolution of these standards might cause confusion for our customers and may have an impact on the solutions we offer, including our data products. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business and operating results.

Customers expect that our solutions can be used in compliance with applicable data protection and data privacy laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business. Data protection authorities from around the world will from time to time review our products and services and their compliance with applicable laws and regulations. Failure to comply with such laws and regulations could lead to inspections, audits, regulatory investigations and other proceedings, significant fines, penalties, and other relief imposed by government agencies and regulatory bodies, and claims, demands, and litigation by our customers or third parties, which may result in substantial damages and other liabilities. All of these domestic and international legislative and regulatory initiatives could adversely affect our customers' ability or desire to collect, use, process, store, and disclose personal information and health data using our solutions, or to license data products from us, which could reduce demand for our solutions.

Risks Related to Our Reliance on Third Parties

If the third-party providers of healthcare professional and healthcare organization data and prescription drug sales data do not allow our customers to upload and use such data in our solutions, the demand for our solutions may decrease, and our business may be negatively impacted.

Many of our customers license healthcare professional and healthcare organization data and data regarding the sales of prescription drugs from third parties such as IQVIA. In order for our customers to upload such data to the Veeva CRM, Veeva Network Customer Master, Veeva Nitro, and other Veeva applications, such third-party data providers typically must consent to such uploads and often require that we enter into agreements regarding our obligations with respect to such data, which include confidentiality obligations and intellectual property rights with respect to such third-party data. We have experienced delays and difficulties in our negotiations with such third-party data providers in the past, and we expect to continue experiencing difficulties in the future. For instance, IQVIA currently will not consent that customers using its healthcare professional or healthcare organization data may upload such data to Veeva Network Customer Master and this has negatively affected sales and customer adoption of Veeva Network Customer Master. To date, IQVIA has also restricted customers from uploading any of its data to Veeva Nitro, and has denied use of its data with certain other Veeva applications and for certain other use cases. In addition, IQVIA has stated publicly that it will deny all customer requests for use of new IQVIA data types in Veeva applications, including, as examples, real world data, real world evidence, and genomics. Similarly, sales and customer adoption of Veeva OpenData has been negatively impacted by certain restrictions on the use of IQVIA data during customer transitions from IQVIA data to Veeva OpenData. If third-party data providers, particularly IQVIA, do not consent to the uploading and use of their data in our solutions, delay consent, or fail to offer reasonable conditions for the upload and use of their data in our solutions, our sales efforts, solution implementations, and productive use of our solutions by customers, which have been harmed by such actions in the past, may continue to be harmed. Restrictions on the ability of our customers to use third-party data in our solutions may also decrease demand for our solutions or may cause customers to consider purchasing solutions that are not subject to the same restrictions. If these third-party data limitations persist, our business may be negatively impacted.

We rely on third-party providers—including Salesforce, Inc. and Amazon Web Services—for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our cloud solutions. Any disruption in the services provided by such third-party providers could adversely affect our business and subject us to liability.

Our solutions are hosted from and use computing infrastructure provided by third parties. We utilize Amazon Web Services with respect to applications built on the Veeva Vault platform. Our Veeva CRM application (and certain of our multichannel CRM applications) are built on a platform provided by Salesforce, Inc. that utilizes hosting and computing infrastructure provided by Salesforce, Inc. However, as discussed in more detail above, we intend to migrate our applications built on the Salesforce platform to our Veeva Vault platform. We also utilize other computing infrastructure service providers to a lesser extent.

We do not own or control the operation of the third-party facilities or equipment used to provide the services described above. Our computing infrastructure service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transition to a new provider and we may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to us. Moreover, any financial difficulties, such as bankruptcy, faced by such service providers may have negative effects on our business, the nature and extent of which are difficult to predict. Since we cannot easily switch computing infrastructure service providers, any disruption with respect to our current providers would impact our operations and our business could be adversely impacted.

Problems faced by our computing infrastructure service providers could adversely affect the experience of our customers. For example, Salesforce, Inc. and Amazon Web Services have experienced significant service outages in the past and may do so again in the future. Additionally, our failure to manage or react to an increase in customer demand could have an adverse effect on our business. A rapid expansion of our business or an increase in customer demand could affect our service levels or cause our systems to fail. Our agreements with third-party computing infrastructure service providers may not entitle us to corresponding service level credits to those we offer to our customers. Any changes in third-party service levels at our computing infrastructure service providers or any related disruptions or performance problems with our solutions could result in lengthy interruptions in our services, damage our customers' stored files, or result in potential losses of customer data, any of which could adversely affect our reputation. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to service level credit claims and potential liability, or adversely affect our renewal rates.

We are currently dependent upon Salesforce, Inc's. platform for our multichannel CRM applications, and we are bound by the restrictions of our agreement with Salesforce, Inc., which limits the markets to which we may sell our Veeva CRM solution.

Our Veeva CRM application, and certain portions of the multichannel CRM applications that complement our Veeva CRM application, utilize the Salesforce platform of Salesforce, Inc., and we are currently dependent upon the Salesforce platform to deliver our CRM application.

However, we recently announced our intent to migrate our applications built on the Salesforce platform to our Veeva Vault platform and we do not intend to renew our agreement with Salesforce, Inc. when the current term expires on September 1, 2025. Pursuant to the terms of our agreement, during the wind-down period from September 1, 2025 to September 1, 2030, we may not sell applications that utilize the Salesforce platform to new customers and our sales of applications that utilize the Salesforce platform to a customer existing at September 1, 2025 may not exceed 150% of the seats in use by each such customer as of September 1, 2025. After September 1, 2030, we will not be able to sell applications that utilize the Salesforce platform to any customers.

Through the expiration of the wind-down period, our agreement with Salesforce, Inc. provides that we can use the Salesforce platform as combined with our proprietary Veeva CRM application to sell sales automation solutions only to drug makers in the pharmaceutical and biotechnology industries for human and animal treatments, which does not include the medical device industry or products for non-drug departments of pharmaceutical and biotechnology companies. Sales of the Salesforce platform in combination with our Veeva CRM application to additional industries would require the review and approval of Salesforce, Inc. Our inability to freely sell our Veeva CRM application using the Salesforce platform outside of drug makers in the pharmaceutical and biotechnology industries may adversely impact our growth. Salesforce, Inc. also has the right to terminate the agreement early in certain circumstances, including in the event of a material breach of the agreement by us, or if Salesforce, Inc. is subjected to third-party intellectual property infringement claims based on our solutions (except to the extent based on the Salesforce platform) or our trademarks and we do not remedy such infringement in accordance with the agreement. Also, if we are acquired by specified companies, Salesforce, Inc. may terminate the agreement upon notice of not less than 12 months.

For the period through September 1, 2025, our existing agreement provides that Salesforce, Inc., subject to certain exceptions including pre-existing arrangements, will not position, develop, promote, invest in, or acquire applications directly competitive to the Veeva CRM application for sales automation that directly target drug makers in the pharmaceutical and biotechnology industry or the pharma/biotech industry. During the same period, the agreement also restricts Salesforce, Inc. from competing with us with respect to sales opportunities for sales automation solutions for the pharmaceutical and biotechnology industry unless such competition has been pre-approved by Salesforce Inc.'s senior management based on certain criteria specified in the agreement, and imposes certain limits on Salesforce, Inc. from entering into new arrangements after March 3, 2014 that are similar to ours with other parties with respect to sales automation applications for the pharmaceutical and biotechnology industry. However, the agreement does not restrict a Salesforce, Inc. customer's ability (or the ability of Salesforce, Inc. on behalf of a specific Salesforce, Inc. customer) to customize or configure the

Salesforce platform. Moreover, our remedy for a breach of these commitments by Salesforce, Inc. is limited to early termination of the agreement or continue the agreement but be released from our minimum order commitments from the date of Salesforce, Inc.'s breach forward.

After September 1, 2025, Salesforce, Inc. may develop a product that competes directly or indirectly with us or enter into arrangements similar to ours with competitors. Current or potential customers of ours may choose a competitor, such as IQVIA, that uses the Salesforce platform or build their own custom solutions on the Salesforce platform rather than buy from us. Any of these events may have a material adverse impact on our business, operating results, and financial condition.

Also, in 2019, Salesforce, Inc. announced a strategic partnership with Alibaba, a Chinese company, through which Alibaba will become the exclusive provider of Salesforce in mainland China, Hong Kong, Macau, and Taiwan. The timeframe and exact parameters of changes to Salesforce, Inc. offerings in the listed regions has not been announced. Our existing agreement with Salesforce, Inc. allows us to sell our CRM solutions to drug makers in the pharmaceutical and biotechnology industries in mainland China, Hong Kong, Macau, and Taiwan, and our right to do so is not impacted by the Alibaba partnership. However, our ability to offer our CRM solutions from data centers located in the listed regions may be limited if Salesforce, Inc. does not operate data centers in the listed regions in the future and we do not contract for such data center services from Alibaba. If our inability to offer our CRM solutions from data centers located in the listed regions negatively impacts the performance of our solutions in those regions or causes legal compliance concerns, or if customers in the listed regions prefer their CRM solutions to be hosted from local data centers, our business may be negatively affected.

We employ third-party licensed software and software components for use in or with our solutions, and the inability to maintain these licenses or the presence of errors or security vulnerabilities in the software we license could limit the functionality of our products and result in increased costs or reduced service levels, which would adversely affect our business.

In addition to our employment of the Salesforce platform through our agreement with Salesforce, Inc., our solutions incorporate or use certain third-party software and software components obtained under licenses from other companies. We also use third-party software and tools in the development process for our solutions to manage and monitor our computing infrastructure, and to provide professional services and support our customers. For example, our Veeva CRM Engage Meeting application uses a purpose-built partner tool from Zoom Video Communications, Inc., which is critical to the application's functionality. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition and although we maintain a supplier security evaluation process, if the third-party software we use has errors, security vulnerabilities, or otherwise malfunctions, the functionality of our solutions may be negatively impacted, our customers may experience reduced service levels, and our business may suffer.

Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

Our solutions include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. It is possible under the terms of certain open source licenses, if we combine our proprietary software with open source software in a certain manner, that we could be required to release the source code of our proprietary software and make our proprietary software available under open source licenses. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

Risks Related to Our Financial Performance, How We Contract with Customers, and the Financial Position of Our Business

Our historic growth rates of total revenues and subscription services revenues should not be viewed as indicative of our future performance.

While we have experienced significant revenue growth in prior periods, it is not indicative of our future revenue growth. We expect our longer-term revenue growth rates will decline. In our fiscal years ended January 31, 2023, 2022, and 2021, our total revenues grew by 16%, 26%, and 33%, respectively, as compared to total revenues from the prior fiscal years. In our fiscal years ended January 31, 2023, 2022, and 2021, our subscription services revenues grew by 17%, 26%, and 32%, respectively, as compared to subscription services revenues from the prior fiscal years. In our fiscal quarter ended January 31, 2023, our total revenues grew by 16% and our subscription services revenues grew by 16% as compared to the same quarterly period in the prior fiscal year. Our year-over-year growth in the fiscal year ended January 31, 2023 was negatively impacted by foreign currency exchange fluctuations discussed in "Quantitative and Qualitative Disclosures about Market Risk—Foreign currency exchange risk" and as a result of macroeconomic factors, including lower funding levels within segments of our customer base and increased project scrutiny for certain potential projects. Moreover, a contracting change in the master subscription agreement for our multi-year orders, which became effective February 1, 2023, will affect the timing of revenue recognition for such orders. As a result, our total revenue and subscription services revenue growth rates will be negatively affected in the fiscal year ending January 31, 2024 compared to the prior fiscal year. Our total revenues and subscription services revenue growth rates have declined in the past, and we expect them to decline again in the future. If we are unable to maintain consistent revenue growth, it may adversely impact our profitability and the value of our Class A common stock.

Our results may fluctuate from period to period, which could prevent us from meeting our own guidance or security analyst or investor expectations.

Our results of operations, including our revenues, gross margin, operating margin, profitability, cash flows, normalized billings, and deferred revenue, as well as other metrics we may report, may vary from period to period for a variety of reasons, including those listed elsewhere in this "Risk Factors" section, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Additionally, from time to time, we issue guidance and provide commentary regarding our expectations for certain future financial results and other metrics on both a near-term and long-term basis. Our guidance is based upon a number of assumptions and estimates that are subject to significant business, economic, and competitive uncertainties that are beyond our control and are based upon assumptions about future business and accounting decisions that may change or be wrong. Our guidance may prove to be incorrect, and actual results may differ from our guidance. Fluctuations in our results, changes in our guidance, or failure to achieve our guidance or security analyst or investor expectations, even if not materially, could cause the price of our Class A common stock to decline substantially, and our investors could incur substantial losses.

Our subscription agreements with our customers are typically for a term of one year. If our existing customers do not renew their subscriptions, do not buy additional solutions and user subscriptions from us, renew at lower aggregate fee levels, or early terminate their existing agreements, our business and operating results will suffer.

We derive a significant portion of our revenues from the renewal of existing subscription orders. The majority of our customers' orders for subscription services have one-year terms. Our customers have no obligation to renew their subscriptions after their orders expire. Thus, securing the renewal of our subscription orders and selling additional solutions and user subscriptions is critical to our future operating results. Factors that may affect the renewal rate for our solutions and our ability to sell additional solutions and user subscriptions include:

- the price, performance, and functionality of our solutions;

- the effectiveness of our professional services;

- the strength of our business relationships with our customers;

- the availability, price, performance, and functionality of competing solutions and services;

- our ability to develop complementary solutions, applications, and services;

- the stability, performance, and security of our hosting infrastructure and hosting services; and

- the business environment of our customers and, in particular, reductions in spending or headcount, and acquisitions of or business combinations between our customers or other business developments that may result in reductions in user subscriptions.

For example, in response to inflationary pressures, we are also updating our contracting terms to incorporate an annual inflation adjustment, which will raise the price to each customer upon such customer entering into a new or renewal order form after April 1, 2023 by the lower of 4% or the Consumer Price Index (All Urban Consumer, US City Average, All Items Index) published by the U.S. Bureau of Labor and Statistics for the month of August of the prior calendar year. If this increase results in reduced renewal rates, our business and results of operations will be adversely affected. Further, our customers may negotiate terms less advantageous to us upon renewal, which could reduce our revenues from these customers. As a customer's total spend on Veeva solutions increases, we expect purchasing scrutiny at renewal to increase as well, which may result in reductions in user subscriptions or increased pricing pressure. Other factors that are not within our control may contribute to a reduction in our subscription services revenues. For instance, our customers may reduce their number of sales representatives, which would result in a corresponding reduction in the number of user subscriptions needed for some of our solutions and thus a lower aggregate renewal fee, or our customers may discontinue clinical trials for which our solutions are being used. In addition, starting in February 1, 2023, our master subscription agreements that govern multi-year orders generally include a right to terminate the master subscription agreement for convenience and certain customers may exercise that right prior to the contracted end date.

If our customers fail to renew their subscription orders, renew their subscription orders with less favorable terms or at lower fee levels, fail to purchase new solutions, applications, or professional services from us, or terminate their existing agreements early, our revenues may decline or our future revenues may be constrained.

As our costs increase, we may not be able to sustain the level of profitability we have achieved in the past.

We expect our future expenses to increase as we continue to invest in and grow our business. We expect to incur significant future expenditures related to:

- developing new solutions and enhancing our existing solutions, including additional data acquisition costs associated with our Veeva Compass offering and investment in our product development teams;

- improving the technology infrastructure, scalability, availability, security, and support for our solutions;

- sales and marketing, including expansion of our direct sales organization and global marketing programs;

- expansion of our professional services organization;

- pending, threatened, or future legal proceedings, certain of which are described in Part II, Item 3. "Legal Proceedings" and note 14 of the notes to our consolidated financial statements, and which we expect to continue to result in significant expense for the foreseeable future;

- international expansion;

- acquisitions and investments; and

- general operations, IT systems, facilities, and administration, including legal and accounting expenses.

In light of the worldwide labor market conditions and inflationary pressure, our global compensation increases in connection with our annual compensation review process, which took place in our fiscal quarter ended April 30, 2022, were higher than previous years, which has increased our expenses. If our efforts to increase revenues and manage our expenses are not successful, or if we incur costs, damages, fines, settlements, or judgments as a result of other risks and uncertainties described in this report, we may not be able to sustain or increase our historical levels of profitability.

Our revenues and gross margin from professional services fees are volatile and may not increase from quarter to quarter or at all.

We derive a significant portion of our revenue from professional services fees. Our professional services revenues fluctuate from quarter to quarter as a result of the requirements, complexity, and timing of our customers' implementation projects. Generally, a customer's ongoing need for professional services decreases as the implementation and full deployment of our solutions is completed. Our customers may also choose to use third parties rather than us for certain professional services related to our solutions. As a result of these and other factors, our professional services revenues may not increase on a quarterly basis in the future or at all. Additionally, the gross margin generated from professional services fees fluctuates based on a number of factors which may vary from period to period, including the average billable hours worked by our billable professional services personnel, our average hourly rates for professional services and the margin on professional services subcontracted to our third-party systems integrator partners. As a result of these and other factors, the gross margin from our professional services may not increase on a quarterly basis in the future or at all.

Because we recognize subscription services revenues ratably over the term of an order for our subscription services, it may be difficult to evaluate our future financial performance.

We generally recognize subscription services revenues ratably over the term of an order under our subscription agreements. As a result, a substantial majority of our quarterly subscription services revenues are generated from subscription agreements entered into during prior periods. Consequently, a decline in new subscriptions in any quarter may not affect our results of operations in that quarter but could reduce our revenues in future quarters. Additionally, the timing of renewals or non-renewals of a subscription agreement during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a subscription agreement late in a quarter will have minimal impact on revenues for that quarter but will reduce our revenues in future quarters.

Accordingly, the effect of significant declines in sales and customer acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues for that quarter and we may not be able to offset a decline in revenues due to the non-renewal with revenues from new subscription agreements entered into in the same quarter.

With respect to certain of our software products, we regularly enter into orders with multi-year terms, some of which may have fee structures that ramp over the term of the order. The difference between the fees invoiced in the first year of a multi-year ramping order and the last year of such an order can sometimes be significant.

When such multi-year orders are non-cancellable (other than for cause), we recognize the total contracted revenue ratably over the multi-year term of the order. As a result, in the initial year of such orders, we recognize more revenue than the fees we invoice for the same period, and in the last year of such orders, we recognize less revenue than the fees we invoice for the same period. In this scenario, we may also be exposed to impaired contract assets if, for example, a customer terminates a multi-year order with ramping fees for cause.

Historically, our multi-year orders have generally been non-cancellable. Therefore, our reported revenue in any quarter or year may not have corresponded to the amounts we were entitled to bill in the same period.

Since February 1, 2023, our master subscription agreements that govern multi-year orders generally include a termination for convenience right for our customers. In the fiscal year ending January 31, 2024, the addition of termination for convenience rights in such master subscription agreements changes the timing of revenue recognition for orders governed by these master subscription agreements and will result in an adverse impact to our revenue for the fiscal year. Starting in our fiscal year ending January 31, 2025, the amount of revenue recognized from such orders will generally be consistent with the amount invoiced for the relevant term of the order.

Deferred revenue and change in deferred revenue may not be accurate indicators of our future financial results.

Our subscription orders are generally billed at the beginning of the subscription period in annual or quarterly increments, which means the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. Many of our customers, including many of our large customers, are billed on a quarterly basis and therefore a substantial portion of the value of contracts billed on a quarterly basis will not be reflected in our deferred revenue at the end of any given quarter. Also, particularly with respect to our Commercial Solutions orders, because the term of orders for additional end users or applications is commonly less than one year, the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. We have also agreed from time to time, and may agree in the future, to allow customers to change the renewal dates of their orders to, for example, align more closely with a customer's annual budget process or to align with the renewal dates of other orders placed by other entities within the same corporate control group, or to change payment terms from annual to quarterly, or vice versa. Such changes typically result in an order of less than one year to align all orders to the desired renewal date and, thus, may result in a lesser increase to deferred revenue than if the adjustment had not occurred. Additionally, changes in renewal dates may change the fiscal quarter in which deferred revenue associated with a particular order is recorded. Accordingly, we do not believe that changes on a quarterly basis in deferred revenue, unbilled accounts receivable, or normalized billings are accurate indicators of the underlying momentum of our business or future revenues. We believe that our subscription revenue guidance and normalized billings guidance for the full fiscal year are the best indicators of the momentum of our business or future revenues. Please note that we define the term normalized billings for any period to mean revenue for the period plus the change in deferred revenue from the immediately preceding period minus the change in unbilled accounts receivable from the immediately preceding period, adjusted for the impact of changes in the timing of customer renewals (such as changing the renewal date of multiple products to be coterminous) or changes in billing frequency (such as changing from annual to quarterly billings) during the period. However, many companies that provide cloud-based software report changes in deferred revenue or billings as key operating or financial metrics, and it is possible that analysts or investors may view these metrics as important. Thus, any changes in our deferred revenue balances or deferred revenue trends could adversely affect the market price of our Class A common stock.

Currency exchange fluctuations may negatively impact our financial results.

Some of our international agreements provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. As we continue to expand our operations in countries outside the United States, an increasing proportion of our revenues and expenditures in the future may be denominated in foreign currencies. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese Yen, Canadian Dollar, British Pound Sterling, Hungarian Forint, Chinese Yuan, Israeli Shekel, and Brazilian Real, and may be adversely affected in the future due to changes in foreign currency exchange rates. Changes in exchange rates may negatively affect our revenues, expenses, and other operating results as expressed in U.S. dollars in the future. For example, changes in exchange rates negatively affected our revenues as expressed in U.S. dollars for the fiscal year ended January 31, 2023, and may negatively affect our revenues for the fiscal year ending January 31, 2024 as expressed in U.S. dollars as well. Further, we have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

We engage in the hedging of our foreign currency transactions and may, in the future, hedge selected significant transactions or net monetary exposure positions denominated in currencies other than the U.S. dollar. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar transactional taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added or similar transactional taxes in all jurisdictions in which we have sales but no physical presence, based on our determination that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect and remit such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements, including based on changes in tax laws, may adversely affect our results of operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Unanticipated changes in our effective tax rate and additional tax liabilities, including as a result of our international operations or implementation of new tax rules, could harm our future results.

We are subject to income taxes in the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions and complex transfer pricing regulations administered by taxing authorities in these jurisdictions. Tax rates may change as a result of factors outside of our control or relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. In addition, changes in tax and trade laws, treaties or regulations, or their interpretation or enforcement, have become more unpredictable and may become more stringent, which could have a material adverse effect on our tax position. Additionally, volatility in our stock price would affect the excess tax benefits from our equity compensation, which may adversely impact our effective tax rate. Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. Moreover, increases in our effective tax rate would reduce our profitability.

Our tax provision could also be impacted by changes in accounting principles and changes in U.S. federal and state or international tax laws applicable to multinational corporations. For example, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and required taxpayers to capitalize and amortize them over five or fifteen years. The requirement reduced our cash from operations for the fiscal year ended January 31, 2023 and will continue to impact our cash operations in the current fiscal year as long as the requirement remains in law. Although Congress may pass legislation that would defer, modify, or repeal the amortization requirement, potentially with retrospective effect, we have no assurance that the provision will be so deferred, repealed or otherwise modified. We made significant judgments and assumptions in the interpretation of this new law and in our calculations reflected in our financial statements. In addition, the current U.S. administration has released various tax legislation proposals. If enacted, these changes could increase our effective tax rate and have an adverse effect on our results of operations.

Any changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions could also impact our tax liabilities. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. The Organisation for Economic Co-operation and Development (OECD), which represents a coalition of member countries, is supporting changes to numerous long-standing tax rules, including changes to the practice of shifting profits among affiliated entities located in different tax jurisdictions. For example, the OECD has announced an international agreement with more than 130 countries that, if implemented, may include a global minimum effective corporate tax rate of 15% for certain large multinational companies. If enacted, this agreement may also introduce rules that would result in the reallocation of certain taxing rights from multinational companies from their home countries to the markets where they have business activities and earn profits—regardless of physical presence. We continue to monitor the developments and tax implications surrounding changes in the global tax environment, including the OECD minimum tax. The increasingly complex global tax environment could have a material adverse effect on our effective tax rate, results of operations, cash flows, and financial condition.

Finally, we have been, and may be in the future, subject to income tax audits throughout the world. We believe our income, employment, and transactional tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, but an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on internal controls over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm.

We must continue to monitor and assess our internal control over financial reporting. If in the future we have any material weaknesses, we may not detect errors on a timely basis and our financial statements may be materially misstated. Additionally, if in the future we are unable to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, are unable to assert that our internal controls over financial reporting are effective, identify material weaknesses in our internal controls over financial reporting, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be adversely affected, and we could become subject to investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have broad discretion in the use of our cash balances and may not use them effectively.

We have broad discretion in the use of our cash balances and may not use them effectively. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest our cash balances in a manner that does not produce income or that loses value. We are also subject to general economic conditions, including volatility in the financial markets, that can negatively affect our investment income or negatively impact the banking partners on which we rely for operating cash management. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock. A loss on our investments may also negatively impact our liquidity, which in turn may hurt our ability to invest in our business.

Risks Related to Our Intellectual Property

We have been and may in the future be sued by third parties for alleged infringement of their proprietary rights or misappropriation of intellectual property, and we may suffer damages or other harm from such proceedings.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals including so-called non-practicing entities, or NPEs, may own or claim to own intellectual property relating to our solutions. From time to time, third parties may claim that we are infringing upon their intellectual property rights or that we have misappropriated their intellectual property. For example, since January 2017, we have been defending against assertions of trade secret misappropriation made by our competitor, IQVIA, as described in note 14 of the notes to our consolidated financial statements and other competitors have asserted similar claims in the past. As competition in our market grows and as we develop new technology products, the possibility of patent infringement and other intellectual property claims against us increases. In the future, we expect others to claim that our solutions and underlying technology infringe or violate their intellectual property rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Such claims and litigation have caused and in the future could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations even if we were to ultimately prevail in such litigation.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. As of January 31, 2023, we have filed numerous domestic and foreign patent applications and have been issued 59 U.S. patents and 13 international patents. We also rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Negative publicity related to a decision by us to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact our other customer relationships or prospective customer relationships, harm our brand and business and could cause the market price of our Class A common stock to decline. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

Risks Related to Our Status as a Public Benefit Corporation and Ownership of Our Class A Common Stock

Our status as a Delaware public benefit corporation may not result in the benefits that we anticipate, requires our directors to balance the interest of stockholders with other interests, and may subject us to legal uncertainty and other risks.

On February 1, 2021, after approval by our stockholders, we became a Delaware public benefit corporation (PBC). There are a very limited number of publicly traded PBCs, we are the first publicly traded company to convert to a PBC, and we are the largest publicly traded company, as measured by revenue or market capitalization, to operate as a PBC. As a PBC, we have unique legal obligations. We are required to adopt and include in our certificate of incorporation a public benefit purpose that is intended to have positive effects on a category of persons, entities or communities other than stockholder financial interest. Our public benefit purpose is to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate. Further, as a PBC, our Board is required to balance our stockholders' pecuniary (financial) interests, the best interests of those materially affected by our conduct, and pursuit of our public benefit purpose. We have identified those materially affected by our conduct (which we refer to as stakeholders) as including our customers, our employees, our partners, and the communities in which we operate.

We believe that operating as a PBC is beneficial to our business and consistent with the long-term interests of stockholders, but the benefits we anticipate from operating as a PBC may not materialize within the timeframe we expect or at all, or there may be negative effects. Further, we may be unable or slow to achieve the public benefits we have identified or we may make balancing determinations that are ultimately harmful to our business or to stockholders, which could adversely affect our reputation, business, financial condition, and results of operations and cause our stock price to decline.

In the event of a conflict between the interests of our stockholders, our stakeholders, and our public benefit purpose, our directors must only make an informed and disinterested decision, and not such that no person of ordinary, sound judgment would approve. Our directors have significant latitude under this standard and there is no guarantee that a conflict would be resolved in favor of our stockholders. This balancing obligation may allow our directors to make decisions that they could not have made pursuant to the fiduciary duties applicable prior to our PBC conversion, and such decisions may not maximize short-term stockholder value. For instance, in a sale of control transaction, our board of directors would be required to consider and balance the factors listed above and might choose to accept an offer that does not maximize short-term stockholder value due to its consideration of other factors.

Further, there is limited legal precedent or guidance regarding how to administer our obligation to balance the interests of stockholders, stakeholders, and the pursuit of our public benefit purpose. While we expect that, in large part, traditional Delaware corporation law principles and the application of those principles in case law—including those related to self-dealing, conflicts of interest, and the application of the business judgment rule—will continue to apply with respect to Delaware PBCs, there is currently limited case law involving PBCs, which may create legal uncertainty or additional litigation risk until additional case law develops. Stockholders of a Delaware PBC (if they, individually or collectively, own at least the lesser of two percent of the company's outstanding shares or shares with a market value of at least $2 million) may file suit to enforce the balancing obligation. Any such lawsuit might be a distraction to our management and board of directors, and could be costly, which may have an adverse impact on our financial condition and results of operations.

As a PBC, we are required to disclose to stockholders a report at least biennially that includes our assessment of our success in achieving our specific public benefit purpose, and we have committed to providing this report annually and making it publicly available. If we are not timely or are unable to provide this report, or if the report is not viewed favorably, our reputation and status as a public benefit corporation may be harmed.

While we do not view the additional reporting obligations of a PBC to be onerous, Delaware's PBC statute may be amended in the future to require more explicit or burdensome periodic reporting requirements and that could increase our expenses. In addition, if the public perceives that we are not successful in our public benefit purpose, or that our pursuit of our public benefit purpose is having a negative effect on the financial interests of our stockholders, that perception could negatively affect our reputation, which could adversely affect our business and results of operations.

Our Class A common stock price has been and will likely continue to be volatile.

The trading price of our Class A common stock has been, and will likely continue to be, volatile for the foreseeable future. In addition, the trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our Class A common stock is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. Uncertain macroeconomic and geopolitical factors in recent periods, including as a result of global inflationary pressures and rising interest rates, concerns about a possible domestic or global recession, currency exchange fluctuations, the Russian invasion of Ukraine, and continuing uncertainty surrounding the effects of COVID-19, have led to volatility in the stock market. As a result, our stock price has declined significantly in recent periods, and we expect the trading price of our Class A common stock will likely continue to be volatile for the foreseeable future. In addition to those risks described in this "Risk Factors" section, other factors could impact the value of our common stock, including:

- fluctuations in the valuation of companies perceived by investors to be comparable to us, such as high-growth or cloud companies, or in valuation metrics, such as our price to revenues ratio;

- overall performance of the stock market;

- changes in our financial, operating or other metrics, regardless of whether we consider those metrics as reflective of the current state or long-term prospects of our business, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed, or significantly exceed securities analyst expectations;

- changes in the forward-looking estimates of our financial, operating, or other metrics, how those estimates compare to securities analyst expectations, or changes in recommendations by securities analysts that follow our Class A common stock;

- announcements of customer additions and customer cancellations or delays in customer purchases;

- the net increase in the number of customers, either independently or as compared to published expectations of industry, financial or other analysts that cover us;

- announcements by us or by our competitors of technological innovations, new solutions, enhancements to services, strategic alliances or significant agreements;

- announcements by us or by our competitors of mergers or other strategic acquisitions or rumors of such transactions;

- the economy as a whole and market conditions within our industry and the industries of our customers;

- macroeconomic and geopolitical factors and instability and volatility in the global financial markets;

- future monetary policy changes in the United States and globally;

- the operating performance and market value of other comparable companies;

- securities or industry analysts downgrading our Class A common stock or publishing inaccurate or unfavorable research about our business;

- trading activity by directors, executive officers (in particular our Chief Executive Officer who holds a significant portion of our outstanding common stock and a significant number of vested options, and previously disclosed his intention to donate up to 861,000 shares of common stock to a charitable fund that is likely to sell the donated shares prior to December 31, 2023), and other significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares; and

- any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our Class A common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management's attention and resources.

The dual-class structure of our common stock has the effect of concentrating voting control with certain individuals and their affiliates, which will limit or preclude the ability of our investors to influence corporate matters and could depress the market value of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. As of January 31, 2023, our founder and Chief Executive Officer, Peter Gassner, holds approximately 44.9% of the voting power of our outstanding capital stock and holders of our Class B common stock hold approximately 50.3% of the voting power of our outstanding capital stock in the aggregate. Holders of our Class B common stock collectively control a majority of the combined voting power of our common stock and, assuming no material sales of such shares, will be able to control matters submitted to our stockholders for approval until October 15, 2023, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude our investors' ability to influence corporate matters while the dual class structure is in effect. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock or may adversely affect the market price of our Class A common stock.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies with multiple classes of stock on certain indices, including the S&P 500. While this has not affected the inclusion of Veeva's Class A common stock in these indices to date, eligibility criteria of these indices and others may change in the future. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or other third-party ratings agencies critical of our corporate governance practices, capital structure, or other business practices could also adversely affect the value of our Class A common stock. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures, and have updated their policies, effective in calendar 2023, to provide for no-vote recommendations against directors of companies with multiple class structures.

We do not intend to pay dividends on our capital stock for the foreseeable future, so any returns will be limited to changes in the value of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of the price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

- provide for a dual-class common stock structure until October 15, 2023, which gives our Chief Executive Officer and certain of our holders and their respective affiliates the ability to control the outcome of all matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

- permit our board of directors to establish the number of directors;

- provide that directors may only be removed with the approval of 66-2/3% of our stockholders;

- require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- require our board of directors to consider and balance our stockholders' pecuniary (financial) interests, the best interests of those materially affected by our conduct, and the pursuit of our public benefit purpose, which may, in turn, allow our board of directors to make a decision about a change of control transaction that does not maximize short-term stockholder value;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our certificate of incorporation and bylaws provide for exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or any action asserting a claim against us that is governed by the internal affairs doctrine. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act, such a provision known as a ''Federal Forum Provision.'' Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We own our Pleasanton, California corporate headquarters, which currently accommodates our principal executive and significant portions of our product development, engineering, marketing, finance, and legal organizations. We expect that our corporate headquarters will support the overall growth of our business for the near term.

We also lease offices in various locations, including North America, Europe, Asia Pacific, and Latin America. We expect to expand our facilities capacity in certain field locations during our fiscal year ending January 31, 2024 and may further expand our facilities capacity after January 31, 2024 as our employee base grows. We believe that we will be able to obtain additional space on commercially reasonable terms. See note 10 of the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be involved in legal proceedings and subject to claims incident to the ordinary course of business. For information regarding certain current legal proceedings, see note 14 of the notes to our consolidated financial statements, which is incorporated herein by reference. In addition to the legal proceedings referenced in note 14, we are involved in the following additional legal proceedings which may be material to our business.

California Non-Compete Matter

On July 17, 2017, we filed a complaint in the Superior Court of the State of California in the County of Alameda against Medidata, IQVIA, and Sparta Systems, Inc. (Veeva Systems Inc. v. Medidata Solutions, Inc., Quintiles IMS Incorporated, IMS Software Services, LTD., and Sparta Systems, Inc., Case No. RG17868081). Our lawsuit seeks declaratory and injunctive relief concerning the use of non-compete, confidentiality, and non-disparagement agreements by these companies. Since the original complaint was filed, there has been extensive requests to the court for rulings on contested questions.

Among other things, Medidata and Sparta appealed the superior court's decisions finding that the case may proceed as to some causes of action, and Veeva cross-appealed the superior court's ruling that certain causes of action were barred under California law. On March 10, 2022, the California Court of Appeal affirmed the decision of the superior court, ruling that certain of Veeva's claims may proceed and certain of its claims may not. This decision is now final. On October 31, 2019, as to Veeva's claims against IQVIA, the trial court's earlier dismissal was reversed by the court of appeal and the case was reassigned to a new trial court judge. On February 26, 2020, IQVIA answered our complaint. Discovery and requests to the court for rulings on contested questions are proceeding with respect to Veeva's claims against Medidata and IQVIA and no trial date has been set.

On February 13, 2023, Veeva and Sparta entered into a confidential settlement agreement and agreed to dismiss their claims against each other.

Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently a party to any other legal proceedings, the outcome of which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial position. Regardless of the outcome, such proceedings can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price of Class A Common Stock

Our Class A common stock is listed on the New York Stock Exchange under the symbol "VEEV."

Stockholders

As of January 31, 2023, we had 11 holders of record of our Class A common stock and 31 holders of record of our Class B common stock. The actual number of holders of Class A common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2018 in the Class A common stock of Veeva Systems Inc., the S&P 500 Index, and the S&P 1500 Application Software Index and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Veeva Systems Inc., the S&P 500 Index
and the S&P Composite 1500 Application Software Index

─□─ Veeva Systems Inc.   ···△··· S&P 500   ─⊖─ S&P Composite 1500 Application Software

*$100 invested on 1/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending January 31.

	January 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Veeva Systems Inc.	100.00	173.50	233.23	439.77	376.30	271.32
S&P 500	100.00	97.69	118.87	139.37	171.83	157.71
S&P 1500 Application Software Index	100.00	120.67	161.22	212.71	235.90	191.10

ITEM 6.   [RESERVED].

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, analytics, professional services, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development to commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations.

Our solutions are grouped into two major product categories —Veeva Development Cloud and Veeva Commercial Cloud. Solutions formerly categorized as Veeva Data Cloud (Veeva Compass, Veeva Link, and Veeva OpenData) are now part of the Veeva Commercial Cloud offerings. For financial reporting purposes, revenues associated with our Veeva Commercial Cloud and Veeva Claims solutions are classified as "Commercial Solutions" revenues, and revenues associated with our Veeva Development Cloud, Veeva RegulatoryOne, and Veeva QualityOne solutions are classified as "R&D Solutions" revenues.

In our fiscal year ended January 31, 2023, we derived approximately 55% and 45% of our subscription services revenues and 52% and 48% of our total revenues from our Commercial Solutions and R&D Solutions, respectively. For the fiscal year ended January 31, 2022, we derived approximately 59% and 41% of our subscription services revenues and 56% and 44% of our total revenues from our Commercial Solutions and R&D Solutions, respectively. Subscription services revenues are expected to continue to increase as a percentage of total revenues in the future. Revenues associated with our R&D Solutions are expected to continue to increase as a percentage of both subscription services revenues and total revenues in the future. We also offer certain of our R&D Solutions to industries outside the life sciences industry primarily in North America and Europe.

For our fiscal years ended January 31, 2023, 2022, and 2021, our total revenues were $2,155 million, $1,851 million, and $1,465 million, respectively, representing year-over-year growth in total revenues of 16% in our fiscal year ended January 31, 2023, and 26% in our fiscal year ended January 31, 2022. For our fiscal years ended January 31, 2023, 2022, and 2021, our subscription services revenues were $1,733 million, $1,484 million, and $1,179 million, respectively, representing year-over-year growth in subscription services revenues of 17% in our fiscal year ended January 31, 2023, and 26% in our fiscal year ended January 31, 2022. We expect the growth rate of our total revenues and subscription services revenues for the fiscal year ending January 31, 2024 to decline compared to the prior fiscal year. We generated net income of $488 million, $427 million, and $380 million for our fiscal years ended January 31, 2023, 2022, and 2021, respectively.

As of January 31, 2023, 2022, and 2021, we served 1,388, 1,205, and 993, customers, respectively. As of January 31, 2023, 2022, and 2021, we had 684, 653 and 572 Commercial Solutions customers, respectively, and 1,025, 860, and 664 R&D Solutions customers, respectively. These customer count totals are net of customer attrition during each period. The combined customer counts for Commercial Solutions and R&D Solutions exceed the total customer count in each year because some customers subscribe to products in both areas. Commercial Solutions consist of our cloud software, data, and analytics products built specifically to more efficiently and effectively commercialize our customers' products. R&D Solutions consist of our clinical, quality, regulatory, and safety products. Many of our applications for R&D are used by smaller, earlier stage, pre-commercial companies, some of which may not reach the commercialization stage. Thus, the potential number of R&D Solutions customers is higher than the potential number of Commercial Solutions customers.

Our PBC Charter

On February 1, 2021, we became a Delaware public benefit corporation (PBC), and we amended our certificate of incorporation to include the following public benefit purpose: "to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate." When making decisions, our directors have a fiduciary duty to balance the financial interests of stockholders, the best interests of other stakeholders materially affected by our conduct (including customers, employees, partners, and the communities in which we operate), and the pursuit of our public benefit purpose. For more information on our status as a PBC and associated risks, see "Risk Factors."

Components of Results of Operations

Revenues

We derive our revenues primarily from subscription services fees and professional services fees. Subscription services revenues consist of fees from customers accessing our cloud-based software solutions and fees for our data solutions. Professional services and other revenues consist primarily of fees from implementation services, configuration, data services, training, and managed services related to our solutions and services related to our Veeva Business Consulting offering. For the fiscal year ended January 31, 2023, subscription services revenues constituted 80% of total revenues and professional services and other revenues constituted 20% of total revenues.

We generally enter into master subscription agreements with our customers and count each distinct master subscription agreement that has not been terminated or expired and that has orders for which we have recognized revenue in the quarter as a distinct customer for purposes of determining our total number of current customers as of the end of that quarter. We generally enter into a single master subscription agreement with each customer, although in some instances, affiliated legal entities within the same corporate family may enter into separate master subscription agreements. Conversely, affiliated legal entities that maintain distinct master subscription agreements may choose to consolidate their orders under a single master subscription agreement, and, in that circumstance, our customer count would decrease. Divisions, subsidiaries, and operating units of our customers often place distinct orders for our subscription services under the same master subscription agreement, and we do not count such distinct orders as new customers for purposes of determining our total customer count. For purposes of determining customers of Veeva Crossix that do not contract under a master subscription agreement, we count each entity that has a statement of work or services agreement and a recurring known payment obligation as a distinct customer if such entity is not otherwise a customer of ours. For Veeva Crossix, we do not count as distinct customers agencies contracting with us on behalf of brands within life sciences companies.

New subscription orders for our core Veeva CRM application generally have a one-year term. If a customer adds end users or additional Commercial Solutions to an existing order for our core Veeva CRM application, such additional orders will generally be coterminous with the anniversary date of the core Veeva CRM order, and as a result, orders for additional end users or additional Commercial Solutions will commonly have an initial term of less than one year.

Particularly with respect to our R&D Solutions, we have entered into a number of orders with multi-year terms. The fees associated with such orders are typically not based on the number of end-users and typically escalate over the term of such orders at a pre-agreed rate to account for, among other factors, implementation and adoption timing and planned increased usage by the customer. When such multi-year orders are non-cancellable (other than for cause), we recognize the total contracted revenue ratably over the multi-year term of the order. When the amounts we are entitled to invoice in any period pursuant to multi-year orders with escalating fees are less than the revenue recognized, we will accrue an unbilled accounts receivable balance (a contract asset) related to such orders. In the same scenario, the net deferred revenue we would record in connection with such orders will be less because we will be recognizing more revenue than we bill earlier in the term of such multi-year orders. Since February 1, 2023, our master subscription agreements that govern multi-year orders generally include a termination for convenience right for our customers. In the fiscal year ending January 31, 2024, the addition of termination for convenience rights in such master subscription agreements changes the timing of revenue recognition for orders governed by these master subscription agreements and will result in an adverse impact to our revenue for the fiscal year. Starting in our fiscal year ending January 31, 2025, the amount of revenue recognized from such orders will generally be consistent with the amount invoiced for the relevant term of the order.

Our subscription orders are generally billed at the beginning of the subscription period in annual or quarterly increments, which means the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. Also, particularly with respect to orders for our Commercial Solutions, because the term of orders for additional end users or applications is commonly less than one year, the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. We have also agreed from time to time, and may agree in the future, to allow customers to change the renewal dates of their orders to, for example, align more closely with a customer's annual budget process or to align with the renewal dates of other orders placed by other entities within the same corporate control group, or to change payment terms from annual to quarterly, or vice versa. Such changes typically result in an order of less than one year as necessary to align all orders to the desired renewal date and, thus, may result in a change to deferred revenue compared to if the adjustment had not occurred. Additionally, changes in renewal dates may change the fiscal quarter in which deferred revenue associated with a particular order is booked. Accordingly, we do not believe that changes on a quarterly basis in deferred revenue, unbilled accounts receivable, or normalized billings are accurate indicators of future revenues for any given period of time. We define the term normalized billings for any period to mean revenue for the period plus the change in deferred revenue from the immediately preceding period minus the change in unbilled accounts receivable (contract asset) from the immediately preceding period, adjusted for the impact of changes in the timing of customer renewals (such as changing the renewal date of multiple products to be coterminous) or changes in billing frequency (such as changing from annual to quarterly billings) during the period.

Subscription services revenues are recognized ratably over the respective non-cancellable subscription term because of the continuous transfer of control to the customer. Historically, our master subscription agreements have generally been non-cancellable during the term, although customers typically have had the right to terminate their agreements for cause in the event of material breach. However, since February 1, 2023, our master subscription agreements that govern multi-year orders generally include a termination for convenience right for our customers. Our agreements typically provide that orders will automatically renew unless notice of non-renewal is provided in advance. Subscription services revenues are affected primarily by the number of customers, the scope of the subscription purchased by each customer (for example, the number of end users or other subscription usage metric) and the number of solutions subscribed to by each customer.

We utilize our own personnel to perform our professional services and business consulting engagements with customers. In certain cases, we may utilize third-party subcontractors to perform professional services engagements. The majority of our professional services arrangements are billed on a time and materials basis and revenues are recognized over time based on time incurred and contractually agreed upon rates. Certain professional services and business consulting arrangements are billed on a fixed fee basis and revenues are typically recognized over time as the services are delivered based on time incurred. Data services and training revenues are generally recognized as the services are performed. Professional services revenues are affected primarily by our customers' demands for implementation services, configuration, data services, training, speakers bureau logistics, and managed services in connection with our solutions. Our business consulting revenues are affected primarily by our customers' demands for services related to a particular customer success initiative, strategic analysis, or business process change, and not a cloud software implementation.

Allocated Overhead

We accumulate certain costs such as building depreciation, office rent, utilities, and other facilities costs and allocate them across the various departments based on headcount. We refer to these costs as "allocated overhead."

Cost of Revenues

Cost of subscription services revenues for all of our solutions consists of expenses related to our computing infrastructure provided by third parties, including Salesforce, Inc. and Amazon Web Services, personnel related costs associated with hosting our subscription services and providing support, including our data stewards, data acquisition and third-party contractor costs related to the development of our data products, expenses associated with computer equipment and software, and allocated overhead. We intend to continue to invest additional resources in our subscription services to enhance our product offerings and increase our delivery capacity. We may add or expand computing infrastructure capacity in the future, migrate to new computing infrastructure service providers, make additional investments in the availability and security of our solutions, and make continued investments in data sources.

Cost of professional services and other consists primarily of employee-related expenses associated with providing professional and business consulting services. The cost of providing professional services is significantly higher as a percentage of the related revenues than for our subscription services due to the direct labor costs and costs of third-party subcontractors.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee-related expenses, third-party consulting fees, hosted infrastructure costs, and allocated overhead. We continue to focus our research and development efforts on adding new features and applications and increasing the functionality and enhancing the ease of use of our cloud-based applications.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing program costs, amortization expense associated with purchased intangibles related to our customer contracts, customer relationships and brand development, travel-related expenses and allocated overhead. Marketing program costs include advertising, customer events, corporate communications, brand awareness, and product marketing activities. Sales commissions are costs of obtaining new customer contracts and are capitalized and then amortized over a period of benefit that we have determined to be one to three years.

General and Administrative. General and administrative expenses consist of employee-related expenses for our executive, finance and accounting, legal, employee success, management information systems personnel, and other administrative employees. In addition, general and administrative expenses include fees related to third-party legal counsel, fees related to third-party accounting, tax and audit services, other corporate expenses, and allocated overhead.

Other Income, Net

Other income, net, consists primarily of interest income, transaction gains or losses on foreign currency, net of hedging costs, and amortization of premiums paid on investments.

Provision for Income Taxes

Provision for income taxes consists of federal and state, and local income taxes in the United States and income taxes in certain foreign jurisdictions. See note 8 of the notes to our consolidated financial statements.

Recent Accounting Pronouncements

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides accounting relief from the future impact of the cessation of the London Interbank Offered Rate (LIBOR) by, among other things, providing optional expedients to treat contract modifications resulting from such reference rate reform as a continuation of the existing contract and for hedging relationships to not be de-designated as a result of such changes provided certain criteria are met. The guidance, along with the amendments within ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848, became effective on March 12, 2020, and the amendments apply prospectively through December 31, 2024. We are currently in the process of incorporating fallback language in negotiated contracts and incorporating non-LIBOR reference rate and/or fallback language in new contracts to prepare for these changes. We do not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

Business Combinations

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations* (Topic 805): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with Topic 606, *Revenue from Contracts with Customers*, as if the acquirer had originated the contracts. Under current GAAP, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. The new standard is effective for our fiscal year beginning on February 1, 2023. We do not expect the adoption of ASU 2021-08 to have a material impact on our consolidated financial statements.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Fiscal year ended January 31,	
	2023	2022
	(in thousands)	
Consolidated Statements of Comprehensive Income Data:		
Revenues:		
Subscription services	$1,733,002	$1,483,976
Professional services and other	422,058	366,801
Total revenues	2,155,060	1,850,777
Cost of revenues[(1)]:		
Cost of subscription services	257,635	224,911
Cost of professional services and other	351,770	278,767
Total cost of revenues	609,405	503,678
Gross profit	1,545,655	1,347,099
Operating expenses[(1)]:		
Research and development	520,278	382,035
Sales and marketing	348,691	288,061
General and administrative	217,595	171,507
Total operating expenses	1,086,564	841,603
Operating income	459,091	505,496
Other income, net	50,005	6,815
Income before income taxes	509,096	512,311
Provision for income taxes	21,390	84,921
Net income	$ 487,706	$ 427,390

[(1)] Includes stock-based compensation as follows:

Cost of revenues:		
Cost of subscription services	$ 6,257	$ 4,795
Cost of professional services and other	50,341	36,293
Research and development	141,571	83,837
Sales and marketing	87,509	56,830
General and administrative	66,229	52,881
Total stock-based compensation	$351,907	$234,636

Fiscal Year Ended January 31, 2023 and 2022

The following is a discussion of our results of operations for the year ended January 31, 2023 compared to the year ended January 31, 2022. For a discussion of our results of operations for the year ended January 31, 2022 compared to the year ended January 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2022, which is hereby incorporated by reference.

Revenues

	Fiscal year ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Revenues:			
Subscription services	$1,733,002	$1,483,976	17%
Professional services and other	422,058	366,801	15%
Total revenues	$2,155,060	$1,850,777	16%
Percentage of revenues:			
Subscription services	80%	80%	
Professional services and other	20	20	
Total revenues	100%	100%	

Total revenues for the fiscal year ended January 31, 2023 increased $304 million, of which $249 million was from growth in subscription services revenues. The increase in subscription services revenues consisted of $179 million of subscription services revenue attributable to R&D Solutions and $70 million of subscription services revenue attributable to Commercial Solutions. The increase in subscription services revenue attributable to R&D Solutions was primarily due to growth in quality and clinical, and the increase in subscription services revenue attributable Commercial Solutions was driven by some of our most established products, such as Veeva CRM and Veeva Vault PromoMats. The geographic mix of subscription services revenues was 57% from North America, 28% from Europe, and 15% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2023, as compared to subscription services revenues of 57% from North America, 27% from Europe, and 16% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2022.

Professional services and other revenues for the fiscal year ended January 31, 2023 increased $55 million. The increase was primarily due to new customers requesting implementation and deployment related professional services and existing customers requesting professional services related to expanding deployments or the deployment of newly purchased solutions. The increased demand for professional services and the resulting increase in professional services revenues was weighted heavily towards implementation and deployments of our R&D Solutions. Demand for our business consulting services also contributed to the growth for the period. The geographic mix of professional services and other revenues was 64% from North America, 29% from Europe, and 7% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2023 as compared to 61% from North America, 30% from Europe, and 9% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2022.

Over time, we expect the proportion of our total revenues from professional services to decrease.

Since February 1, 2023, our master subscription agreements that govern multi-year orders generally include a termination for convenience right for our customers. In the fiscal year ending January 31, 2024, the addition of termination for convenience rights in such master subscription agreements changes the timing of revenue recognition for orders governed by these master subscription agreements and will result in an adverse impact to our revenue for the fiscal year. We are also updating our contracting terms to incorporate an annual inflation adjustment, which will raise the price to each customer upon such customer entering into a new or renewal order form after April 1, 2023 by the lower of 4% or the Consumer Price Index (All Urban Consumer, US City Average, All Items Index) published by the U.S. Bureau of Labor and Statistics for the month of August of the prior calendar year. We do not expect the annual inflation adjustment to have a significant impact to revenue for the fiscal year ending January 31, 2024.

In the quarter ended October 31, 2020, we disclosed that we expected life sciences companies to reduce the number of sales representatives that they employ by roughly 10%. While the majority of these reductions were completed by the end of our fiscal year ended January 31, 2023, we expect additional reductions to take place through the end of our fiscal year ending January 31, 2024. Such reductions could negatively impact sales of our solutions, including Veeva CRM and certain of our other Commercial Solutions, but we cannot be certain such reductions will happen or of the timing or magnitude of such reductions.

Costs and Expenses

Note that in light of the worldwide labor market conditions and inflationary pressure, our global compensation increases in connection with our annual compensation review process, which took place in our fiscal quarter ended April 30, 2022, were higher than previous years. These compensation changes increased our employee-related expenses, which impacted all of the cost and expense categories discussed below.

Cost of Revenue and Gross Margin

	Fiscal year ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Cost of revenues:			
Cost of subscription services	$ 257,635	$ 224,911	15%
Cost of professional services and other	351,770	278,767	26%
Total cost of revenues	$ 609,405	$ 503,678	21%
Gross margin percentage:			
Subscription services	85%	85%	
Professional services and other	17%	24%	
Total gross margin percentage	72%	73%	
Gross profit	$1,545,655	$1,347,099	15%

Cost of revenues for the fiscal year ended January 31, 2023 increased $106 million, of which $33 million was related to cost of subscription services. The increase in cost of subscription services was primarily due to an increase of $10 million in other computing infrastructure costs, the vast majority of which was for computing infrastructure provided by Amazon Web Services, an increase of $9 million in employee compensation-related costs (which includes an increase of $1 million in stock-based compensation), an increase of $6 million in data acquisition costs related to our data solutions, and an increase of $4 million in costs of third-party contractors related to the development of our data products. We expect cost of subscription services to increase in absolute dollars in the near term due to increased usage of our subscription services and increased data costs related to our data solutions.

Cost of professional services and other for the fiscal year ended January 31, 2023 increased $73 million, primarily due to an increase of $62 million in employee compensation-related costs (which includes an increase of $14 million in stock-based compensation). Employee compensation-related costs increased in response to worldwide labor market conditions and inflationary pressure as discussed previously. We expect cost of professional services and other to increase in absolute dollars in the near term as we add personnel to our global professional services organization.

Gross margin for the fiscal years ended January 31, 2023 and 2022 was 72% and 73%, respectively. The slight decrease compared to the prior period is due primarily to higher employee compensation-related costs and higher travel costs related to professional services. We expect gross margin to decrease in the fiscal year ending January 31, 2024 due to the expected negative impact to revenue resulting from the addition of termination for convenience rights in our master subscription agreements, as discussed in "Components of Results of Operations—Revenues."

Operating Expenses and Operating Margin

Operating expenses include research and development, sales and marketing, and general and administrative expenses. As we continue to invest in our growth through hiring, we expect operating expenses and stock-based compensation to increase in the fiscal year ending January 31, 2024. We expect our operating margin to decrease in the fiscal year ending January 31, 2024 due to the increase in operating expenses and stock-based compensation and the expected negative impact to revenue resulting from the addition of termination for convenience rights in our master subscription agreements, as discussed in "Components of Results of Operations—Revenues."

Research and Development

	Fiscal year ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Research and development	$520,278	$382,035	36%
Percentage of total revenues	24%	21%	

Research and development expenses for the fiscal year ended January 31, 2023 increased $138 million, primarily due to an increase of $132 million in employee compensation-related costs (which includes an increase of $58 million in stock-based compensation). The increase in employee compensation-related costs was primarily driven by the increase in headcount during the period, as well as compensation increases. The expansion of our headcount in research and development was to support development work for the products that we offer or may offer in the future.

We expect research and development expenses to increase in the fiscal year ending January 31, 2024, primarily due to higher headcount and continued investment in our product offerings.

Sales and Marketing

	Fiscal year ended January 31,		% Change
	2023	2022	
	(dollars in thousands)		
Sales and marketing	$348,691	$288,061	21%
Percentage of total revenues	16%	16%	

Sales and marketing expenses for the fiscal year ended January 31, 2023 increased $61 million, due to an increase of $47 million in employee compensation-related costs (which includes an increase of $31 million in stock-based compensation). There was also an increase of $10 million in marketing program costs as in-person events resumed. The increase in employee compensation-related costs was primarily driven by the increase in headcount during the period, as well as compensation increases.

We expect sales and marketing expenses to increase in the fiscal year ending January 31, 2024, primarily due to employee-related expenses as we increase our headcount to support our sales and marketing efforts associated with our product offerings. Additionally, we expect travel and entertainment costs to continue to increase in the fiscal year ending January 31, 2024.

General and Administrative

	Fiscal year ended January 31,		
	2023	2022	% Change
	(dollars in thousands)		
General and administrative	$217,595	$171,507	27%
Percentage of total revenues	10%	9%	

General and administrative expenses for the fiscal year ended January 31, 2023 increased $46 million, primarily due to an increase of $31 million in employee compensation-related costs (which includes an increase of $13 million in stock-based compensation). The increase in employee compensation-related costs was primarily driven by the increase in headcount during the period, as well as compensation increases. Additionally, there was an increase of $11 million in professional services that primarily consisted of fees associated with on-going litigation.

We expect general and administrative expenses to continue to increase in the fiscal year ending January 31, 2024, primarily due to higher headcount, investments in information technology infrastructure, and third-party fees, including fees associated with on-going litigation.

Other Income, Net

	Fiscal year ended January 31,		
	2023	2022	% Change
	(dollars in thousands)		
Other income, net	$50,005	$6,815	634%

Other income, net, for the fiscal year ended January 31, 2023 increased $43 million, primarily due to an increase in interest income of $32 million and a decrease in investment amortization of $10 million.

Foreign Currency

We continue to experience foreign currency fluctuations primarily due to the impact resulting from the periodic re-measurement of our foreign currency balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Our results of operations are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese Yen, Canadian Dollar, British Pound Sterling, Hungarian Forint, Chinese Yuan, Israeli Shekel, and Brazilian Real. We may continue to experience favorable or adverse foreign currency impacts due to volatility in these currencies.

Provision for Income Taxes

	Fiscal year ended January 31,		
	2023	2022	% Change
	(dollars in thousands)		
Income before income taxes	$509,096	$512,311	(1)%
Provision for income taxes	$ 21,390	$ 84,921	(75)%
Effective tax rate	4.2%	16.6%	

The provision for income taxes differs from the tax computed at the U.S. federal statutory income tax rate due primarily to state taxes, tax credits, equity compensation, and foreign income subject to taxation in the United

Form 10-K

States. Future tax rates could be affected by changes in tax laws and regulations or by rulings in tax related litigation, as may be applicable. We will continue to identify and analyze other applicable changes in tax laws in the United States and abroad.

For the fiscal years ended January 31, 2023 and 2022, our effective tax rates were 4.2% and 16.6%, respectively. During the fiscal year ended January 31, 2023 as compared to the prior year period, our effective tax rate decreased primarily due to an increase in excess tax benefits as well as a reduced impact from valuation allowance within certain jurisdictions. In addition, the Tax Cuts and Jobs Act of 2017 required the capitalization and amortization of research and development expenditures which increased our taxable income resulting in an increase in our foreign derived intangible income ("FDII") tax benefit.

We recognized excess tax benefits of $94 million and $56 million in our provision for income taxes for the fiscal years ended January 31, 2023 and 2022, respectively. The increase in excess tax benefits during the fiscal year ended January 31, 2023 was primarily due to our Chief Executive Officer's exercise of stock options in connection with a previously announced plan. We expect excess tax benefits for the fiscal year ending January 31, 2024 to be significant as well due to our Chief Executive Officer completing the remainder of his previously announced option exercises in February 2023.

Non-GAAP Financial Measures

In our public disclosures, we have provided non-GAAP measures, which we define as financial information that has not been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In addition to our GAAP measures, we use these non-GAAP financial measures internally for budgeting and resource allocation purposes and in analyzing our financial results.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

- Excess tax benefits. Excess tax benefits from employee stock plans are dependent on previously agreed-upon equity grants to our employees, vesting of those grants, stock price, and exercise behavior of our employees, which can fluctuate from quarter to quarter. Because these fluctuations are not directly related to our business operations, we exclude excess tax benefits for our internal management reporting processes. Our management also finds it useful to exclude excess tax benefits when assessing the level of cash provided by operating activities. Given the nature of the excess tax benefits, we believe excluding it allows investors to make meaningful comparisons between our operating cash flows from quarter to quarter and those of other companies.

- Stock-based compensation expenses. We exclude stock-based compensation expenses primarily because they are non-cash expenses that we exclude from our internal management reporting processes. We also find it useful to exclude these expenses when we assess the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use, we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

- Amortization of purchased intangibles. We incur amortization expense for purchased intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of intangible assets is a non-cash expense and is inconsistent in amount and frequency because it is significantly affected by the timing, size of acquisitions, and the inherent subjective nature of purchase price allocations. Because these costs have already been incurred and cannot be recovered, and are non-cash expenses, we exclude these expenses for internal management reporting processes. We also find it useful to exclude these charges when assessing the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well.

- Income tax effects on the difference between GAAP and non-GAAP costs and expenses. The income tax effects that are excluded relate to the imputed tax impact on the difference between GAAP and non-GAAP costs and expenses due to stock-based compensation and purchased intangibles for GAAP and non-GAAP measures.

Limitations on the Use of Non-GAAP Financial Measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies.

The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business, and to view our non-GAAP financial measures in conjunction with the most directly comparable GAAP financial measures.

The following table reconciles the specific items excluded from GAAP metrics in the calculation of non-GAAP metrics for the periods shown below:

	Fiscal year ended January 31,	
	2023	2022
	(in thousands)	
Net cash provided by operating activities on a GAAP basis	$ 780,470	$ 764,463
Excess tax benefits from employee stock plans	$ (82,009)	$ (56,172)
Net cash provided by operating activities on a non-GAAP basis	$ 698,461	$ 708,291
Net cash used in investing activities on a GAAP basis	$(1,007,683)	$(346,152)
Net cash used in financing activities on a GAAP basis	$ (19,376)	$ (4,140)
Operating income on a GAAP basis	$ 459,091	$ 505,496
Stock-based compensation expense	351,907	234,636
Amortization of purchased intangibles	19,464	18,520
Operating income on a non-GAAP basis	$ 830,462	$ 758,652
Net income on a GAAP basis	$ 487,706	$ 427,390
Stock-based compensation expense	351,907	234,636
Amortization of purchased intangibles	19,464	18,520
Income tax effect on non-GAAP adjustments[1]	(163,508)	(75,827)
Net income on a non-GAAP basis	$ 695,569	$ 604,719
Diluted net income per share on a GAAP basis	$ 3.00	$ 2.63
Stock-based compensation expense	2.17	1.45
Amortization of purchased intangibles	0.12	0.11
Income tax effect on non-GAAP adjustments[1]	(1.01)	(0.46)
Diluted net income per share on a non-GAAP basis	$ 4.28	$ 3.73

[1] For the fiscal years ended January 31, 2023 and 2022, we used an estimated annual effective non-GAAP tax rate of 21%

Liquidity and Capital Resources

	Fiscal year ended January 31,		
	2023	2022	2021
	(in thousands)		
Net cash provided by operating activities	$ 780,470	$ 764,463	$ 551,246
Net cash used in investing activities	(1,007,683)	(346,152)	(333,634)
Net cash (used in) provided by financing activities	(19,376)	(4,140)	33,818
Effect of exchange rate changes on cash and cash equivalents	(4,986)	(4,657)	484
Net change in cash and cash equivalents	$ (251,575)	$ 409,514	$ 251,914

Our principal sources of liquidity continue to be comprised of our existing cash, cash equivalents, and short-term investments, as well as cash flows generated from our operations. As of January 31, 2023, our cash, cash equivalents, and short-term investments totaled $3.1 billion, of which $76 million represented cash and cash equivalents held outside of the United States.

Our primary use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, investments in our information technology infrastructure, and general operating expenses for marketing, facilities, and overhead costs. Long-term cash requirements for items other than normal operating expenses could include the following: the acquisition of businesses, software products, or technologies complementary to our business; and capital expenditures, including the purchase and implementation of internal-use software applications.

Our non-U.S. cash and cash equivalents are not considered indefinitely reinvested outside the United States, except in certain designated jurisdictions. As of January 31, 2023, we have not recorded any taxes, such as withholding taxes, associated with the foreign earnings that are indefinitely reinvested outside of the United States. Under currently enacted tax laws, if we were to choose to repatriate the funds we have designated as indefinitely reinvested outside the United States, such amounts may be subject to certain jurisdictional taxes (e.g., withholding taxes).

We have financed our operations primarily through cash generated from operations. We believe our existing cash, cash equivalents, and short-term investments generated from operations will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our cash deposits are primarily held at financial institutions classified as global systemically important banks, and we maintain sufficient cash at more than one financial institution to meet our operational needs. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the ongoing investments in technology infrastructure, the introduction of new and enhanced solutions, and the continuing market acceptance of our solutions. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing for those arrangements or for other reasons. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

The following is a discussion of our cash flows for the year ended January 31, 2023 compared to the year ended January 31, 2022. For a discussion of our cash flows for the year ended January 31, 2022 compared to the year ended January 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2022, which is hereby incorporated by reference.

Cash Flows from Operating Activities

Our largest source of operating cash inflows is cash collections from our customers for subscription services. We also generate significant cash flows from our professional services arrangements. The first quarter of our fiscal year is seasonally the strongest quarter for cash inflows due to the timing of our annual subscription billings and related collections. Our primary uses of cash from operating activities are for employee-related expenditures, expenses related to our computing infrastructure (including Salesforce, Inc. and Amazon Web Services), building infrastructure costs (including leases for office space), fees for third-party legal counsel and accounting services, and data acquisition costs. Note that our net income reflects the impact of excess tax benefits related to equity compensation.

Net cash provided by operating activities was $780 million for the fiscal year ended January 31, 2023 compared to $764 million provided by operating activities for the fiscal year ended January 31, 2022. The $16 million increase in operating cash flow was primarily due to increased sales and the related cash collections and an increase of $26 million in cash provided by operating activities due to the excess tax benefit from stock option exercises. These increases were partially offset by larger operating expenses due to increases in headcount and a $109 million increase in cash paid for income taxes, net of refunds. The majority of the increase in cash paid for income taxes was related to the Tax Cuts and Jobs Act of 2017, which eliminated the option to deduct research and development expenditures and required taxpayers to capitalize and amortize them over five or fifteen years. Although Congress is considering legislation that would defer the amortization requirement to later years, we have no assurance that the provision will be so deferred, repealed or otherwise modified. If the requirement is not modified, our cash flows from operating activities are expected to be reduced by approximately $90 million in the fiscal year ending January 31, 2024. The requirement may also reduce our cash flows from operating activities in future periods, the amounts and specific periods of which we are unable to estimate at this time.

Cash Flows from Investing Activities

The cash flows from investing activities primarily relate to cash used for the purchase of marketable securities, net of maturities. We also use cash to invest in capital assets to support our growth.

Net cash used in investing activities was $1,008 million for the fiscal year ended January 31, 2023 compared to $346 million used in investing activities for the fiscal year ended January 31, 2022. The $662 million increase in cash used in investing activities was primarily due to the net increase in purchases of investments for the fiscal year ended January 31, 2023.

Cash Flows from Financing Activities

The cash flows from financing activities relate primarily to stock option exercises offset by taxes paid on behalf of employees related to the net share settlement of RSUs. In June 2021, we began funding withholding taxes due on employee RSU awards by net share settlement, rather than our previous approach of requiring employees to either sell shares of our Class A common stock or pay the withholding taxes in cash to cover taxes due upon vesting of such awards.

Net cash used in financing activities was $19 million for the fiscal year ended January 31, 2023 compared to $4 million used in financing activities for the fiscal year ended January 31, 2022. The $15 million increase is primarily related to an increase of $8 million used to pay employee taxes related to the net share settlement of RSUs and a decrease of $8 million in proceeds from employee stock option exercises due to decreased stock option activity during the period.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 1 of the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We derive our revenues primarily from subscription services and professional services. Some of our contracts with customers contain multiple performance obligations. The transaction price is allocated to the distinct performance obligations on a relative standalone selling price basis. Significant judgment is sometimes required in developing an estimate of the standalone selling price for each distinct performance obligation based on our overall pricing objectives, market conditions, and other factors, including other groupings such as customer type and geography. The standalone selling prices of our distinct performance obligations are reviewed on a periodic basis or when there are significant changes in facts and circumstances. Our pricing objectives, market conditions or other factors may change in the future resulting in changes to standalone selling prices that could impact the timing or amount of revenue recognition.

Business Combinations and Valuation of Acquired Intangible Assets

We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions with respect to the valuation of intangible assets. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates. These factors are also considered in determining the useful life of the acquired intangible assets. These estimates are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recorded.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese Yen, Canadian Dollar, British Pound Sterling, Hungarian Forint, Chinese Yuan, Israeli Shekel, and Brazilian Real, and may be adversely affected in the future due to changes in foreign currency exchange rates. For example, changes in exchange rates negatively affected our revenues as expressed in U.S. dollars for the fiscal year ended January 31, 2023. Additionally, changes in exchange rates reduced our expenses as expressed in U.S. dollars for the fiscal year ended January 31, 2023, which largely offset the impact to operating income for those periods resulting from changes in exchange rates that reduced revenue as expressed in U.S. dollars. For the fiscal year ended January 31, 2023, about 83% of our revenues and about 80% of our expenses were denominated in USD, respectively.

We have also experienced and will continue to experience foreign currency fluctuations due to the periodic re-measurement of monetary account balances that are denominated in currencies other than the functional currency of the entities in which they are recorded and such fluctuations can impact our net income. We engage in the hedging of our foreign currency transactions as described in note 7 of the notes to our consolidated financial statements and may, in the future, hedge selected significant transactions or net monetary exposure positions denominated in currencies other than the U.S. dollar. Realized and unrealized foreign currency losses, primarily resulting from the re-measurement of monetary account balances offset by the foreign currency hedges, were both $4 million for the fiscal year ended January 31, 2023. For the fiscal year ended January 31, 2022, we had a realized foreign currency loss of $2 million and an unrealized foreign currency gain of $1 million.

Interest rate sensitivity

We had cash, cash equivalents and short-term investments totaling $3.1 billion as of January 31, 2023. This amount was held primarily in demand deposit accounts, money market funds, U.S. treasury securities and agency obligations, corporate notes and bonds, asset-backed securities, commercial paper, foreign government bonds, and agency mortgage-backed securities. The cash and cash equivalents are held for working capital purposes and other operational activities. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates, which could affect our results of operations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our marketable securities as "available for sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Our fixed-income portfolio is subject to interest rate risk.

An immediate increase of 100-basis points in interest rates would have resulted in a $24 million market value reduction in our investment portfolio as of January 31, 2023. An immediate decrease of 100-basis points in interest rates would have increased the market value by $24 million as of January 31, 2023. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

VEEVA SYSTEMS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Veeva Systems Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Veeva Systems Inc. and subsidiaries (the Company) as of January 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded $2,155 million of total revenues for the year ended January 31, 2023, of which $1,733 million was subscription services related, and $422 million was professional services related. Each of these categories of revenue has multiple service offerings, and the Company's process for revenue recognition differs between them.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the nature and extent of audit evidence obtained over revenue for each service offering required subjective auditor judgment because of the multiple service offerings and the number of information technology (IT) applications involved in the revenue recognition processes.

The following are the primary procedures we performed to address the critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the revenue for service offerings. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue recognition process. We assessed the recorded revenue by selecting transactions and comparing the amounts recognized for consistency with underlying documentation, including contracts with customers. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT applications that are used by the Company in its revenue recognition process. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Santa Clara, California

March 30, 2023

VEEVA SYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares and par value)

	January 31, 2023	January 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 886,465	$1,138,040
Short-term investments	2,216,163	1,238,064
Accounts receivable, net of allowance for doubtful accounts of $469 and $473, respectively	703,055	631,134
Unbilled accounts receivable	82,174	63,266
Prepaid expenses and other current assets	81,456	36,679
Total current assets	3,969,313	3,107,183
Property and equipment, net	49,817	54,495
Deferred costs, net	31,825	33,106
Lease right-of-use assets	55,336	49,640
Goodwill	439,877	439,877
Intangible assets, net	82,476	101,940
Deferred income taxes	136,697	5,097
Other long-term assets	38,955	25,127
Total assets	$4,804,296	$3,816,465
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 41,678	$ 20,348
Accrued compensation and benefits	44,282	33,834
Accrued expenses and other current liabilities	35,306	36,109
Income tax payable	4,946	7,761
Deferred revenue	869,285	731,746
Lease liabilities	11,306	10,981
Total current liabilities	1,006,803	840,779
Deferred income taxes	1,492	2,216
Lease liabilities, noncurrent	49,670	43,607
Other long-term liabilities	30,079	18,226
Total liabilities	1,088,044	904,828
Commitments and contingencies (note 14)		
Stockholders' equity:		
Class A common stock, $0.00001 par value; 800,000,000 shares authorized, 143,693,009 and 139,432,822 issued and outstanding at January 31, 2023 and January 31, 2022, respectively	2	2
Class B common stock, $0.00001 par value; 190,000,000 shares authorized, 14,551,598 and 14,763,775 issued and outstanding at January 31, 2023 and January 31, 2022, respectively	—	—
Additional paid-in capital	1,532,627	1,196,547
Accumulated other comprehensive loss	(31,129)	(11,958)
Retained earnings	2,214,752	1,727,046
Total stockholders' equity	3,716,252	2,911,637
Total liabilities and stockholders' equity	$4,804,296	$3,816,465

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

	Fiscal year ended January 31,		
	2023	2022	2021
Revenues:			
Subscription services	$1,733,002	$1,483,976	$1,179,486
Professional services and other	422,058	366,801	285,583
Total revenues	2,155,060	1,850,777	1,465,069
Cost of revenues[(1)]:			
Cost of subscription services	257,635	224,911	184,589
Cost of professional services and other	351,770	278,767	224,339
Total cost of revenues	609,405	503,678	408,928
Gross profit	1,545,655	1,347,099	1,056,141
Operating expenses[(1)]:			
Research and development	520,278	382,035	294,220
Sales and marketing	348,691	288,061	235,014
General and administrative	217,595	171,507	149,113
Total operating expenses	1,086,564	841,603	678,347
Operating income	459,091	505,496	377,794
Other income, net	50,005	6,815	16,199
Income before income taxes	509,096	512,311	393,993
Provision for income taxes	21,390	84,921	13,995
Net income	$ 487,706	$ 427,390	$ 379,998
Net income per share:			
Basic	$ 3.14	$ 2.79	$ 2.52
Diluted	$ 3.00	$ 2.63	$ 2.36
Weighted-average shares used to compute net income per share:			
Basic	155,385	153,251	150,666
Diluted	162,437	162,277	160,732
Other comprehensive income:			
Net change in unrealized (loss) gain on available-for-sale investments, net of tax	$ (14,854)	$ (9,872)	$ 985
Net change in cumulative foreign currency translation loss	(4,317)	(3,078)	(453)
Comprehensive income	$ 468,535	$ 414,440	$ 380,530

(1)   Includes stock-based compensation as follows:

Cost of revenues:			
Cost of subscription services	$ 6,257	$ 4,795	$ 4,840
Cost of professional services and other	50,341	36,293	27,698
Research and development	141,571	83,837	63,541
Sales and marketing	87,509	56,830	40,574
General and administrative	66,229	52,881	48,348
Total stock-based compensation	$351,907	$234,636	$185,001

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Class A & B common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount				
Balance at January 31, 2020	149,095,583	$ 1	$ 745,475	$ 919,658	$ 460	$1,665,594
Issuance of common stock upon exercise of stock options	1,839,723	1	34,815	—	—	34,816
Issuance of common stock upon vesting of restricted stock units	1,121,502	—	—	—	—	—
Stock-based compensation expense	—	—	185,380	—	—	185,380
Other comprehensive income	—	—	—	—	532	532
Net income	—	—	—	379,998	—	379,998
Balance at January 31, 2021	152,056,808	$ 2	$ 965,670	$1,299,656	$ 992	$2,266,320
Issuance of common stock upon exercise of stock options	1,476,898	—	51,538	—	—	51,538
Issuance of common stock upon vesting of restricted stock units	854,536	—	—	—	—	—
Shares withheld related to net share settlement	(191,645)	—	(56,398)	—	—	(56,398)
Stock-based compensation expense	—	—	235,737	—	—	235,737
Other comprehensive loss	—	—	—	—	(12,950)	(12,950)
Net income	—	—	—	427,390	—	427,390
Balance at January 31, 2022	154,196,597	$ 2	$1,196,547	$1,727,046	$(11,958)	$2,911,637
Issuance of common stock upon exercise of stock options	3,421,303	—	43,654	—	—	43,654
Issuance of common stock upon vesting of restricted stock units	968,004	—	—	—	—	—
Shares withheld related to net share settlement	(341,297)	—	(63,654)	—	—	(63,654)
Stock-based compensation expense	—	—	356,080	—	—	356,080
Other comprehensive loss	—	—	—	—	(19,171)	(19,171)
Net income	—	—	—	487,706	—	487,706
Balance at January 31, 2023	158,244,607	$ 2	$1,532,627	$2,214,752	$(31,129)	$3,716,252

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal year ended January 31,		
	2023	2022	2021
Cash flows from operating activities			
Net income	$ 487,706	$ 427,390	$ 379,998
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,122	27,448	29,455
Reduction of operating lease right-of-use assets	12,198	11,445	10,347
(Accretion) amortization of discount on short-term investments	(3,624)	6,264	3,134
Stock-based compensation	351,907	234,636	185,001
Amortization of deferred costs	22,096	26,050	20,677
Deferred income taxes	(127,502)	11,079	(1,048)
Loss (gain) on foreign currency from mark-to-market derivative	971	(782)	(365)
Bad debt expense (recovery)	256	272	(307)
Changes in operating assets and liabilities:			
Accounts receivable	(72,177)	(67,020)	(174,067)
Unbilled accounts receivable	(18,908)	(16,060)	(14,387)
Deferred costs	(20,815)	(17,084)	(27,164)
Prepaid expenses and other current and long-term assets	(47,399)	(2,910)	(12,424)
Accounts payable	21,429	(2,997)	754
Accrued expenses and other current liabilities	9,276	9,439	13,889
Income taxes payable	(2,815)	5,275	(3,023)
Deferred revenue	140,472	116,144	147,479
Operating lease liabilities	(10,644)	(11,607)	(9,129)
Other long-term liabilities	8,921	7,481	2,426
Net cash provided by operating activities	780,470	764,463	551,246
Cash flows from investing activities			
Purchases of short-term investments	(1,996,878)	(1,117,076)	(979,292)
Maturities and sales of short-term investments	1,002,707	792,918	654,341
Acquisitions, net of cash and restricted cash acquired	—	(7,780)	—
Long-term assets	(13,512)	(14,214)	(8,683)
Net cash used in investing activities	(1,007,683)	(346,152)	(333,634)
Cash flows from financing activities			
Changes in lease liabilities - finance leases	—	(384)	(1,039)
Proceeds from exercise of common stock options	43,654	51,538	34,857
Taxes paid related to net share settlement of equity awards	(63,030)	(55,294)	—
Net cash (used in) provided by financing activities	(19,376)	(4,140)	33,818
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(4,986)	(4,657)	484
Net change in cash, cash equivalents, and restricted cash	(251,575)	409,514	251,914
Cash, cash equivalents, and restricted cash at beginning of period	1,141,225	731,711	479,797
Cash, cash equivalents, and restricted cash at end of period	$ 889,650	$ 1,141,225	$ 731,711
Cash, cash equivalents, and restricted cash at end of period:			
Cash and cash equivalents	$ 886,465	$ 1,138,040	$ 730,504
Restricted cash included in other long-term assets	3,185	3,185	1,207
Total cash, cash equivalents, and restricted cash at end of period	$ 889,650	$ 1,141,225	$ 731,711
Supplemental disclosures of other cash flow information:			
Cash paid for income taxes, net of refunds	$ 167,952	$ 58,627	$ 18,096
Excess tax benefits from employee stock plans	$ 82,009	$ 56,172	$ 80,661
Non-cash investing activities:			
Changes in accounts payable and accrued expenses related to property and equipment purchases	$ (454)	$ (2,489)	$ 3,165

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Description of Business

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, analytics, professional services, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development (R&D) to commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations. Our Commercial Solutions help life sciences companies achieve better, more intelligent engagement with healthcare professionals and healthcare organizations across multiple communication channels, and plan and execute more effective media and marketing campaigns. Our R&D Solutions for the clinical, quality, regulatory, and safety functions help life sciences companies streamline their end-to-end product development processes to increase operational efficiency and maintain regulatory compliance throughout the product life cycle. We also bring the benefits of our content and data management solutions to a set of customers outside of life sciences in the consumer product and chemical industries. Our fiscal year end is January 31.

Principles of Consolidation and Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding annual financial reporting and include the accounts of our wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the consolidated financial statements and the notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Items subject to such estimates and assumptions include, but are not limited to:

- the standalone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations;

- the determination of the period of benefit for amortization of deferred costs;

- the realizability of deferred income tax assets;

- the fair value of our stock-based awards.

As future events cannot be determined with precision, actual results could differ significantly from those estimates.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. We define the term "chief operating decision maker" to be our Chief Executive Officer. Our Chief Executive Officer reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single operating and reportable segment. Since we operate in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Revenue Recognition

We derive our revenues primarily from subscription services and professional services. Subscription services revenues consist of fees from customers accessing our cloud-based software solutions and fees for our data solutions. Professional services and other revenues consist primarily of fees from implementation services, configuration, data services, business consulting, training, and managed services related to our solutions. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, we satisfy a performance obligation.

Our subscription services agreements are generally non-cancellable during the term, although customers typically have the right to terminate their agreements for cause in the event of material breach.

Subscription Services Revenues

Subscription services revenues are recognized ratably over the respective non-cancellable subscription term because of the continuous transfer of control to the customer. Our subscription arrangements are considered service contracts, and the customer does not have the right to take possession of the software.

Professional Services and Other Revenues

The majority of our professional services arrangements are billed on a time and materials basis and revenues are recognized over time based on time incurred and contractually agreed upon rates. Certain professional services revenues are billed on a fixed fee basis and revenues are typically recognized over time as the services are delivered based on time incurred. Data services and training revenues are generally recognized as the services are performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately when they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including other groupings such as customer type and geography.

Deferred Costs

Deferred costs represents sales commissions associated with obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit that we have determined to be one to three years. We determined the period of benefit by taking into consideration the expected renewal period of our customer contracts, our technology and other factors. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of comprehensive income.

Certain Risks and Concentrations of Credit Risk

Our revenues are derived from subscription services, professional services and other services delivered primarily to the life sciences industry. We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities, and other factors could negatively impact our future operating results.

Our financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, and trade accounts receivable. Our cash equivalents and short-term investments are held by established financial institutions. We have established guidelines relative to credit ratings, diversification, and maturities that seek to maintain safety and liquidity. Deposits in these financial institutions may significantly exceed federally insured limits.

We do not require collateral from our customers and generally require payment within 30 days to 60 days of billing.

The following customers individually exceeded 10% of total accounts receivable as of the dates shown:

	January 31,	
	2023	2022
Customer 1	11%	10%
Customer 2	11%	10%

No single customer represented over 10% of our total revenues for any of the years presented.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Short-term Investments

Our short-term investments are classified as available-for-sale and recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income, a component of stockholders' equity. We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income, net, in the consolidated statements of comprehensive income. Interest, amortization of premiums, and accretion of discount on all short-term investments are also included as a component of other income, net, in the consolidated statements of comprehensive income.

We may sell our short-term investments at any time, without significant penalty, for use in current operations or for other purposes, even if they have not yet reached maturity. As a result, we classify our investments, including securities with maturities beyond 12 months, as current assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets and commences once the asset is placed in service or ready for its intended use. Land is not depreciated. The estimated useful lives by asset classification are as follows:

Building	30 years
Building improvements	Remaining useful life of the building
Equipment and computers	3 years
Furniture and fixtures	5 years
Land improvements	10 years
Leasehold improvements	Shorter of remaining life of the lease term or estimated useful life

Leases

We have operating leases for corporate offices. Additionally, we are the sublessor for certain office space.

We recognize lease right-of-use assets and liabilities at the commencement date based on the present value of lease payments over the lease term. We use an estimate of our discount rate based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. The lease right-of-use assets also include any lease payments made and exclude lease incentives such as tenant improvement allowances. Options to extend or terminate the lease are included in the lease term when it is reasonably certain that we will exercise the extension or termination option.

Our operating leases typically include non-lease components such as common-area maintenance costs. We have elected to exclude non-lease components from lease payments for the purpose of calculating lease right-of-use assets and liabilities and these variable lease payments are expensed as incurred.

Leases with a term of one year or less are not recognized on our consolidated balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

Internal-Use Software

We capitalize certain costs incurred for the development of computer software for internal use. We capitalize these costs during the development of the software project, when it is determined that it is probable that the project will be completed and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training, and maintenance are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life of three years, and the amortization expense is recorded as a component of cost of subscription services. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill and Intangible Assets

Goodwill is evaluated for impairment at least annually or more frequently if circumstances indicate that goodwill may be impaired. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the carrying amount of the reporting unit, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Any excess of the carrying value of the goodwill above its fair value is recognized as an impairment loss.

We have one reporting unit and evaluate goodwill for impairment at the entity level. We completed our annual impairment test in our fourth quarter of the fiscal year ended January 31, 2023. There was no goodwill impairment during the years ended January 31, 2023, 2022 and 2021.

Intangible assets associated with purchased intangibles, consisting of existing technology, customer relationships, trade names and trademarks, and data supplier and partner relationships are stated at cost less accumulated amortization and are amortized on a straight-line basis over their estimated remaining economic lives. Amortization expense related to existing technology and data supplier and partner relationships are included in cost of subscription services. Amortization expense related to customer relationships and trade names and trademarks are included in sales and marketing expense.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. There were no impairment charges recognized during any of the periods presented.

Business Combinations

The purchase price in a business combination is assigned to the estimated acquisition date fair values of the tangible and intangible assets acquired and the liabilities assumed with the residual recorded as goodwill. Critical estimates in valuing certain of the intangible assets include, but are not limited to, the net present value of future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates.

Stock-based Compensation

We recognize compensation expense for all stock-based awards, including stock options and restricted stock units (RSUs), based on the estimate of fair value of the award at the grant date. The fair value of each option award is estimated on the grant date using either a Black-Scholes option-pricing model or a Monte Carlo simulation, to the extent market conditions exist, and a single option award approach. These models require that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and expected dividend yield of our common stock. The fair value of each RSU award is measured based on the closing stock price of our common stock on the date of grant. We account for forfeitures as they occur. The compensation expense is recognized using a straight-line basis over the requisite service periods of the awards, which is one to five years for RSUs and four to eight years for stock options.

Cost of Revenues

Cost of subscription services revenues consists of expenses related to our computing infrastructure provided by third parties, including Salesforce, Inc. and Amazon Web Services, personnel-related costs associated with hosting our subscription services and providing support including our data stewards, data acquisition, and third-party contractor costs related to the development of our data products, allocated overhead, amortization expense associated with capitalized internal-use software, and amortization expense associated with purchased intangibles related to our subscription services. Cost of subscription services revenues for Veeva CRM and certain of our multichannel customer relationship management applications include fees paid to Salesforce, Inc. for our use of the Salesforce platform and the associated hosting infrastructure and data center operations that are provided by Salesforce, Inc.

Cost of professional services and other revenues consists primarily of employee-related expenses associated with providing these services, including salaries, benefits and stock-based compensation expense, the cost of third-party subcontractors, travel costs, and allocated overhead.

Advertising Expenses

Advertising expenditures are expensed as incurred and were immaterial for each of the years presented.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We regularly assess the realizability of our deferred tax assets and establish a valuation allowance if it is more likely than not that some or all of our deferred tax assets will not be realized. We evaluate and weigh all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. Generally, more weight is given to objectively verifiable evidence such as the cumulative income in recent years.

We establish liabilities or reduce assets for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that the position will be sustained upon an audit, including resolution of related appeals or litigation processes, if any. The second step requires us to measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. We recognize interest accrued and penalties related to unrecognized tax benefits as a component of provision for income taxes.

Foreign Currency Exchange

Adjustments resulting from translating financial statements for those entities that do not have U.S. dollars as their functional currency are recorded as part of a separate component of the consolidated statements of comprehensive income. All assets and liabilities denominated in currencies other than U.S. dollars are translated into the U.S. dollar functional currency at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Foreign currency transaction gains and losses are included in the consolidated statements of comprehensive income for the period.

Indemnification

Our contracts generally include provisions for indemnifying customers against liabilities if our solutions infringe a third party's intellectual property rights, and we may also incur liabilities if we breach the security and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements as a result of these obligations.

Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 2. Short-Term Investments

As of January 31, 2023, short-term investments consisted of the following (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale securities:				
Certificates of deposits	$ 37,998	$ 31	$ (66)	$ 37,963
Asset-backed securities	448,081	585	(5,708)	442,958
Commercial paper	155,097	8	(580)	154,525
Corporate notes and bonds	1,224,195	1,649	(17,880)	1,207,964
Foreign government bonds	24,654	13	(516)	24,151
U.S. agency obligations	32,995	4	(594)	32,405
U.S. treasury securities	321,946	265	(6,014)	316,197
Total available-for-sale securities	$ 2,244,966	$ 2,555	$ (31,358)	$ 2,216,163

As of January 31, 2022, short-term investments consisted of the following (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale securities:				
Certificates of deposits	$ 13,500	$ —	$ (15)	$ 13,485
Asset-backed securities	191,676	45	(1,432)	190,289
Commercial paper	29,432	—	(2)	29,430
Corporate notes and bonds	669,489	276	(5,856)	663,909
Foreign government bonds	24,577	13	(179)	24,411
U.S. agency obligations	27,978	12	(254)	27,736
U.S. treasury securities	290,513	46	(1,755)	288,804
Total available-for-sale securities	$ 1,247,165	$ 392	$ (9,493)	$ 1,238,064

The following table summarizes the estimated fair value of our short-term investments, designated as available-for-sale and classified by the contractual maturity date of the securities as of the dates shown (in thousands):

	January 31,	
	2023	2022
Due in one year or less	$ 849,673	$ 457,948
Due in greater than one year	1,366,490	780,116
Total	$ 2,216,163	$ 1,238,064

We have not recorded an allowance for credit losses, as we believe any such losses would be immaterial based on the high credit quality of our investments, and it is more likely than not that we will hold these securities until recovery of the cost basis.

The following table shows the fair values of available-for-sale securities which were in an unrealized loss position, aggregated by investment category, as of January 31, 2023 (in thousands):

	12 months or less		Greater than 12 months	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Certificates of deposits	$ 15,934	$ (66)	$ —	$ —
Asset-backed securities	293,854	(3,219)	78,279	(2,489)
Commercial paper	144,741	(580)	—	—
Corporate notes and bonds	604,264	(6,801)	370,969	(11,079)
Foreign government bonds	11,284	(126)	11,827	(390)
U.S. agency obligations	4,941	(61)	24,461	(533)
U.S. treasury securities	210,246	(3,661)	63,422	(2,353)

The following table shows the fair values of available-for-sale securities which were in an unrealized loss position, aggregated by investment category, as of January 31, 2022 (in thousands):

	Less than 12 months	
	Fair value	Gross unrealized losses
Certificates of deposits	$ 5,985	$ (15)
Asset-backed securities	177,056	(1,432)
Commercial paper	17,190	(2)
Corporate notes and bonds	571,099	(5,856)
Foreign government bonds	19,594	(179)
U.S. agency obligations	24,725	(254)
U.S. treasury securities	247,509	(1,756)

Unrealized losses of available-for-sale securities held for more than 12 months as of January 31, 2022 were immaterial. There were no impairments considered other-than-temporary as of January 31, 2023 and 2022 as it is more likely than not we will hold these securities until recovery of the cost basis.

Note 3. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $32 million and $33 million as of January 31, 2023 and January 31, 2022, respectively. Amortization expense for the deferred costs included in sales and marketing expenses in the consolidated statements of comprehensive income, was $22 million, $26 million, and $21 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively. There have been no impairment losses recorded in relation to the costs capitalized for any period presented.

Note 4. Property and Equipment, Net

Property and equipment, net consists of the following as of the dates shown (in thousands):

	January 31,	
	2023	**2022**
Land	$ 3,040	$ 3,040
Building	20,984	20,984
Land improvements and building improvements	22,392	22,392
Equipment and computers	2,233	3,581
Furniture and fixtures	13,995	15,040
Leasehold improvements	18,986	19,002
Construction in progress	302	730
	81,932	84,769
Less accumulated depreciation	(32,115)	(30,274)
Total property and equipment, net	$ 49,817	$ 54,495

Total depreciation expense was $6 million, $7 million, and $9 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

Note 5. Goodwill and Intangible Assets

Goodwill was $440 million as of January 31, 2023 and January 31, 2022.

The following schedule presents the details of intangible assets as of January 31, 2023 (dollar amounts in thousands):

	January 31, 2023			
	Gross carrying amount	**Accumulated amortization**	**Net**	**Remaining useful life (in years)**
Existing technology	$ 28,580	$ (16,418)	$ 12,162	2.9
Customer relationships	113,157	(50,293)	62,864	6.1
Trade name and trademarks	13,900	(9,285)	4,615	1.8
Other intangibles	21,405	(18,570)	2,835	3.0
Total intangible assets	$ 177,042	$ (94,566)	$ 82,476	

The following schedule presents the details of intangible assets as of January 31, 2022 (dollar amounts in thousands):

	January 31, 2022			
	Gross carrying amount	**Accumulated amortization**	**Net**	**Remaining useful life (in years)**
Existing technology	$ 28,580	$ (12,187)	$ 16,393	3.9
Customer relationships	113,157	(38,829)	74,328	7.0
Trade name and trademarks	13,900	(6,645)	7,255	2.8
Other intangibles	21,405	(17,441)	3,964	3.8
Total intangible assets	$ 177,042	$ (75,102)	$ 101,940	

Amortization expense associated with intangible assets was $19 million, $19 million, and $20 million for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

As of January 31, 2023, the estimated amortization expense for intangible assets, for the next five years and thereafter is as follows (in thousands):

Fiscal 2024	$ 19,460
Fiscal 2025	18,557
Fiscal 2026	14,147
Fiscal 2027	8,922
Fiscal 2028	7,778
Thereafter	13,612
Total	$ 82,476

Note 6. Accrued Expenses

Accrued expenses consisted of the following as of the dates shown (in thousands):

	January 31,	
	2023	2022
Accrued commissions	$ 11,240	$ 8,556
Accrued bonus	3,484	4,677
Accrued vacation[1]	6,653	5,546
Payroll tax payable	16,229	9,487
Accrued other compensation and benefits	6,676	5,568
Total accrued compensation and benefits	$ 44,282	$ 33,834
Accrued fees payable to Salesforce, Inc.	$ 6,653	$ 6,521
Taxes payable	9,197	9,743
Accrued third-party professional services subcontractors' fees	2,597	1,961
Other accrued expenses	16,859	17,884
Total accrued expenses and other current liabilities	$ 35,306	$ 36,109

[1] Represents accrued vacation primarily for international employees. Vacation does not accrue for most U.S. employees

Note 7. Fair Value Measurements

The carrying amounts of accounts receivable and other current assets, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature.

Financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires management to make judgments and considers factors specific to the asset or liability.

The following table presents the fair value hierarchy for financial assets measured at fair value on a recurring basis as of January 31, 2023 (in thousands):

	Level 1	Level 2	Total
Assets			
Cash equivalents:			
Money market funds	$ 180,895	$ —	$ 180,895
U.S. Treasury securities	—	22,929	22,929
Corporate notes and bonds	—	6,691	6,691
Short-term investments:			
Certificates of deposits	—	37,963	37,963
Asset-backed securities	—	442,958	442,958
Commercial paper	—	154,525	154,525
Corporate notes and bonds	—	1,207,964	1,207,964
Foreign government bonds	—	24,151	24,151
U.S. agency obligations	—	32,405	32,405
U.S. Treasury securities	—	316,197	316,197
Foreign currency derivative contracts	—	251	251
Total financial assets	$ 180,895	$ 2,246,034	$ 2,426,929

The following table presents the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as of January 31, 2022 (in thousands):

	Level 1	Level 2	Total
Assets			
Cash equivalents:			
Money market funds	$ 428,411	$ —	$ 428,411
Corporate notes and bonds	—	5,853	5,853
Asset-backed securities	—	2,568	2,568
Short-term investments:			
Certificates of deposits	—	13,485	13,485
Asset-backed securities	—	190,289	190,289
Commercial paper	—	29,430	29,430
Corporate notes and bonds	—	663,909	663,909
Foreign government bonds	—	24,411	24,411
U.S. agency obligations	—	27,736	27,736
U.S. Treasury securities	—	288,804	288,804
Foreign currency derivative contracts	—	1,222	1,222
Total financial assets	$ 428,411	$ 1,247,707	$ 1,676,118

We determine the fair value of our security holdings based on pricing from our service providers and market prices from industry-standard independent data providers. The valuation techniques used to measure the fair value of financial instruments having Level 2 inputs were derived from non-binding consensus prices that are corroborated by observable market data or quoted market prices for similar instruments. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs).

Balance Sheet Hedges

We enter into foreign currency forward contracts in order to hedge our foreign currency exposure. These forward contracts are not designated as hedging instruments under applicable accounting guidance, and therefore, we account for them at fair value with changes in the fair value recorded as a component of other income, net in our consolidated statements of comprehensive income. Cash flows from such forward contracts are classified as operating activities. The realized foreign currency gains were $5 million for the fiscal year ended January 31, 2023. Realized foreign currency gains and losses were not material for the fiscal years ended January 31, 2022 and January 31, 2021.

The fair value of our outstanding derivative instruments is summarized below (in thousands):

	January 31,	
	2023	2022
Notional amount of foreign currency derivative contracts	$ 137,998	$ 87,097
Fair value of foreign currency derivative contracts	$ 137,860	$ 85,876

Note 8. Income Taxes

The components of income before income taxes by U.S. and foreign jurisdictions were as follows for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
United States	$ 482,885	$ 487,962	$ 378,042
Foreign	26,211	24,349	15,951
Total	$ 509,096	$ 512,311	$ 393,993

The majority of our revenues from international sales are invoiced from and collected by our U.S. entity and recognized as a component of income before taxes in the United States as opposed to a foreign jurisdiction.

Provision for income taxes consisted of the following for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
Current provision:			
Federal	$ 110,610	$ 53,426	$ 7,108
State	29,775	12,580	4,763
Foreign	8,507	7,837	2,825
Total current provision	148,892	73,843	14,696
Deferred (benefit) provision:			
Federal	(98,923)	1,870	(816)
State	(20,755)	945	681
Foreign	(7,824)	8,264	(566)
Total deferred (benefit) provision	(127,502)	11,079	(701)
Provision for income taxes	$ 21,390	$ 84,921	$ 13,995

Provision for income taxes differed from the amount computed by applying the federal statutory income tax rate of 21% for each of the fiscal years ended January 31, 2023, 2022, and 2021 to income before income taxes as a result of the following for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
Federal tax statutory tax rate	$106,910	$107,585	$ 82,739
State taxes	7,318	11,035	4,401
Tax credits	(33,463)	(25,968)	(24,617)
Stock-based compensation	(52,304)	(29,715)	(54,488)
Valuation allowance	5,654	19,402	10,269
Foreign derived intangible income deduction (FDII)	(15,811)	(3,406)	(5,134)
Other	3,086	5,988	825
Provision for income taxes	$ 21,390	$ 84,921	$ 13,995

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities related to the following (in thousands):

	January 31,	
	2023	2022
Deferred tax assets:		
Accruals and reserves	$ 13,137	$ 7,068
Capitalized expenditures	123,746	10,477
Stock-based compensation	32,536	16,615
Net operating loss carryforward	12,245	21,850
Tax credit carryforward	43,732	34,725
Lease liabilities	15,724	13,813
Other	7,890	2,955
Gross deferred tax assets	249,010	107,503
Valuation allowance	(51,685)	(48,484)
Total deferred tax assets	197,325	59,019
Deferred tax liabilities:		
Intangible assets	(28,799)	(31,200)
Lease right-of-use assets	(14,192)	(12,497)
Deferred costs	(12,949)	(10,552)
Other	(6,180)	(1,889)
Total deferred tax liabilities	(62,120)	(56,138)
Net deferred tax assets	$ 135,205	$ 2,881

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We maintain a full valuation allowance against certain foreign and net California deferred tax assets as it is not more likely than not that we will recognize the future benefits of these deferred tax assets.

As of January 31, 2023, the net operating loss carryforwards for federal, state, and foreign income tax purposes were approximately $15 million, $43 million, and $25 million, respectively. The federal net operating losses do not expire, while the state and foreign net operating losses begin to expire in 2031 and 2026, respectively.

As of January 31, 2023, we had $66 million of California research and development tax credits available to offset future taxes which do not expire.

We evaluate tax positions for recognition using a more likely than not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. We classify unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as "other non-current liabilities" in the consolidated balance sheets. As of January 31, 2023, the total amount of gross unrecognized tax benefits was $31 million, of which $18 million, if recognized, would favorably impact our effective tax rate. The aggregate changes in our total gross amount of unrecognized tax benefits are summarized as follows for the periods shown (in thousands):

| | Fiscal year ended January 31, | | |
	2023	2022	2021
Beginning balance	$ 25,241	$ 18,628	$ 14,515
Increases related to tax positions taken during the prior period	971	3,218	96
Increases related to tax positions taken during the current period	4,934	4,122	4,126
Decreases related to tax positions taken during the prior period	(137)	—	(51)
Audit settlements	—	(195)	—
Lapse of statute of limitations	(296)	(532)	(58)
Ending balance	$ 30,713	$ 25,241	$ 18,628

Our policy is to classify interest and penalties associated with unrecognized tax benefits as a component of the provision for income taxes. Accrued interest and penalties included in our liability related to unrecognized tax benefits were $3 million, $2 million, and $1 million as of January 31, 2023, 2022, and 2021, respectively.

We file tax returns in the United States for federal, California, and other states. Fiscal years ended January 31, 2017 and forward remain open to examination for federal income tax, and fiscal years ended January 31, 2018 and forward remain open to examination for California and other states. We file tax returns in multiple foreign jurisdictions. The fiscal years ended January 31, 2018 and forward remain open to examination in these foreign jurisdictions.

Note 9. Deferred Revenue, Performance Obligations, and Unbilled Accounts Receivable

From the deferred revenue balance at the beginning of the respective periods, we recognized $708 million, $605 million, and $464 million of subscription services revenue during the fiscal years ended January 31, 2023, 2022, and 2021, respectively. Professional services revenue recognized in the same periods from the deferred revenue balances at the beginning of the respective periods was immaterial.

Transaction Price Allocated to the Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancellable amounts that will be invoiced and recognized as revenues in future periods. We applied the practical expedient in accordance with ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606) to exclude the amounts related to professional services contracts as these contracts generally have a remaining duration of one year or less.

As of January 31, 2023, approximately $1,663 million of revenue is expected to be recognized from remaining performance obligations for subscription services contracts. We expect to recognize revenue on approximately 80% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

Unbilled Accounts Receivable

Unbilled accounts receivable consists of (i) a receivable primarily for the revenue recognized for professional services performed but not yet billed, which was $32 million and $28 million as of January 31, 2023 and January 31, 2022, respectively, and (ii) a contract asset primarily for revenue recognized from non-cancellable, multi-year orders in which fees increase annually but for which we are not contractually able to invoice until a future period, which was $50 million and $36 million as of January 31, 2023 and January 31, 2022, respectively.

Note 10. Leases

We have operating leases for corporate offices. Our leases have various expiration dates through 2034, some of which include options to extend the leases for up to nine years. Additionally, we are the sublessor for certain office space. Our sublease income for the fiscal years ended January 31, 2023, 2022, and 2021 was immaterial.

For the fiscal years ended January 31, 2023, 2022, and 2021, our operating lease expense was $16 million, $14 million, and $13 million, respectively.

Supplemental cash flow information related to leases was as follows (in thousands):

	Fiscal year ended January 31,	
	2023	2022
Cash paid for operating lease liabilities	$ 12,908	$ 13,800
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$ 14,488	$ 3,848

Supplemental balance sheet information related to operating leases was as follows (in thousands, except lease term and discount rate):

	January 31,	
	2023	2022
Weighted Average Remaining Lease Term	6.7 years	6.0 years
Weighted Average Discount Rate	4.2%	3.7%

As of January 31, 2023, remaining maturities of operating lease liabilities are as follows (in thousands):

Fiscal 2024	$ 8,964
Fiscal 2025	11,986
Fiscal 2026	9,964
Fiscal 2027	8,895
Fiscal 2028	8,395
Thereafter	24,259
Total operating lease payments	72,463
Less imputed interest	11,487
Total operating lease liabilities	$ 60,976

Note 11. Stockholders' Equity

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock.

As of January 31, 2023, we had 143,693,009 shares of Class A common stock and 14,551,598 shares of Class B common stock outstanding.

As of January 31, 2022, we had 139,432,822 shares of Class A common stock and 14,763,775 shares of Class B common stock outstanding.

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by our restated certificate of incorporation or by law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

- if we were to seek to amend our restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

- if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our restated certificate of incorporation requires the approval of a majority of our outstanding Class B common stock voting as a separate class for any transaction that would result in a change in control of our company.

Dividend Rights

Holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. To date, no dividends have been declared or paid by us.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Form 10-K

Conversion Rights

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs following the closing of our IPO, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to any "permitted transferee" as defined in our restated certificate of incorporation, which includes, among others, transfers:

- to trusts, corporations, limited liability companies, partnerships, foundations or similar entities established by a Class B stockholder, provided that:

- such transfer is to entities established by a Class B stockholder where the Class B stockholder retains the exclusive right to vote and direct the disposition of the shares of Class B common stock; or

- such transfer does not involve payment of cash, securities, property, or other consideration to the Class B stockholder.

Once converted into Class A common stock, a share of Class B common stock may not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of a single class of common stock upon the earliest to occur of the following: (i) upon the election of the holders of a majority of the then-outstanding shares of Class B common stock or (ii) October 15, 2023. Following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A and Class B common stock may not be reissued.

Employee Equity Plans

Beginning in the fiscal quarter ended April 30, 2019, we implemented a new equity compensation program applicable to the vast majority of our employees but not applicable to our Chief Executive Officer (CEO). Prior to the adoption of the new equity compensation program, at the time of hire, our employees received a grant of RSUs that vested quarterly over 4 years and received additional equity from time to time thereafter. Under the new equity compensation program, the vast majority of our employees are granted both RSUs, which typically vest over a one-year period, and stock options, which typically vest over a four-year period.

2007 Stock Plan

Our board of directors adopted our 2007 Stock Plan (2007 Plan) in February 2007, and our stockholders approved it in February 2007. No further awards have been made under our 2007 Plan since the adoption of the 2012 Equity Incentive Plan.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan (2012 EIP) in November 2012, and our stockholders approved it in December 2012. An amendment and restatement of the 2012 EIP was approved by our board of directors in March 2013, and our stockholders approved it in March 2013. The 2012 EIP became effective on adoption and replaced our 2007 Plan. No further awards have been made under our 2012 EIP since the adoption of the 2013 Equity Incentive Plan.

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Equity Incentive Plan in August 2013, and our stockholders approved it in September 2013. The 2013 Equity Incentive Plan became effective immediately on adoption although no awards were made under it until the date of our IPO on October 15, 2013, at which time our 2013 Equity

Incentive Plan replaced our 2012 EIP. Our board of directors approved the amended and restated 2013 Equity Incentive Plan (as amended and restated, 2013 EIP) in March 2022, and our stockholders approved it in June 2022, at which time the amended and restated 2013 EIP took effect.

As of January 31, 2023, the number of shares of our Class A common stock available for issuance under the 2013 EIP was 40,161,454 plus any shares of our Class B common stock subject to awards under the 2012 EIP and the 2007 Plan that expire or lapse unexercised or, with respect to shares issued pursuant to such awards, are forfeited or repurchased by us after the date of our IPO on October 15, 2013. The number of shares available for issuance under the 2013 EIP automatically increases on the first business day of each of our fiscal years, commencing in 2014, by a number equal to the least of (a) 13.75 million shares, (b) 5% of the shares of all classes of our common stock outstanding on the last business day of the prior fiscal year, or (c) the number of shares determined by our board of directors. During our fiscal year ended January 31, 2023, our board of directors determined to add 5,396,880 shares of common stock to the 2013 EIP.

2013 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (ESPP) was adopted by our board of directors in August 2013 and our stockholders approved it in September 2013. The ESPP became effective as of our IPO registration statement on Form S-1, on October 15, 2013. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (Code). The ESPP was approved with a reserve of 4 million shares of Class A common stock for future issuance under various terms provided for in the ESPP. As of January 31, 2023, the number of shares available for issuance under our ESPP was 4,897,856. The number of shares available for issuance under the ESPP automatically increases on the first business day of each of our fiscal years, commencing in 2014, by a number equal to the least of (a) 2.2 million shares, (b) 1% of the shares of all classes of our common stock outstanding on the last business day of the prior fiscal year or (c) the number of shares determined by our board of directors. During our fiscal year ended January 31, 2023, our board of directors determined no additional shares were to be made available for issuance under the ESPP.

During active offering periods, our ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our Class A common stock on the first day of the applicable offering period or the fair market value of our Class A common stock on the purchase date. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The initial offering period for our ESPP commenced on the date of our initial public offering and ended on June 15, 2014. We have not had any open offering periods subsequent to the initial offering period.

Stock Option Activity

The 2007 Stock Plan and the 2012 EIP provided, and the 2013 EIP provides, for the issuance of incentive and nonstatutory options to employees, consultants and non-employee directors. Options issued under and outside of the 2007 Plan generally are exercisable for periods not to exceed 10 years and generally vest over four to five years. Options issued under the 2012 EIP and 2013 EIP generally are exercisable for periods not to exceed 10 years and generally vest over four years, with certain options vesting over five to nine years. A summary of stock option activity for the fiscal year ended January 31, 2023 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Options outstanding at January 31, 2022	12,090,522	$ 77.89	4.6	$ 1,964
Options granted	3,267,206	205.48		
Options exercised	(3,421,303)	12.74		
Options forfeited/cancelled	(433,016)	209.53		
Options outstanding at January 31, 2023	11,503,409	$ 128.62	5.9	$ 705
Options vested and exercisable at January 31, 2023	5,370,570	$ 74.10	3.9	$ 549
Options vested and exercisable at January 31, 2023 and expected to vest thereafter	11,503,409	$ 128.62	5.9	$ 705

The options granted during the fiscal year ended January 31, 2023 were predominantly made in connection with our annual performance review cycle. The weighted average grant-date fair value of options granted was $88.25, $108.42, and $71.86 for the fiscal years ended January 31, 2023, 2022, and 2021, respectively.

As of January 31, 2023, there was $345 million in unrecognized compensation cost related to unvested stock options granted under the 2012 Equity Incentive Plan and 2013 Equity Incentive Plan. This cost is expected to be recognized over a weighted average period of 2.5 years.

As of January 31, 2023, we had authorized and unissued shares of common stock sufficient to satisfy exercises of stock options.

Our closing stock price as reported on the New York Stock Exchange as of January 31, 2023, the last trading day of fiscal year 2023 was $170.55. The total intrinsic value of options exercised was approximately $551 million for the fiscal year ended January 31, 2023.

Stock Option Valuation Assumptions

The following table presents the weighted-average assumptions used to estimate the grant date fair value of options granted during the periods presented:

	Fiscal year ended January 31,		
	2023	2022	2021
Volatility	37% - 40%	37% - 39%	39% - 42%
Expected term (in years)	6.00 - 7.00	6.25	6.25 - 7.25
Risk-free interest rate	1.90% - 4.20%	0.70% - 1.60%	0.33% - 1.43%
Dividend yield	—%	—%	—%

Restricted Stock Units

The 2013 EIP provides for the issuance of RSUs to employees. RSUs issued under the 2013 EIP generally vest over one to five years. A summary of RSU activity for the fiscal year ended January 31, 2023 is as follows:

	Unreleased restricted stock units	Weighted average grant date fair value
Balance at January 31, 2022	619,388	$ 175.23
RSUs granted	1,548,166	204.88
RSUs vested	(968,004)	198.24
RSUs forfeited / cancelled	(95,871)	200.97
Balance at January 31, 2023	1,103,679	194.36

As of January 31, 2023, there was a total of $168 million in unrecognized compensation cost related to unvested RSUs. This cost is expected to be recognized over a weighted-average period of approximately 2.3 years. The total intrinsic value of RSUs vested was $180 million for the fiscal year ended January 31, 2023.

Note 12. Other Income

Other income, net, consisted of the following (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
Foreign currency gain (loss)	$ 591	$ (714)	$ 2,275
Accretion (amortization) on investments	2,982	(7,201)	(3,082)
Interest income, net	45,860	14,730	15,859
Miscellaneous income	572	—	1,147
Other income, net	$ 50,005	$ 6,815	$ 16,199

Note 13. Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share is computed by dividing net income by the weighted-average shares outstanding, including potentially dilutive shares of common equivalents outstanding during the period. The dilutive effect of potential shares of common stock are determined using the treasury stock method.

The computation of fully diluted net income per share of Class A common stock assumes the conversion from Class B common stock, while the fully diluted net income per share of Class B common stock does not assume the conversion of those shares.

Form 10-K

The numerators and denominators of the basic and diluted net income per share computations for our common stock are calculated as follows (in thousands, except per share data):

| | Fiscal year ended January 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Basic						
Numerator						
Net income, basic	$ 441,425	$ 46,281	$ 386,180	$ 41,210	$ 341,866	$ 38,132
Denominator						
Weighted average shares used in computing net income per share, basic	140,640	14,745	138,474	14,777	135,547	15,119
Net income per share, basic	$ 3.14	$ 3.14	$ 2.79	$ 2.79	$ 2.52	$ 2.52
Diluted						
Numerator						
Net income, basic	$ 441,425	$ 46,281	$ 386,180	$ 41,210	$ 341,866	$ 38,132
Reallocation as a result of conversion of Class B to Class A common stock:						
Net income, basic	46,281	—	41,210	—	38,132	—
Reallocation of net income to Class B common stock	—	19,163	—	21,480	—	21,409
Net income, diluted	$ 487,706	$ 65,444	$ 427,390	$ 62,690	$ 379,998	$ 59,541
Denominator						
Number of shares used for basic net income per share computation	140,640	14,745	138,474	14,777	135,547	15,119
Conversion of Class B to Class A common stock	14,745	—	14,777	—	15,119	—
Effect of potentially dilutive common shares	7,052	7,052	9,026	9,026	10,066	10,066
Weighted average shares used in computing net income per share, diluted	162,437	21,797	162,277	23,803	160,732	25,185
Net income per share, diluted	$ 3.00	$ 3.00	$ 2.63	$ 2.63	$ 2.36	$ 2.36

Potential common share equivalents excluded where the inclusion would be anti-dilutive are as follows:

| | Fiscal year ended January 31, | | |
	2023	2022	2021
Options and awards	3,945,110	958,476	1,045,222

Note 14. Commitments and Contingencies

Litigation

IQVIA Litigation Matters

Veeva OpenData and Veeva Network Action.

On January 10, 2017, IQVIA Inc. (formerly Quintiles IMS Incorporated) and IMS Software Services, Ltd. (collectively, "IQVIA") filed a complaint against us in the U.S. District Court for the District of New Jersey (IQVIA Inc. v. Veeva Systems Inc. (No. 2:17-cv-00177)). In the complaint, IQVIA alleges that we used unauthorized access to proprietary IQVIA data to improve our software and data products and that our software is designed to steal IQVIA trade secrets. IQVIA further alleges that we have intentionally gained unauthorized access to IQVIA proprietary information to gain an unfair advantage in marketing our products and that we have made false statements concerning IQVIA's conduct and our data security capabilities. IQVIA asserts claims under both federal and state misappropriation of trade secret laws, federal false advertising law, and common law claims for unjust enrichment, tortious interference, and unfair trade practices. The complaint seeks declaratory and injunctive relief and unspecified monetary damages.

On March 13, 2017, we filed our answer denying IQVIA's claims and filed counterclaims. Our counterclaims allege that IQVIA, as the dominant provider of data for life sciences companies, has abused monopoly power to exclude Veeva OpenData and Veeva Network from their respective markets. The counterclaims allege that IQVIA has engaged in various tactics to prevent customers from using our applications and has deliberately raised costs and increased the difficulty of attempting to switch from IQVIA data to our data products. As amended, our counterclaims assert federal and state antitrust claims, as well as claims under California's Unfair Practices Act and common law claims for intentional interference with contractual relations, intentional interference with prospective economic advantage, and negligent misrepresentation. The counterclaims seek injunctive relief, monetary damages exceeding $200 million, and attorneys' fees. On October 3, 2018, the court denied IQVIA's motion to dismiss our antitrust claims.

On February 18, 2020, IQVIA filed a motion for sanctions against Veeva, seeking default judgment and dismissal and, in the alternative, an adverse inference at trial related to discovery disputes. On May 7, 2021, the special master appointed to oversee litigation discovery ruled against IQVIA's request for default judgment and dismissal and ruled in IQVIA's favor with respect to certain other matters, including recommending to the trial judge that a permissive adverse inference instruction be issued to the jury with respect to certain documents that were not preserved by Veeva. Should the trial judge accept the recommendation, the jury would be permitted, but not required, to infer that certain evidence not preserved by Veeva would have been unfavorable to Veeva, if the jury first concludes that Veeva controlled the evidence, that the evidence was relevant, and that Veeva should have preserved the evidence. The jury is also likely to be instructed that it may also consider whether the non-preserved evidence was duplicative of other evidence produced by Veeva and whether Veeva's conduct was reasonable in light of all circumstances. Veeva was also ordered to pay IQVIA's fees and expenses incurred in connection with portions of its sanctions motion. On June 4, 2021, we appealed the special master's ruling and IQVIA's fee award to the federal district court judge.

Fact discovery is largely complete and we expect to complete expert discovery in July 2023. While it is not possible at this time to predict with any degree of certainty the ultimate outcome of this action, and we are unable to make a meaningful estimate of the amount or range of gain or loss, if any, that could result from the OpenData and Network Action, we believe that IQVIA's claims lack merit and that our counterclaims warrant injunctive relief and monetary damages for Veeva.

Veeva Nitro Action.

On July 17, 2019, IQVIA filed a lawsuit in the U.S. District Court for the District of New Jersey (IQVIA Inc. v. Veeva Systems Inc. (No. 2:19-cv-15517)) (IQVIA Declaratory Action) seeking a declaratory judgment that IQVIA is not liable to Veeva for disallowing use of IQVIA's data products in Veeva Nitro or any later-introduced Veeva software products. The IQVIA Declaratory Action does not seek any monetary relief.

On July 18, 2019, we filed a lawsuit against IQVIA in the U.S. District Court for the Northern District of California (Veeva Systems Inc. v. IQVIA Inc. (No. 3:19-cv-04137)) (Veeva Nitro Action), alleging that IQVIA engaged in anticompetitive conduct as to Veeva Nitro. Our complaint asserts federal and state antitrust claims, as well as claims under California's Unfair Competition Law and common law claims for intentional interference with contractual relations and intentional interference with prospective economic advantage. The complaint seeks injunctive relief and monetary damages. IQVIA filed its answer and affirmative defenses on September 5, 2019.

On September 26, 2019, the Northern District of California transferred the Veeva Nitro Action to the District of New Jersey (Veeva Systems Inc. v. IQVIA Inc. (No. 2:19-cv-18558)).

On March 24, 2020, we amended our complaint in the Veeva Nitro Action to include allegations of IQVIA's anticompetitive conduct as to additional Veeva software applications, such as Veeva Andi, Veeva Align, and Veeva Vault MedComms; additional examples of IQVIA's monopolistic behavior against Veeva Nitro; IQVIA's unlawful access of Veeva's proprietary software products; and a request for declaratory relief. IQVIA answered the amended complaint on May 22, 2020.

On August 21, 2020, the District of New Jersey consolidated the Veeva Nitro Action and IQVIA Declaratory Action. Fact discovery is largely complete and we expect to complete expert discovery in July 2023.

While it is not possible at this time to predict with any degree of certainty the ultimate outcome of this action, we believe that our claims warrant injunctive and declaratory relief and monetary damages for Veeva and against IQVIA.

Fee Arrangements Related to the IQVIA Litigation Matters. We have entered into partial contingency fee arrangements with certain law firms representing us in the IQVIA litigations. Pursuant to those arrangements, such law firms are entitled to an agreed portion of any damages we recover from IQVIA or may be entitled to payment of success fees from us based on the achievement of certain outcomes. While it is reasonably possible that we may incur such success fees, we are unable to make an estimate of any such liability and have not accrued any liability related to success fees at this time.

Medidata Litigation Matter

On January 26, 2017, Medidata Solutions, Inc. filed a complaint in the U.S. District Court for the Southern District of New York (*Medidata Solutions, Inc. v. Veeva Systems Inc. et al.* (No. 1:17-cv-00589)) against us and five individual Veeva employees who previously worked for Medidata ("Individual Employees"). The complaint alleged that we induced and conspired with the Individual Employees to breach their employment agreements, including non-compete and confidentiality provisions, and to misappropriate Medidata's confidential and trade secret information. The complaint sought declaratory and injunctive relief, unspecified monetary damages, and attorneys' fees. Medidata amended its complaint twice, asserting the same claims with additional factual allegations, and voluntarily dismissed the Individual Defendants without prejudice. The trial began on July 11, 2022. On July 15, 2022, after four days of jury trial, the court granted Veeva's motion for judgment as a matter of law, thereby resolving the case in favor of Veeva. Medidata moved for reconsideration of the decision on July 29, 2022, which was denied by the court on August 18, 2022. Medidata filed an appeal in the Second Circuit Court of Appeals on January 3, 2023. While it is not possible at this time to predict with any degree of certainty the ultimate outcome of this appeal, and we are unable to make a meaningful estimate of the amount or range of loss, if any, that could result from any unfavorable outcome, we believe that Medidata's appeal lacks merit and we plan to oppose the appeal.

Mednet Litigation Matter

On July 14, 2020, Mednet Solutions, Inc. filed a complaint in Minnesota state court (Mednet Solutions, Inc. v. Veeva Systems Inc. (No. 27-CV-20-9374)) against us and a Veeva employee who previously worked for Mednet. The complaint alleged that the employee improperly accessed Mednet's computer systems after joining Veeva, in violation of his employment agreement to misappropriate Mednet's confidential and trade secret information for our benefit. The complaint sought declaratory and injunctive relief, unspecified monetary damages, and attorneys' fees.

On December 9, 2020, the case was removed to the U.S. District Court for the District of Minnesota (No. 20-cv-2502). The complaint has been amended twice to include additional factual allegations, a claim against the employee under the federal Computer Fraud and Abuse Act, and direct claims against us for misappropriation. The matter is currently in the discovery phase of litigation, with a trial set for early 2024.

While it is not possible at this time to predict with any degree of certainty the ultimate outcome of this litigation, and we are unable to make a meaningful estimate of the amount or range of loss, if any, that could result from any unfavorable outcome, we believe that Mednet's claims lack merit.

Other Litigation Matters

From time to time, we may be involved in other legal proceedings and subject to claims incident to the ordinary course of business. Although the results of such legal proceedings and claims cannot be predicted with certainty, we believe we are not currently a party to any other legal proceedings, the outcome of which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial position. Regardless of the outcome, such proceedings can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Note 15. Revenues by Product

We group our revenues into two product areas: Commercial Solutions and R&D Solutions. Commercial Solutions revenues consist of revenues from our Veeva Commercial Cloud and Veeva Claims solutions. R&D Solutions consist of revenues from our Veeva Development Cloud, Veeva RegulatoryOne, and Veeva QualityOne solutions.

Total revenues consist of the following (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
Subscription services			
Commercial Solutions	$ 946,252	$ 876,458	$ 744,856
R&D Solutions	786,750	607,518	434,630
Total subscription services	1,733,002	1,483,976	1,179,486
Professional services			
Commercial Solutions	177,188	165,086	142,003
R&D Solutions	244,870	201,715	143,580
Total professional services	422,058	366,801	285,583
Total revenues	$ 2,155,060	$ 1,850,777	$ 1,465,069

Note 16. Information about Geographic Areas

We track and allocate revenues by principal geographic area rather than by individual country, which makes it impractical to disclose revenues for the United States or other specific foreign countries. We measure subscription services revenue primarily by the estimated location of the end users in each geographic area for our Commercial Solutions and primarily by the estimated location of usage in each geographic area for our R&D Solutions. We measure professional services revenue primarily by the location of the resources performing the professional services.

Total revenues by geographic area were as follows for the periods shown below (in thousands):

	Fiscal year ended January 31,		
	2023	2022	2021
Revenues by geography			
North America	$ 1,253,760	$ 1,063,770	$ 838,192
Europe	598,828	509,127	400,790
Asia Pacific	244,655	225,968	183,848
Middle East, Africa, and Latin America	57,817	51,912	42,239
Total revenues	$ 2,155,060	$ 1,850,777	$ 1,465,069

Long-lived assets by geographic area are as follows as of the periods shown below (in thousands):

	January 31,	
	2023	2022
Long-lived assets by geography		
North America	$42,003	$45,625
Europe	5,336	6,135
Asia Pacific	963	1,335
Middle East, Africa, and Latin America	1,515	1,400
Total long-lived assets	$49,817	$54,495

Note 17. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees as well as a Registered Retirement Savings Plan (RRSP) for eligible employees in Canada. Under the 401(k) plan, we match up to $2,000 per employee per year. Under the RRSP plan, we also match up to $2,000 per employee per year. For the fiscal years ended January 31, 2023, 2022, and 2021, total expense related to these plans was $8 million, $7 million, and $6 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of January 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of January 31, 2023 based on the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, KPMG LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or would be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2023 Annual Meeting of Stockholders (Proxy Statement), which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2023, and is incorporated in this report by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2023 and is incorporated in this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2023 and is incorporated in this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2023 and is incorporated in this report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2023 and is incorporated in this report by reference.

Form 10-K

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) *Documents Filed.* The following documents are filed as part of, or incorporated by reference into, this Form 10-K:

    1. *Financial Statements*. See <u>Index to Consolidated Financial Statements</u> under <u>Item 7</u> of this Form 10-K.

    2. *Financial Statement Schedules*. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

    3. *Exhibits*. We have filed, or incorporated into this Form 10-K by reference, the exhibits listed on the accompanying <u>Exhibit Index</u> immediately preceding the signature page of this Form 10-K.

(b) *Exhibits*. See Item 15(a)(3) above.

(c) *Financial Statement Schedules*. See Item 15(a)(2) above.

ITEM 16. FORM 10-K SUMMARY.

A Form 10-K summary is provided at the beginning of this document, with hyperlinked cross-references. This allows users to easily locate the corresponding items in this Form 10-K, where the disclosure is fully presented. The summary does not include certain Part III information that is incorporated by reference to the Proxy Statement.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation of Veeva Systems Inc.	8-K	001-36121	3.1	6/28/2021	
3.2	Amended and Restated Bylaws of Veeva Systems Inc.	8-K	001-36121	3.2	6/28/2021	
4.1	Form of Registrant's Class A common stock certificate.	S-1/A	333-191085	4.1	10/3/2013	
4.2	Description of Capital Stock.					X
10.1	Data Processing Addendum, dated April 4, 2014, to Value-Added Reseller Agreement, between Registrant and salesforce.com, inc., as amended.	10-Q	001-36121	10.1	6/6/2014	
10.2	Purchase and Sale Agreement, dated June 11, 2014, between Registrant and The Duffield Family Foundation, as amended July 16, 2014.	10-Q	001-36121	10.1	9/11/2014	
10.3	Description of Non-Employee Director Compensation.	10-Q	001-36121	10.1	9/3/2021	
10.4*	Form of Indemnification Agreement between the Registrant and each of its directors and officers.	8-K	001-36121	10.1	2/1/2021	
10.5*	2007 Stock Plan and forms of agreements thereunder.	S-1	333-191085	10.2	9/11/2013	
10.6*	2012 Equity Incentive Plan and forms of agreements thereunder.	S-1	333-191085	10.3	9/11/2013	
10.7*	2013 Equity Incentive Plan and forms of agreements thereunder.	10-K	001-36121	10.7	3/30/2021	
10.8*	Veeva Systems Inc. 2013 Equity Incentive Plan, as amended and restated.	8-K	001-36121	10.1	6/13/2022	
10.9*	2013 Employee Stock Purchase Plan.	S-1/A	333-191085	10.5	10/3/2013	
10.10**	Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended December 3, 2010, December 13, 2010, April 15, 2011, August 23, 2011, September 29, 2011, April 3, 2012,May 24, 2012, March 3, 2014, and August 11, 2016.	S-1/A	333-191085	10.7	9/20/2013	
10.11**	Eighth Amendment, dated March 3, 2014, to Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Registrant and salesforce.com, inc., as amended.	8-K	001-36121	10.1	3/4/2014	
10.12*	Offer letter, dated June 20, 2013, between Peter P. Gassner and the Registrant.	S-1	333-191085	10.8	9/11/2013	
10.13*	Offer letter, dated August 14, 2012, between Jonathan W. Faddis and the Registrant.	10-Q	001-36121	10.1	6/4/2015	

Form 10-K

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.14*	Amended offer letter, dated April 26, 2022, between Jonathan W. Faddis and the Registrant.					X
10.15	Data Processing Addendum, dated January 23, 2016, to Value-Added Reseller Agreement, between Registrant and salesforce.com, inc., as amended.	10-K	001-36121	10.17	3/31/2016	
10.16	Offer letter, dated February 20, 2015, between Alan V. Mateo and the Registrant.	10-Q	001-36121	10.1	6/8/2016	
10.17	Offer letter, dated January 23, 2013, between E. Nitsa Zuppas and the Registrant.	10-Q	001-36121	10.2	6/8/2016	
10.18	Ninth Amendment, dated August 11, 2016, to Amended and Restated Value-Added Reseller Agreement dated September 2010, between Registrant and salesforce.com, inc., as amended.	10-Q	001-36121	10.1	9/8/2016	
10.19	2013 Equity Incentive Plan Forms of Notice of Stock Option Grants to Peter P. Gassner.	10-K	001-36121	10.22	3/30/2018	
10.20	Offer Letter, dated March 17, 2019, between Tom Schwenger and the Registrant.	10-Q	001-36121	10.1	6/4/2020	
10.21	Offer Letter, dated April 19, 2020, between Brent Bowman and the Registrant.	8-K	001-36121	10.1	8/31/2020	
10.22	Advisor Agreement, dated September 30, 2022, between Frederic Lequient and the Registrant.	10-Q	001-36121	10.1	12/7/2022	
21.1	List of Subsidiaries of Registrant.					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (see page 96 of this Annual Report on Form 10-K).					X
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.1†	Certification of Chief Executive Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.					X
32.2†	Certification of Chief Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.					X
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Schema Linkbase Document.					X
101.CAL	XBRL Taxonomy Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Definition Linkbase Document.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.LAB	XBRL Taxonomy Labels Linkbase Document.					X
101.PRE	XBRL Taxonomy Presentation Linkbase Document.					X
104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*   Indicates a management contract or compensatory plan.

**   Portions of this exhibit (indicated by asterisks) have been omitted pursuant to an order granting confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission (SEC).

†   The certifications attached as Exhibit 32.1 and 32.2 that accompany this Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Veeva Systems Inc. under the Securities Act of 1933, as amended (Securities Act), or the Securities Exchange Act of 1934, as amended (Exchange Act), whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

Form 10-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 30th day of March, 2023.

Veeva Systems Inc.

By: /s/ BRENT BOWMAN
_____

Brent Bowman
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter P. Gassner and Brent Bowman, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter P. Gassner **Peter P. Gassner**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 30, 2023
/s/ Brent Bowman **Brent Bowman**	Chief Financial Officer *(Principal Financial Officer)*	March 30, 2023
/s/ Michele O'Connor **Michele O'Connor**	Chief Accounting Officer *(Principal Accounting Officer)*	March 30, 2023
/s/ Tim Cabral **Tim Cabral**	Director	March 30, 2023
/s/ Mark Carges **Mark Carges**	Director	March 30, 2023
/s/ Paul Chamberlain **Paul Chamberlain**	Director	March 30, 2023
/s/ Mary Lynne Hedley **Mary Lynne Hedley**	Director	March 30, 2023
/s/ Priscilla Hung **Priscilla Hung**	Director	March 30, 2023

Signature	Title	Date
/s/ Nimrata Khatra Hunt **Nimrata Khatra Hunt**	Director	March 30, 2023
/s/ Marshall Mohr **Marshall Mohr**	Director	March 30, 2023
/s/ Gordon Ritter **Gordon Ritter**	Chairman of the Board of Directors	March 30, 2023
/s/ Paul Sekhri **Paul Sekhri**	Director	March 30, 2023
/s/ Matthew J. Wallach **Matthew J. Wallach**	Director	March 30, 2023

Form 10-K

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BOARD OF DIRECTORS

Gordon Ritter
Chairman of the Board

Tim Cabral

Mark Carges

Paul Chamberlain

Peter Gassner

Mary Lynne Hedley

Priscilla Hung

Tina Hunt

Marshall Mohr

Paul Sekhri

Matt Wallach

COMPANY EXECUTIVE OFFICERS

Peter Gassner
Chief Executive Officer

Tom Schwenger
President and
Chief Operating Officer

Brent Bowman
Chief Financial Officer

Nitsa Zuppas
Chief Marketing Officer

Alan Mateo
Executive Vice President,
Global Sales

Josh Faddis
Senior Vice President,
General Counsel and
Corporate Secretary

CORPORATE HEADQUARTERS

Global Headquarters
4280 Hacienda Drive
Pleasanton, CA 94588
USA

Europe Headquarters
WTC Almeda Park, Building 2,
4th Floor, Plaza de la Pau s/n
08940 - Cornella de Llobregat, Barcelona
Spain

China Headquarters
Suite 3206-3208, 32F Park Place
1601 W Nanjing Road
Jing An District
Shanghai 200040
China

Japan Headquarters
Ebisu Business Tower 5F
Ebisu 1-19-19, Shibuya Ku
Tokyo 150-0013
Japan

Asia Pacific Headquarters
Level 18
201 Miller Street
North Sydney NSW 2060
Australia

LATAM Headquarters
Rua Funchal 411,
Suites 73 & 74, Vila Olimpia
São Paulo 04551-060
Brazil

Crossix Headquarters
1375 Broadway, 3rd Floor
New York, NY 10018
USA

TRANSFER AGENT

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
USA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Mission Towers I
3975 Freedom Circle
Suite 100
Santa Clara, CA 95054
USA

INVESTOR RELATIONS

For more information, and to obtain copies of this annual report and proxy statement free of charge, write to us at Corporate Secretary, Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588, USA; phone us at **+1-925-452-6500**; or visit our website at **www.veeva.com**.